
IXYS


07074796

2007

PROXY STATEMENT AND
ANNUAL REPORT TO STOCKHOLDERS
FOR THE YEAR ENDED MARCH 31, 2007



In the printed proxy statement for the Annual Meeting of Stockholders of IXYS Corporation scheduled for September 7, 2007, the table entitled "Summary Compensation Table For Fiscal 2007" contained an error in the amount of the All Other Compensation of Peter H. Ingram and the table entitled "Director Compensation For Fiscal 2007" contained errors in the Total column. The versions of the tables filed with the Securities and Exchange Commission in Schedule 14A were corrected prior to filing. The corrected tables are as follows:

Summary Compensation Table for Fiscal 2007

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Nathan Zommer . . . . Chairman of the Board, President and Chief Executive Officer	2007	510,000	400,000	107,257	216,160	—	—	52,461(2)	1,285,878
Peter H. Ingram(3) . . . . President of European Operations	2007	232,616	15,081	—	66,828	—	9,527	6,955(4)	331,007
Uzi Sasson . . . . Vice President, Chief Operating Officer and Chief Financial Officer	2007	300,000	—	91,197	196,920	—	—	19,389(5)	607,506

(1) No executive officer forfeited any rights during fiscal 2007. Note 3 of the Notes to Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended March 31, 2007 discloses the assumptions made in valuing the rights.

(2) Includes estate planning expense of $24,684, car expense of $17,749, $7,406 in contributions by IXYS matching certain of Dr. Zommer's 401(k) plan contributions, telephone service, janitorial service, and bill paying and bookkeeping services. The payment of estate planning expense is a benefit accorded directors. Bill paying and bookkeeping services were valued based on an estimate of the hours involved and the hourly rate of the person providing the services.

(3) Mr. Ingram is paid in euros. His compensation was converted into dollars at the rate of 1.29 euros per dollar, the conversion rate used in our consolidated statement of operations for fiscal 2007.

(4) Car expense.

(5) Includes car expense of $12,483 and $6,906 in contributions by IXYS matching certain of Mr. Sasson's 401(k) plan contributions.

Director Compensation for Fiscal 2007

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)(2)(3)	Option Awards ($) (2)(3)(4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Donald Feucht	54,600	49,939	39,689	—	—	2,052	146,280
Samuel Kory	42,000	49,939	39,689	—	—	750	132,378
S. Joon Lee	32,000	49,939	39,689	—	—	1,805	123,433
David L. Millstein	56,300	26,601	39,750	—	—	—	122,651
Kenneth Wong(5)	43,200	45,688	61,616	—	—	—	150,504
Timothy Richardson . . .	—	—	—	—	—	—	—
James Thorburn	—	—	—	—	—	—	—

(1) The following table contains additional information regarding stock awards granted during fiscal 2007:

Name	Grant Date	Number of Shares Underlying Stock Awards	Grant Date Fair Value of Stock Awards ($)
Donald Feucht	8/25/2006	5,000	43,136
	5/12/2006	1,250	12,163
	8/25/2006	1,250	11,175
Samuel Kory	8/25/2006	5,000	43,136
	5/12/2006	1,250	12,163
	8/25/2006	1,250	11,175
Sang Joon Lee	8/25/2006	5,000	43,136
	8/25/2006	1,250	11,175
	5/12/2006	1,250	12,163
David Millstein	8/25/2006	5,000	43,136
Kenneth Wong	8/25/2006	5,000	43,136
	5/12/2006	1,250	12,163
	8/25/2006	1,250	11,175
Timothy Richardson	—	—	—
James Thorburn	—	—	—

(2) The following table sets forth the number of outstanding option awards or stock awards at March 31, 2007.

Name	Number of Shares Underlying Unexercised Options	Number of Shares Underlying Stock Awards
Donald Feucht	126,250	5,000
Samuel Kory	115,000	5,000
Sang Joon Lee	141,250	5,000
David Millstein	30,000	5,000
Kenneth Wong	42,000	2,500
Timothy Richardson	—	—
James Thorburn	—	—

(3) Note 3 of the Notes to Consolidated Financial Statements set forth in our Annual Report on Form 10- K for the year ended March 31, 2007 discloses the assumptions made in valuing the rights.

(4) The expense related to option awards granted prior to fiscal 2007.

(5) During fiscal 2007, Mr. Wong resigned and forfeited 2,500 unvested shares pursuant to the terms of a stock award and the right to acquire 14,250 unvested shares pursuant to the terms of an option award.

August 15, 2007

Dear Stockholders,

Our fiscal year ended March 31, 2007 was a revenue growth year, where we achieved record revenue levels and record incoming orders. The last two quarters of the fiscal year resulted in the highest quarterly backlogs in our history to March 31, 2007, which provided us with a good starting base for our next fiscal year.

I am pleased to report to you that our investments in Europe showed significant benefits. Europe became our strongest geographical market for our products, representing about 38% of our annual revenues. Similarly, we saw the demand for our products in the industrial market outpace the growth in the other market segments that we serve. The demand for electrical power worldwide for infrastructure, transportation, production, mining and chemical processing of raw materials continues to grow. Couple this demand with the growth in telecommunications (wireless and internet), and the worldwide modernization of high power medical equipment (like defibrillators, lasers for surgery, MRI equipment, X-ray machines and ultrasound imaging products), and the reason for the management team's enthusiasm for the prospects of IXYS becomes apparent. We have been serving these markets since our foundation, and have expanded in them through a variety of power semiconductor products.

During the last four years, we also penetrated the consumer large flat TV market, which gave us strong revenue growth three years ago. However, upon realization of the reduced profits available in this consumer market and of its competitive nature, we decided to limit our participation to opportunities that fit our profit goals.

I am also pleased to report that fiscal 2007 was a milestone year for our IC business, in which our revenues grew by 35% year to year, reaching a record level of $56 million. Thus, we are not just a power semiconductor company any more! This achievement reflects our strategy to diversify our product lines, which allows us to obtain "quality" revenues. Our objective is that these revenues be sustainable year after year and not concentrated in one or two customers. We are executing a strategy of market diversification, geographical diversification, diversification of product technologies and diversification of customers!

Last year, we described fiscal 2006 as a "harvesting" year, in which we also laid the foundation for our future organic growth. Indeed, our fiscal 2007 growth was achieved through organic growth. We have not completed any corporate acquisitions in the last three years. We continue to work to strengthen our balance sheet, and deliver stockholders' equity growth. When we recognized the opportunity presented by the market, we also bought a record level of our own shares. In fiscal 2007, we spent $18 million buying our common stock.

We are proud of again being selected as belonging in the top league of Silicon Valley companies, for good performance and fast growth over the past few years. We were recognized by the Governor of California as one of the top 15 companies with distinguished technology in the state. We are equally proud that management and the employees are, as a group, the largest stockholders of the company.

We have been using our cash with care, investing in our technology base and expanding our manufacturing capacity. I want to point out that IXYS also has substantial non-technology assets, mainly composed of our real estate holdings. We own our facilities in Lampertheim, Germany, in Beverly, Massachusetts, and in Aliso Viejo, California. We also recently closed on the purchase at an attractive price of a new facility in Milpitas, California, which will serve as our Silicon Valley headquarters. We will consolidate our Microwave Technology division, our corporate headquarters and our Santa Clara operations in this one building, starting in the fall of 2007.

IXYS prides itself for being dedicated to solving global energy needs with our power semiconductors and IC products. We continue to deploy new products to support green energy initiatives, one of the fastest growing markets for medium to high power semiconductors. We have introduced key new products for solar and wind energy, as well as power semiconductors to improve energy efficiency in a broad range of power applications, including medical equipment, computer based servers, industrial automation, HVAC applications, transportation, and natural resources. Our long term goal is to be well positioned with new products to capitalize on the movement to renewable energy generation and higher efficiency industrial and power supply products.

We are pleased that with almost every product we ship, we save energy or save lives!!

In fiscal 2007, we significantly improved our financial and operational controls across our global operations, as reflected in our conclusion that our internal control over financial reporting was effective at March 31, 2007. We also continued to defend our enterprise from legal claims in the International Rectifier and LoJack cases. To this point, we have succeeded in substantially reducing the damages in the LoJack case. And on the International Rectifier matter, we strongly believe that we will prevail. I do believe that the law and justice are on our side.

Key fiscal statistics for the prior four years (in thousands) are shown below:

	FY07	FY06	FY05	FY04
Net revenues	$285,908	$251,487	$256,620	$187,442
Stockholders' equity	$181,109	159,973	165,277	145,531
Cash and cash equivalents	$ 54,027	78,192	58,144	42,058

In summary, during fiscal 2007, we returned to our growth mode, delivering record levels of performance in revenues and orders, and creating record shareholder equity.

We are thankful to our stockholders and employees for their loyalty, performance and trust. In addition, we would like to commend our board of directors, for its dedication to our stockholders and the guidance provided to our legal teams and independent auditors. We thank our customers for their business during the fiscal year, and our suppliers, service providers and manufacturing partners for their cooperation.

Thank you,



Nathan Zommer, PhD
Chairman of the Board, and CEO

IXYS CORPORATION
3540 BASSETT STREET
SANTA CLARA, CA 95054-2704

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 7, 2007

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of IXYS Corporation, a Delaware corporation. The meeting will be held on Friday, September 7, 2007 at 9:00 a.m. local time at our headquarters, which is located at 3540 Bassett Street, Santa Clara, California 95054, for the following purposes:

1. To elect directors to serve for the ensuing year and until their successors are elected;
2. To approve an increase of 350,000 shares of our common stock under the 1999 Employee Stock Purchase Plan;
3. To ratify the selection of BDO Seidman, LLP as our independent registered public accounting firm for our fiscal year ending March 31, 2008; and
4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

These items of business are more fully described in the proxy statement accompanying this notice.

Our Board of Directors has fixed the close of business on August 3, 2007, as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors



Secretary

Santa Clara, California
August 15, 2007

YOU ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

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IXYS CORPORATION
3540 BASSETT STREET
SANTA CLARA, CA 95054-2704

PROXY STATEMENT
FOR THE 2007 ANNUAL MEETING OF STOCKHOLDERS

SEPTEMBER 7, 2007

QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

Why am I receiving these materials?

We have sent you this proxy statement and the enclosed proxy card because the Board of Directors of IXYS Corporation, or the Board, is soliciting your proxy to vote at the 2007 Annual Meeting of Stockholders, or Annual Meeting. You are invited to attend the Annual Meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

We are distributing this proxy statement and accompanying proxy card on or about August 15, 2007 to all stockholders of record entitled to vote at the annual meeting.

Who can vote at the annual meeting?

Only stockholders of record at the close of business on August 3, 2007 will be entitled to vote at the Annual Meeting. On this record date, there were 32,386,809 shares of common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If on August 3, 2007 your shares were registered directly in your name with IXYS's transfer agent, Mellon Investors Services LLC, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on August 3, 2007 your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are three matters scheduled for a vote:

- Election of six directors;
- The approval of an increase of 350,000 shares of our common stock under the 1999 Employee Stock Purchase Plan; and
- Ratification of BDO Seidman, LLP as our independent registered public accounting firm for our fiscal year ending March 31, 2008.

How do I vote?

You may either vote "For" all the nominees to the Board or you may "Withhold" your vote for any nominee you specify. For each of the other matters to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are fairly simple:

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may vote in person at the Annual Meeting or vote by proxy using the enclosed proxy card. Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote in person even if you have already voted by proxy.

- To vote in person, come to the annual meeting and we will give you a ballot when you arrive.
- To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than from us. Simply complete and mail the proxy card to ensure that your vote is counted. To vote in person at the Annual Meeting, you must obtain a valid proxy from your broker, bank, or other agent. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of August 3, 2007.

What if I return a proxy card but do not make specific choices?

If you return a signed and dated proxy card without marking any voting selections, your shares will be voted "For" the election of all six nominees for director, "For" the approval of an increase of 350,000 shares of our common stock under the 1999 Employee Stock Purchase Plan and "For" the ratification of BDO Seidman, LLP as our independent registered public accounting firm for our fiscal year ending March 31, 2008. If any other matter is properly presented at the meeting, your proxyholder, who is one of the individuals named on your proxy card, will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one proxy card?

If you receive more than one proxy card, your shares are registered in more than one name or are registered in different accounts. Please complete, sign and return each proxy card to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

- You may submit another properly completed proxy card with a later date.

- You may send a timely written notice that you are revoking your proxy to IXYS Corporation's Secretary, Uzi Sasson, at 3540 Bassett Street, Santa Clara, California 95054.
- You may attend the Annual Meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy.

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by April 17, 2008, to IXYS Corporation's Secretary, Uzi Sasson, at 3540 Bassett Street, Santa Clara, California 95054. If you wish to submit a proposal that is not to be included in next year's proxy materials or nominate a director, you must do so no earlier than May 10, 2008 and no later than June 9, 2008. You are also advised to review our Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" and, with respect to proposals other than the election of directors, "Against" votes, abstentions and broker non-votes. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for any proposal.

What are "broker non-votes"?

Broker non-votes occur when a beneficial owner of shares held in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed "non-routine." Generally, if shares are held in street name, the beneficial owner of the shares is entitled to give voting instructions to the broker or nominee holding the shares. If the beneficial owner does not provide voting instructions, the broker or nominee can still vote the shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. "Non-routine" matters are generally those involving a contest or a matter that may substantially affect the rights or privileges of stockholders, such as mergers or shareholder proposals, or those involving equity compensation plans.

How many votes are needed to approve each proposal?

For the election of directors, the six nominees receiving the most "For" votes (from the holders of votes of shares present in person or represented by proxy and entitled to vote on the election of directors) will be elected. Only votes "For" or "Withheld" will affect the outcome.

- To be approved, Proposal No. 2, the approval of an increase of 350,000 shares of our common stock under the 1999 Employee Stock Purchase Plan, must receive "For" votes from the holders of a majority of shares voting on the proposal either in person or by proxy. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.
- To be approved, Proposal No. 3, ratification of BDO Seidman, LLP as our independent registered public accounting firm for the year ending March 31, 2008, must receive "For" votes from the holders of a majority of the shares voting on the proposal either in person or by proxy. If you do not vote, or "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if stockholders holding at least a majority of the outstanding shares are present at the meeting in person or represented by proxy. On the record date, there were 32,386,809 shares outstanding and entitled to vote.

Your shares will be counted towards the quorum only if you submit a valid proxy or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of shares present at the meeting in person or represented by proxy may adjourn the meeting to another date.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in our quarterly report on Form 10-Q for the second quarter of fiscal 2008.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Board consists of six directors. There are six nominees for director to be voted on at the Annual Meeting. Each director to be elected will hold office until the next annual meeting of stockholders and until his successor is elected, or until such director's earlier death, resignation or removal. Each of the nominees listed below, except for Messrs. Richardson and Thorburn, is currently a director of our company who was previously elected by the stockholders. Messrs. Richardson and Thorburn were recommended for election to our Board by Dr. Nathan Zommer, who is our Chief Executive Officer, or CEO. It is our policy to encourage nominees for director to attend the Annual Meeting. All six nominees for election as a director at the 2006 annual meeting of stockholders attended the meeting.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote. The six nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the six nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected and our management has no reason to believe that any nominee will be unable to serve.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF EACH NAMED NOMINEE.**

Nominees

The names of the nominees and certain information about them are set forth below:

Name	Age	Principal Occupation/ Position Held With the Company
Nathan Zommer	59	Chairman of the Board, President and Chief Executive Officer of IXYS Corporation
Donald L. Feucht	73	Investor
Samuel Kory	64	Consultant
S. Joon Lee	68	President of Omni Microelectronics, Inc.
Timothy A. Richardson	50	Chief Financial Officer of Jupiter Foundation
James M. Thorburn	51	Consultant

Nathan Zommer. Dr. Zommer, founder of our company, has served as a Director since our inception in 1983, and has served as Chairman of the Board, President and Chief Executive Officer since March 1993. From 1984 to 1993, Dr. Zommer served as Executive Vice President. Prior to founding our company, Dr. Zommer served in a variety of positions with Intersil, Hewlett Packard and General Electric, including as a scientist in the Hewlett Packard Laboratories and Director of the Power MOS Division for Intersil/ General Electric. Dr. Zommer received his B.S. and M.S. degrees in Physical Chemistry from Tel Aviv University and a Ph.D. in Electrical Engineering from Carnegie Mellon University.

Donald L. Feucht. Dr. Feucht has served as a Director since July 2000. From 1992 until his retirement in 1998, Dr. Feucht served as Vice President for Operations for Associated Western Universities. He was employed as a Program Management Specialist for EG&G Rocky Flats, Inc. from 1990 until 1992. Prior to 1990, Dr. Feucht served in several positions with the National Renewable Energy Laboratory, including Deputy Director. Prior to joining the National Renewable Energy Laboratory, he served as Professor of Electrical Engineering and Associate Dean at Carnegie Mellon University. Dr. Feucht received his B.S. degree in Electrical Engineering from Valparaiso University and his M.S. and Ph.D. degrees in Electrical Engineering from Carnegie Mellon University.

Samuel Kory. Mr. Kory has served as a Director since November 1999. In 1988, he founded Samuel Kory Associates, a management consulting firm. Since founding the firm, Mr. Kory has served as the firm's sole proprietor and principal, as well as a consultant for the firm. Mr. Kory previously served as President and Chief Executive Officer of Sensor Technologies USA, Vice President for Business Development and Sales of IXYS, Division General Manager and Corporate Director of Marketing for Seiko Instruments USA, and an International Manager for Spectra Physics Inc. Mr. Kory received his B.S.M.E. from Pennsylvania State University.

S. Joon Lee. Dr. Lee has served as a Director since July 2000. Since 1990, Dr. Lee has served as President of Omni Microelectronics, a sales representative company. Dr. Lee also served as President of Adaptive Logic, a semiconductor company, from 1991 until 1996. Previously, Dr. Lee served as President of Samsung Semiconductor. Dr. Lee received his B.S., M.S. and Ph.D. degrees in Electrical Engineering from the University of Minnesota.

Timothy A. Richardson. Mr. Richardson has served as a Director since June 2007. Mr. Richardson is an electronics industry veteran who has been employed as the Chief Financial Officer of Jupiter Foundation since May 2007. At Sirenza Microdevices, Inc., a supplier of radio frequency components for electronics, he was the Chief Strategy Advisor from October 2006 to April 2007. From May 2002 to October 2006, he was the President and Chief Executive Officer of Micro Linear Corporation, an integrated circuit company specializing in wireless applications. Prior to that, he served as the Executive Vice President of Business Development of Bandwidth 9, a manufacturer of optical components for the telecommunications market, and as the President and co-founder of VeriFiber Technologies, an optical component and systems manufacturer.

James M. Thorburn. Mr. Thorburn has served as a Director since March 2007. Mr. Thorburn has been a consultant since August 2006. He served as Chief Executive Officer and Chairman of ZiLOG , Inc. from January 2002 until August 2006. Prior to that, Mr. Thorburn held various executive positions including Senior Vice President and Chief Operating Officer of ON Semiconductor, operating consultant with Texas Pacific Group, Chief Financial Officer at ZiLOG and management positions at National Semiconductor. Mr. Thorburn holds a BSc.(Hons.) degree from University of Glasgow and is qualified accountant with Chartered Institute of Managements Accountants in the United Kingdom.

INFORMATION REGARDING THE BOARD AND CORPORATE GOVERNANCE

Independence of the Board

As required under The Nasdaq Stock Market, or Nasdaq, listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. The Board consults with our counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the Nasdaq, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and our company, our senior management and our independent registered public accounting firm, the Board has affirmatively determined that Messrs. Feucht, Kory, Richardson and Thorburn are independent directors within the meaning of the applicable Nasdaq listing standards. Kenneth Wong was an independent director, but resigned prior to the consummation of our purchase of real property from an entity indirectly controlled by an entity where Mr. Wong served as an executive. The Nominating and Corporate Governance Committee concluded that consummation of the purchase would have caused Mr. Wong to no longer be an independent director. Dr. Zommer, our President and Chief Executive Officer, and Dr. Lee are not independent directors.

Meetings of the Board of Directors

The Board met six times during the last fiscal year. Each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member.

Information Regarding Committees of the Board of Directors

The Board has three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Below is a description of each committee of the Board. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board has determined that each member of each committee meets the applicable Nasdaq rules and regulations regarding "independence."

Audit Committee

The Audit Committee of the Board, or Audit Committee, was established by the Board in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934 to oversee our corporate accounting and financial reporting processes and audits of our financial statements. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law; review and approves or rejects transactions between our company and any related persons; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and meets to review our annual audited financial statements and quarterly financial statements The Audit Committee is composed of three directors: Messrs. Feucht, Kory and Thorburn. The Audit Committee met 23 times during the fiscal year. The Audit Committee has adopted a written charter that is available to stockholders on our website at www.ixys.com by clicking on "Investor Relations" and then clicking on "Audit Committee Charter."

The Board reviews the Nasdaq listing standards definition of independence for Audit Committee members on an annual basis and has determined that all members of our Audit Committee are independent. The Board has also determined that Mr. Thorburn qualifies as an "audit committee financial expert," as defined in the applicable rules of the Securities and Exchange Commission, or SEC.

Report of the Audit Committee of the Board[1]

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended March 31, 2007 with our management. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight

[1] The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the 1933 or 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Board ("PCAOB") in Rule 3200T. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by the Independence Standards Board Standard No. 1, (*Independence Discussions with Audit Committees*), as adopted by the PCAOB in Rule 3600T and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence. Based on the foregoing, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in our Annual Report in Form 10-K for the fiscal year ended March 31, 2007.

Donald L. Feucht

Samuel Kory

James M. Thorburn

Compensation Committee

The Compensation Committee of the Board, or the Compensation Committee, is composed of three directors: Messrs. Feucht, Kory and Richardson. All members of our Compensation Committee are independent under the Nasdaq listing standards. The Compensation Committee met six times during the fiscal year. The Compensation Committee has adopted a written charter that is available to stockholders on our website at www.ixys.com by clicking on "Investor Relations" and then clicking on "Compensation Committee Charter."

The Compensation Committee acts on behalf of the Board to review, adopt, recommend for adoption and oversee various elements of compensation for our company, including:

- establishment of corporate and individual performance objectives relevant to the compensation of our executive officers and evaluation of performance in light of these stated objectives;
- review and approval of the compensation and other terms of employment or service, including severance and change-in-control arrangements;
- review and recommend to the Board the elements of compensation for the directors; and
- administration of our equity compensation plans and other compensation plans and programs that may be adopted from time to time.

Commencing this year, the Compensation Committee also began to review with management our Compensation Discussion and Analysis and to consider whether to recommend that it be included in proxy statements and other filings. The Compensation Committee may delegate its authority to one or more of its members, subject to such reporting to or ratification by the committee as it directs. The Compensation Committee's philosophy and approach to executive compensation, as well as its specific determinations with respect to executive compensation for the fiscal year ended March 31, 2007, or fiscal 2007, are described in greater detail in the Compensation Discussion and Analysis section of this proxy statement.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee consists of Messrs. Feucht, Kory and Richardson. None of these individuals is an employee or officer of our company. Mr. Kory was, during the 1980s, a Vice President of a predecessor of our company. None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on the Board or Compensation Committee of our company.

Compensation Committee Report[2]

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained herein. Based on this review and discussion, the Compensation Committee has

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[2] The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the 1933 or 1934 Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

recommended to the Board that the Compensation Discussion and Analysis be included in our proxy statement following the fiscal year ended March 31, 2007 and incorporated into our Annual Report on Form 10-K for the fiscal year ended March 31, 2007.

Donald L. Feucht

Samuel Kory

Timothy A. Richardson

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board, or the Nominating and Corporate Governance Committee, is responsible for identifying, reviewing and evaluating candidates to serve as our directors, reviewing and evaluating incumbent directors, recommending to the Board for selection candidates for election to the Board and making recommendations to the Board regarding the membership of the committees of the Board, and addressing corporate governance matters for us. The Nominating and Corporate Governance Committee is composed of four directors: Messrs. Feucht, Kory, Richardson, and Thorburn. All members of the Nominating and Corporate Governance Committee are independent under the Nasdaq listing standards. The Nominating and Corporate Governance Committee met six times during the fiscal year. The Nominating and Corporate Governance Committee has adopted a written charter that is available to stockholders on our website at www.ixys.com by clicking on "Investor Relations" and then clicking on "Nominating Committee Charter."

The Nominating and Corporate Governance Committee is responsible for reviewing with the Board from time to time the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board. This assessment should include issues of diversity in numerous factors, such as age; understanding of and experience in manufacturing, technology, finance and marketing; international experience; and culture. Board members should possess the highest personal and professional ethics, integrity and values, informed judgment, and sound business experience, and be committed to representing the long-term interests of our stockholders. They must also have an inquisitive and objective perspective, the ability to make independent analytical inquiries, practical wisdom and mature judgment. These factors, and others as considered useful by the Board, are reviewed in the context of an assessment of the perceived needs of the Board at a particular point in time. Board members must be willing and able to devote sufficient time to the affairs of our company and are expected to rigorously prepare for, attend, and participate in all Board and applicable Committee meetings. Each Board member is expected to ensure that other existing and planned future commitments do not materially interfere with the member's service as a director. These other commitments will be considered by the Nominating and Corporate Governance Committee and the Board when reviewing Board candidates. Under the charter of the Nominating and Corporate Governance Committee, the Committee will consider individuals who are properly proposed by our stockholders to serve on the Board in accordance with laws and regulations established by the SEC and Nasdaq, our Bylaws and the Delaware General Corporation Law. Stockholder recommendations for directors must be in writing and sent by U.S. mail to: General Counsel, IXYS Corporation, 3540 Bassett Street, Santa Clara, California 95054. The General Counsel will forward any recommendation to the members of the Nominating and Corporate Governance Committee.

Stockholder Communications with the Board of Directors

The Board believes that management speaks for our company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with our company, but it is expected that Board members would do this with knowledge of management and, in most instances, only at the request of management.

In cases where stockholders wish to communicate directly with the independent Directors, email messages can be sent to directorcom@ixys.net. The messages are received by our General Counsel and forwarded to the Chairman of our Nominating and Corporate Governance Committee, who determines their distribution to the appropriate committee of the Board or independent Director and facilitates an appropriate response.

PROPOSAL 2

APPROVAL OF 350,000 SHARES FOR ISSUANCE UNDER THE 1999 EMPLOYEE STOCK PURCHASE PLAN

In January 1999, the Board adopted our 1999 Employee Stock Purchase Plan, or Purchase Plan. On November 19, 1999, our stockholders approved the Purchase Plan, reserving 250,000 shares of our common stock for issuance pursuant to the stock purchase rights awarded under the Purchase Plan. The initial 250,000 shares were later increased to 500,000 through a two-for-one stock split. Currently, only about 19,000 shares of our common stock remain available for issuance under the Purchase Plan. We desire to increase the total number of shares authorized for issuance by 350,000, which results in an aggregate of 850,000 shares of our common stock being authorized under the Purchase Plan.

Stockholders are requested in this Proposal 2 to approve an increase of 350,000 shares for issuance under the Purchase Plan. The affirmative vote of the holders of a majority of the shares voting on the proposal at the meeting, in person or by proxy, will be required to approve the 350,000 share increase. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

The essential features of the Purchase Plan, as amended, are outlined below:

Purpose

The purpose of the Purchase Plan is to provide a means by which our employees (and any parent or subsidiary designated by the Board to participate in the Purchase Plan) may be given an opportunity to purchase our common stock through payroll deductions, to assist us in retaining the services of our employees, to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for our success. Approximately 313 of our approximately 1,000 employees (which number includes employees of our subsidiaries outside the United States) are eligible to participate in the Purchase Plan.

The rights to purchase our common stock granted under the Purchase Plan are intended to qualify as options issued under an "employee stock purchase plan" as that term is defined in Section 423(b) of the Internal Revenue Code, or the Code.

Administration

Our Board administers the Purchase Plan and has the final power to construe and interpret both the Purchase Plan and the rights granted under it. Our Board has the power, subject to the provisions of the Purchase Plan, to determine when and how rights to purchase our common stock will be granted, the provisions of each offering of such rights (which need not be identical), and whether employees of any parent or subsidiary will be eligible to participate in the Purchase Plan.

Our Board has the power to delegate administration of the Purchase Plan to a committee composed of not fewer than two members of the Board. As used herein with respect to the Purchase Plan, the "Board" refers to any committee the Board appoints as well as to the Board itself. In fact, the Board has granted the Compensation Committee coextensive authority in its charter.

Offerings

The Purchase Plan is implemented by offerings of rights to all eligible employees from time to time by the Board. The offering under the Plan shall begin on June 1 of each year and will last for one year. This one year offering period will be divided into two shorter "purchase periods" approximately six months long. Purchase dates under the Purchase Plan will generally be November 30 and May 31 of each year.

Eligibility

Any person who is customarily employed at least 20 hours per week and five months per calendar year by us (or by any parent or subsidiary designated by the Board) on the first day of an offering is eligible to participate in that offering. Our officers who are "highly compensated" as defined in the Code are eligible to participate in the Purchase Plan.

However, no employee is eligible to participate in the Purchase Plan if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock possessing 5% or more of the total combined voting power or value of all classes of our stock or of any parent or subsidiary (including any stock which such employee may purchase under all outstanding rights and options). In addition, no employee may purchase more than $25,000 worth of our common stock (determined at the fair market value of the shares at the time such rights are granted) under all our employee stock purchase plans and our affiliates in any calendar year.

Additionally, any person who is employed by any non-U.S. subsidiary is not eligible to participate in the Purchase Plan.

Participation in the Plan

Eligible employees enroll in the Purchase Plan by delivering to us, prior to the date selected by the Board as the offering date for the offering, an agreement authorizing payroll deductions of up to 15% of such employee's compensation during the offering (or such lower percentage as specified in the offering document prior to the beginning of the offering).

Purchase Price

The purchase price per share at which shares of our common stock are sold in an offering under the Purchase Plan is the lower of (i) 85% of the fair market value of a share of common stock on the first day of the offering or (ii) 85% of the fair market value of a share of common stock on the last day of the purchase period.

Payment of Purchase Price; Payroll Deductions

The purchase price of the shares is accumulated by payroll deductions over the offering. At any time during the offering, a participant may reduce or terminate his or her payroll deductions as the Board provides in the offering. A participant may not increase or begin such payroll deductions after the beginning of any purchase period, except, if the Board provides, in the case of an employee who first becomes eligible to participate as of a date specified during the purchase period. All payroll deductions made for a participant are credited to his or her account under the Purchase Plan and deposited with our general funds. A participant may not make additional payments into such account, unless specifically provided in the offering and unless the participant has not had the maximum amount withheld during the offering.

Purchase of Stock

By executing an agreement to participate in the Purchase Plan, the employee is entitled to purchase shares under the Purchase Plan. In connection with offerings made under the Purchase Plan, our Board can specify a maximum number of shares of our common stock an employee may be granted the right to purchase and the maximum aggregate number of shares of our common stock that may be purchased pursuant to such offering by all participants. Generally, the Board has permitted any participating individual to purchase up to the $25,000 and 15% limitations. The maximum aggregate number of shares available to be purchased by all eligible employees will be the number of shares remaining available under the Purchase Plan on the offering date. If the aggregate number of shares to be purchased upon exercise of rights granted in the offering would exceed the maximum aggregate number of shares of our common stock available, the Board would make a pro rata allocation of available shares in a uniform and equitable manner. Unless the employee's participation is discontinued, his or her right to purchase shares is exercised automatically at the end of the purchase period at the applicable price. See "Withdrawal" below.

Withdrawal

While each participant in the Purchase Plan is required to sign an agreement authorizing payroll deductions, the participant may withdraw from a given offering by terminating his or her payroll deductions and by delivering to us a notice of withdrawal from the Purchase Plan. Such withdrawal may be elected at any time prior to the end of the applicable purchase period, except as provided by the Board.

Upon any withdrawal from an offering by the employee, we will distribute to the employee his or her accumulated payroll deductions without interest, less any accumulated deductions previously applied to the purchase of shares of our common stock on the employee's behalf during such offering, and such employee's interest in the offering will be automatically terminated. The employee is not entitled to again participate in that offering. However, an employee's withdrawal from an offering will not have any effect upon such employee's eligibility to participate in subsequent offerings under the Purchase Plan.

Termination of Employment

Rights granted pursuant to any offering under the Purchase Plan terminate immediately upon cessation of an employee's employment for any reason, and we will distribute to such employee all of his or her accumulated payroll deductions, without interest.

Restrictions on Transfer

Rights granted under the Purchase Plan are not transferable and may be exercised only by the person to whom such rights are granted.

Duration, Amendment and Termination

The Board may suspend or terminate the Purchase Plan at any time.

The Board may amend the Purchase Plan at any time. Any amendment of the Purchase Plan must be approved by the stockholders within 12 months of its adoption by the Board if the amendment would (i) increase the number of shares of our common stock reserved for issuance under the Purchase Plan, (ii) modify the requirements relating to eligibility for participation in the Purchase Plan, or (iii) modify any other provision of the Purchase Plan in a manner that would materially increase the benefits accruing to participants under the Purchase Plan, if such approval is required in order to comply with the requirements of Rule 16b-3 under the Exchange Act.

Rights granted before amendment or termination of the Purchase Plan will not be altered or impaired by any amendment or termination of the Purchase Plan without consent of the employee to whom such rights were granted.

Effect of Certain Corporate Events

In the event of a dissolution, liquidation or specified type of merger, the surviving corporation either will assume the rights under the Purchase Plan or substitute similar rights, or the exercise date of any ongoing offering will be accelerated such that the outstanding rights may be exercised immediately prior to, or concurrent with, any such event.

Stock Subject to Purchase Plan

Subject to this proposal, an aggregate of 850,000 shares of our common stock is reserved for issuance under the Purchase Plan. If rights granted under the Purchase Plan expire, lapse or otherwise terminate without being exercised, the shares of common stock not purchased under such rights again becomes available for issuance under the Purchase Plan.

Federal Income Tax Information

Rights granted under the Purchase Plan are intended to qualify for favorable federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of shares of our common stock as if such amounts were actually received. Other than this, no income will be taxable to a participant until disposition of the acquired shares, and the method of taxation will depend upon the holding period of the acquired shares.

If the stock is disposed of at least two years after the beginning of the offering period and at least one year after the stock is transferred to the participant, then the lesser of (i) the excess of the fair market value of the stock at the time of such disposition over the exercise price or (ii) the excess of the fair market value of the stock as of the beginning of the offering period over the exercise price (determined as of the beginning of the offering period) will be treated as ordinary income. Any further gain or any loss will be taxed as a long-term capital gain or loss. Such capital gains currently are generally subject to lower tax rates than ordinary income.

If the stock is sold or disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the stock on the exercise date over the exercise price will be treated as ordinary income at the time of such disposition. The balance of any gain will be treated as capital gain. Even if the stock is later disposed of for less than its fair market value on the exercise date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the stock on such exercise date. Any capital gain or loss will be short-term or long-term, depending on how long the stock has been held.

There are no federal income tax consequences to us by reason of the grant or exercise of rights under the Purchase Plan. We are entitled to a deduction to the extent amounts are taxed as ordinary income to a participant (subject to the requirement of reasonableness and the satisfaction of tax reporting obligations).

The following table is provided as additional information on our equity compensation plans. The information is as of March 31, 2007.

Equity Compensation Plan Information

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by securityholders	4,595,377(1)	$8.27(2)	5,013,123(3)
Equity compensation plans not approved by securityholders	—	—	—
Total	4,595,377	$8.27	5,013,123

(1) Includes options to purchase 250,626 shares of our common stock with a weighted average exercise price of $14.36 per share that were assumed in business combinations. It is our understanding that the stockholders of the acquired companies approved the plans from which these options were granted. Also includes 139,352 shares issuable upon vesting of restricted stock units granted under the 1999 Equity Incentive Plan. The remaining balance consists of outstanding stock option grants.

(2) The weighted average exercise price does not take into account the shares issuable upon vesting of outstanding restricted stock units, which have no exercise price.

(3) The 1999 Equity Incentive Plan includes a formula that provides for an annual increase in the number of shares under the plan of 1,000,000, which may be reduced upon the determination of the Board.

PROPOSAL 3

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected BDO Seidman, LLP, or BDO, as our independent registered public accounting firm for the fiscal year ending March 31, 2008 and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the Annual Meeting. Representatives of BDO are not expected to be present at the Annual Meeting, and, consequently, will not have an opportunity to make a statement or be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require stockholder ratification of the selection of BDO as our independent registered public accounting firm. However, the Audit Committee is submitting the selection of BDO to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in our best interests and those of our stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to ratify the selection of BDO. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes. Broker non-votes are counted towards a quorum, but are not counted for any purpose in determining whether this matter has been approved.

The following table represents aggregate fees billed to us for the fiscal years ended March 31, 2007 and March 31, 2006, by BDO Seidman, LLP, our independent registered public accounting firm.

	2007	2006
Audit Fees(1)	$2,842,112	$2,427,057
Audit-Related Fees	—	—
Tax Fees(2)	73,750	93,689
All Other Fees(3)	48,000	—
Total Fees	$2,963,862	$2,520,746

(1) Includes fees paid during the year for the audit of annual financial statements, the audit of internal control over financial reporting, statutory financial audits in certain territories and the review of quarterly financial statements. Approximately $419,000 reflected in fiscal 2007 was in respect of fiscal 2006 services.

(2) Includes federal, state and international tax compliance, tax advice and tax planning.

(3) Includes fees related to due diligence.

None of the foregoing was approved by the Audit Committee pursuant to the exception set forth in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X of the SEC.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

The Audit Committee has determined that the rendering of non-audit services by BDO Seidman, LLP is compatible with maintaining its independence.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock as of August 3, 2007 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our common stock.

Unless otherwise indicated, the address for each listed stockholder is: c/o IXYS Corporation, 3540 Bassett Street, Santa Clara, California 95054.

	Beneficial Ownership(1)	
Name and Address of Beneficial Owner	Number of Shares	Percent of Total
Directors and Executive Officers		
Nathan Zommer(2)	8,049,226	23.9%
Peter H. Ingram(3)	706,184	2.2%
Uzi Sasson(4)	187,250	*
Donald L. Feucht(5)	146,250	*
Samuel Kory(6)	126,250	*
S. Joon Lee(7)	146,250	*
Timothy A. Richardson	—	—
James M. Thorburn	2,500	*
All directors and executive officers as a group (9 persons)(8)	9,363,910	27.1%
5% Stockholders		
6th Avenue Investment Management Company, LLC(9) One Security Benefit Place Topeka, Kansas 66636	3,337,900	10.3%
Columbia Wagner Asset Management L.P.(10) WAM Acquisition GP, Inc. 227 East Monroe Street, Suite 3000 Chicago, Illinois 60606	1,905,000	5.9%

* Represents less than 1%.

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 32,386,809 shares outstanding on August 3, 2007, adjusted as required by rules promulgated by the SEC.

(2) Includes an aggregate of 5,200 shares held by or on behalf of Dr. Zommer's children. Also includes 1,265,100 shares Dr. Zommer has the right to acquire within 60 days of August 3, 2007. 6,661,546 shares are pledged as security.

(3) Includes 353,150 shares Mr. Ingram has the right to acquire within 60 days of August 3, 2007.

(4) Consists of 187,250 shares Mr. Sasson has the right to acquire within 60 days of August 3, 2007.

(5) Includes an aggregate of 2,000 shares held by or on behalf of Mr. Feucht's wife. Also includes 128,750 shares Mr. Feucht has the right to acquire within 60 days of August 3, 2007.

(6) Includes 117,500 shares Mr. Kory has the right to acquire within 60 days of August 3, 2007.

(7) Includes 143,750 shares Mr. Lee has the right to acquire within 60 days of August 3, 2007.

(8) Includes 2,195,500 shares that directors and executive officers have the right to acquire within 60 days of August 3, 2007.

(9) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on July 9, 2007.

(10) Based on a Schedule 13G/A filed with the Securities and Exchange Commission on January 10, 2007.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, or the 1934 Act, requires our directors and executive officers and persons who own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other of our equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. We are not aware of any late or unfilled reports for fiscal 2007.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This discussion and analysis should be read along with the tables and text under "Executive Compensation" that follow hereafter. Throughout this discussion and analysis, the "Committee" refers to the Compensation Committee and "executives" refers to our executive officers. Generally, the Committee limits its deliberations to individuals determined by the Board to be executive officers under the rules of the SEC. The compensation of other employees is determined under the direction of the Chief Executive Officer and the Chief Operating Officer.

Our Compensation Philosophy

Our success begins with our culture of innovation, cooperation and efficiency. Our compensation programs are designed to support this culture by allowing us to:

- *Motivate and reward performance.* We believe that compensation should vary with performance, and that a significant portion of an executive's pay should be linked to individual and corporate performance.
- *Align employee pay with stockholder objectives.* We believe that our pay program should connect executives' interests with stockholders' interests. In particular, we believe that pay should reward executives for growing the value of the company.
- *Manage resources efficiently.* Compensation is a significant expense, which should be managed appropriately to achieve our executive reward and retention goals while also protecting stockholder interests.
- *Attract and retain personnel.* The semiconductor industry is a competitive landscape, where experienced and talented employees are in demand. Executive compensation must be competitive to attract and retain the individuals we need to lead our business.

Our Executive Compensation Program

Our executive compensation program consists of five components:

- Salary
- Performance bonuses
- Other cash bonuses

- Equity compensation
- Employee benefits

Our philosophy is to offer competitive salaries to our executives and to provide significant rewards through incentive pay. Incentive cash opportunities are calibrated to be competitive when performance objectives are achieved. Exceptional rewards may be provided through long-term equity compensation, but only to the degree that our stock price appreciation is strong.

Salaries

We provide salaries sufficient to attract and retain key executives. While we offer competitive salaries, we believe we can create a stronger link between pay and performance by directing executive pay towards incentive cash compensation and equity rewards. For our two most senior executives, we expect that salary will constitute less than half of the total annual compensation. To determine the appropriate salary for an executive, the Committee considers a number of factors, including the executive's responsibilities, experience, past performance, and expected future contribution to our company. The Committee also considers the salaries of executives in similar positions at comparable companies.

Performance Bonuses

Our performance bonus program is intended to provide economic incentives for executives to work for the achievement of objectives that the Committee believes will foster our growth and profitability. It rewards executives in light of their achievement of their performance objectives and for helping us achieve our annual financial goals. Each year, the Committee develops a performance bonus program for each of the two most senior executives. To establish these programs, the Committee considers the executive's responsibilities and expected contributions to our company.

The performance bonus program is composed of a series of objectives, a set of weights for the objectives and three potential bonus levels, consisting of a threshold level, a target level and a maximum level. The Committee considers each executive individually in setting objectives, weights and bonus levels. Objectives are set in light of the Committee's views on the goals and challenges for our company and the individual for the corresponding fiscal year.

The Committee considers the bonus levels and objectives, along with the weights accorded the objectives, to be guidelines for the Committee to use in evaluating the bonuses to be paid to executives and for executives to use in understanding the goals of the Committee for their performance. The amount of the bonuses will be determined by the Committee in light of its evaluation of each executive's performance in total and not based on the mechanical application of any formula. The Committee may decide to award additional amounts for performance in excess of an objective or award lesser amounts for partial performance of an objective. The Committee may also consider other factors in ultimately determining the amount of a bonus. Thus, the amount of any bonus is in the discretion of the Committee, to be determined after completion of the fiscal year.

Other Cash Bonuses

From time to time, the Committee has awarded cash bonuses outside of the performance bonus structure. These bonuses relate to circumstances unique to the individual and have related to recognition for years of service to our company.

Equity

We believe equity-based compensation is critical to our overall pay program for executives. Equity-based compensation provides several significant advantages:

- It allows us to provide exceptional potential rewards. Those exceptional rewards are realized, however, only if our growth is strong as may be evidenced by stock price appreciation and value is created for stockholders.

- It creates a strong incentive for executives to improve financial results and take the right actions to increase our value over the long term. Because the ultimate value of the award varies with results, equity-based compensation creates a strong link between pay and performance.
- It links executives' interests directly with stockholders', since rewards depend on stock performance.

Currently, the Committee views stock options in various forms are the best method to motivate our executives. Stock options encourage executives to focus on value creation, since stock options provide rewards only when our stock price increases. The vesting schedules we use delay rewards until the future, thereby maintaining incentives for our executives and helping us retain key talent.

Determining the Size of Individual Equity Incentive Awards

To determine the appropriate size of an executive's equity incentive award, the Committee considers several factors, including the executive's past performance and expected future contribution, the retention value of the executive's prior unvested option grants and our growth and performance outlook. Historically, executives generally received an equity incentive award following employment and, thereafter, a single equity incentive award each year. We do not grant re-load options, make loans to executives to exercise their stock options or grant stock options at a discount.

Timing of Grants

The Committee generally grants equity incentives to our executives at meetings, historically most often during the second fiscal quarter. The Committee does not have an express policy regarding the timing of grants to executives. The Board or the Committee may grant options when in possession of material non-public information.

Exercise Price

The exercise price of all stock option grants is currently the closing price of a common share of our stock on Nasdaq on the date of grant.

Vesting

Equity incentive awards cannot be exercised until they vest. The principal purpose of vesting is to serve as an employee retention tool. Employees who leave before they vest lose any value in their unvested equity incentive awards. The vesting requirements for our executives are typically the same as those for our employees generally. Generally, our equity incentive awards vest in equal annual installments over a four year period or, in other words, at the rate of 25% per year.

Other Benefits

We provide our executive officers with a limited number of benefits not generally made available to all employees. These benefits primarily consist of car allowances, term life insurance and reimbursement for tax planning and the preparation of tax returns. These benefits for senior executive are of long-term historical practice by our company and the Committee has viewed them as immaterial in amount. In the case of Dr. Zommer, they are required by the terms of his employment agreement. In addition, as a director, Dr. Zommer receives a benefit accorded directors, the reimbursement of estate planning expenses.

Like all of our full-time employees, our executives are eligible to participate in our 1999 Employee Stock Purchase Plan, our 401(k) plan, and other health and welfare insurance programs. We believe we offer a competitive package of health and welfare programs. To ensure our total compensation package remains competitive with other companies, we compare our health and welfare benefits with the packages offered by other companies.

Severance and Change of Control Provisions

Except for Dr. Zommer, we do not have severance or change of control agreements with any of our executives. The Committee does believe that executive severance and change of control provisions are appropriate for our senior executives. These provisions are sometimes necessary to attract or retain key personnel and to assist executives in focusing on the best course for our company.

Determining Executive Pay

After the end of each fiscal year, the Committee reviews our executive compensation program. The review involves the analysis of market pay practices, the assessment of our existing pay practices and the consideration of our goals for the future As a result of this review, the executive compensation program for the next fiscal year is formulated.

At the same time as setting the compensation program, the process of evaluating individual performance and making incentive cash compensation decisions for the prior fiscal year is also occurring. The CEO reviews the pay and performance of each executive other than himself and makes pay recommendations to the Committee for each of those executives. The Committee reviews those recommendations, taking into account:

- The CEO's assessment of the performance of each executive other than himself;
- Each executive's pay history and unvested equity incentives;
- The difficulty of the executive's role; and
- Periodically, but not annually, executive pay at comparable companies.

As necessary, the Committee discusses changes to the CEO's recommendations with the CEO and then approves compensation actions for each executive.

The Committee makes compensation decisions for the CEO separately without the CEO's participation. The Committee evaluates the CEO's performance in light of its judgment of results achieved. Input on our CEO's performance is solicited from the other members of the Board.

For fiscal year 2008, the Committee retained an executive compensation consultant, Presidio Pay Advisors, Inc., to assist with the pay-determination process for the CEO and the CFO. At the end of this process, the Committee's decisions included the following compensation actions for our two most senior executives:

- Objectives, weights and bonus levels for the performance bonus programs for the current fiscal year;
- Any changes to salary; and
- The amount of any equity incentive awards for the fiscal year.

The decisions of the Committee were then communicated to the executives by the Chairman of the Committee.

Executive Compensation Consulting

In fiscal year 2008, the Committee retained Presidio Pay Advisors, Inc., to assist the Committee in carrying out its responsibilities. With respect to executive compensation matters, Presidio Pay Advisors, Inc. reports directly to the Committee. Among other things, Presidio Pay Advisors, Inc. works with the Committee to gather and analyze third-party data about the compensation practices of our peer companies against which we measure our compensation.

Compensation Benchmarking

In setting executive pay, we are mindful of the competitive market. To gauge our pay against our competitors and against the broader marketplace, the Committee has requested our compensation consultant to provide us with survey information of the pay practices generally occurring in the semiconductor industry. In fiscal 2007, to determine our peer companies, the Committee looked at survey data on public companies in the business of manufacturing semiconductors that had annual revenues similar to ours, in the range of $150 million to $300 million. These companies included the following:

Actel Corporation	ESS Technology	Pixelworks, Inc.
Applied Micro Circuits Corp.	Genesis Microchip Inc.	PMC-Sierra, Inc.
Atheros Communications, Inc.	Helix Technology Corporation	Semtech Corp.
ATMI Inc.	Integrated Silicon Solutions	Silicon Image, Inc.
Cirrus Logic, Inc.	Mattson Technology Inc.	SimpleTech, Inc.
Cohu Inc.	Micrel; Inc.	Standard Microsystems Corp.
Diodes, Inc.	Microsemi Corporation	Vitesse Semiconductor Corp.

In fiscal 2008, the Committee examined survey data on the semiconductor industry, while checking pay practices at small subset of the peer group companies. In each year, the compensation data was provided by Presidio Pay Advisors, Inc.

Executive Pay Decisions for Fiscal 2007 and Fiscal 2008

Salary

For fiscal 2007, the Committee increased Dr. Zommer's salary by $30,000 to $510,000 after determining that the increase in salary was appropriate in light of Dr. Zommer's responsibilities and in light of peer group practices. Mr. Sasson's salary was increased by $40,000 to $300,000 in the context of his responsibilities and peer group compensation. For Messrs. Zommer and Sasson, the Committee considered the responsibilities of the executives beyond those typically associated with their roles; in particular, that Dr. Zommer served as the senior technical executive of the Company and that Mr. Sasson bore significant operational responsibilities. Changes in the reported amount of Mr. Ingram's salary resulted from fluctuations in foreign exchange rates, as Mr. Ingram is paid in euros.

For fiscal 2008, the Committee increased Dr. Zommer's salary by $56,000 to $566,000 in light of its assessment of the survey information. Mr. Sasson's salary was increased by $30,000 to $330,000 to reflect his performance as Chief Financial Officer and his continued assumption of operational responsibilities. No action was taken on Mr. Ingram's salary for fiscal 2008.

Performance Bonuses

The Committee set three different potential levels for Dr. Zommer's fiscal 2007 performance bonus as follows: acceptable performance, $300,000; target, $400,000; and performance above expectations, $500,000. The objectives were a quantitative target for net revenues for fiscal 2007, a quantitative target for gross margin for fiscal 2007, a quantitative target for the book-to-bill ratio, a qualitative assessment on work to strengthen R&D staffing and enhance R&D output, a qualitative assessment of succession and staffing planning for key managers and staff; a qualitative assessment of a three year business model for the development of the Company, and a qualitative assessment of overall performance.

The Committee set three different potential levels for Mr. Sasson's fiscal 2007 performance bonus as follows: acceptable performance, $150,000; target, $175,000; and performance above expectations, $200,000. The objectives were a quantitative target for gross margin for fiscal 2007, a qualitative assessment on work to consolidate and integrate operations to improve efficiency and reduce costs, a qualitative assessment of succession and staffing planning for key finance staff, a qualitative assessment of the implementation of consolidation software, a qualitative assessment on successful completion of the fiscal 2007 internal controls assessment, a qualitative assessment of budgetary process enhancement, and a qualitative assessment of overall performance.

During the Committee's deliberations regarding the amount of the performance bonuses to be paid for fiscal 2007, Dr. Zommer and Mr. Sasson informed the Committee that they had elected not to receive incentive cash bonuses in respect of fiscal 2007. The Committee then decided to accept their determinations and ceased its deliberations on the bonuses. No target performance bonus was set for Mr. Ingram for fiscal 2007.

For fiscal 2008, the Committee increased the bonus levels of incentive cash compensation for Messrs. Zommer and Sasson, consistent with the objective that the majority of the executives' compensation be incentive based. No action was taken to establish a performance bonus for Mr. Ingram for fiscal 2008.

The Committee set three different potential levels for Dr. Zommer's fiscal 2008 performance bonus as follows: threshold, $440,000; target, $550,000; and maximum, $715,000. The objectives are a set of quantitative goals for gross margins for fiscal 2008, a set of quantitative goals for cash flow from operations for fiscal 2008, a set of quantitative goals for net revenues from current operations for fiscal 2008, and general overall performance during fiscal 2008, which will be significantly influenced by inventory issues. Each set of quantitative goals consists of three numbers, with a number corresponding to each of the concepts of threshold, target and maximum.

The Committee set three different potential levels for Mr. Sasson's fiscal 2008 performance bonus as follows: threshold, $200,000; target, $250,000; and maximum, $325,000. The objectives are a set of quantitative goals for gross margins for fiscal 2008, a set of quantitative goals for cash flow from operations for fiscal 2008, a set of quantitative goals for net revenues from current operations for fiscal 2008, and general overall performance during fiscal 2008, which will be significantly influenced by inventory issues. Each set of quantitative goals consists of three numbers, with a number corresponding to each of the concepts of threshold, target and maximum.

Other Cash Bonuses

In fiscal 2005, the Committee established a bonus program of up to $700,000, payable to Dr. Zommer in increments of $100,000 per fiscal quarter, contingent upon his continued service as our CEO on the last day of each fiscal quarter. The last payment under the bonus was made in respect of the first quarter of fiscal 2007. The bonus was granted in recognition of Dr. Zommer's years of service to our company and his prior years of under-compensation, particularly during the years before we became a public company. The bonus approved at the time represented about one-half of the amount of estimated under-compensation. During fiscal 2007, on the same rationale, the Committee decided to extend the bonus program for up to an additional $700,000, again payable to Dr. Zommer in increments of $100,000 per fiscal quarter, contingent upon his continued service as our CEO on the last day of each fiscal quarter, thereby resolving the remainder of the under-compensation. For fiscal 2007, $300,000 was paid to Dr. Zommer under the extended bonus program.

In fiscal 2007, the Committee approved a bonus program for Mr. Ingram of up to $180,000, payable increments of up to $15,000 per fiscal quarter, contingent on Mr. Ingram remaining President of European Operations on the last day of each such quarter. The bonus was granted in recognition of Mr. Ingram's years of service to our company and in light of the fact that he did not exercise a stock option of approximately equivalent value. With the agreement of Mr. Ingram, the bonus was discontinued after one quarter.

Equity

In fiscal 2007, the Committee granted restricted stock units to Messrs. Zommer and Sasson. Restricted stock units are rights to receive shares of our common stock upon vesting. The size of the awards reflect past individual and company performance, expected future contribution and the estimated value of the awards compared with equity awards offered to executives in similar positions by our peer companies. These grants vest in equal annual installments over a four year period. Because restricted stock units represent the right to receive a share of stock regardless of any appreciation in the value of the stock, individual awards were for a smaller number of shares than historical stock option grants. Generally, the Committee applied a factor of four in comparing potential grants of restricted stock units to potential stock option grants. The Committee granted Dr. Zommer 50,000 restricted stock units and Mr. Sasson 30,000 restricted stock units. The Committee did not grant an equity incentive to Mr. Ingram during fiscal 2007.

In May 2007, the Committee shifted our equity incentive awards to stock options. Feedback from our personnel indicated a greater appreciation of and receptivity to stock options, as compared to restricted stock units. While further grant of restricted stock units is not precluded, the Committee currently expects that it will primarily grant stock options in the future.

The Committee granted Dr. Zommer an option exercisable for 200,000 shares in June 2007 and Mr. Sasson an option for 20,000 shares in May 2007 on Dr. Zommer's recommendation, as well as an additional option for 120,000 shares in June 2007 upon the completion of its deliberations for the year. The Committee did not grant an equity incentive to Mr. Ingram.

Tax and Accounting Implications

Section 162(m) of the Code places a limit of $1,000,000 on the amount of compensation that we may deduct from our taxes in a year with respect to our executive officers. Section 162(m) limits the types of compensation that are deductible resulting in some performance-based compensation that does not qualify as tax deductible. While the Committee is mindful of the benefit to our company performance of full deductibility of compensation, we believe the Committee must not be constrained by the requirements of Section 162(m) where those requirements would impair flexibility in compensating our executive officers in a manner that can best promote our corporate objectives. Therefore, the Committee has not adopted a policy that requires that all compensation be deductible. The Committee intends to continue to compensate our executive officers in a manner consistent with the best interests of our company and the stockholders.

We adopted SFAS No. 123(R), effective April 1, 2007. SFAS No. 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at grant date, based on the fair value of the awards, and is recognized as an expense over the requisite employee service period. We use the Black-Scholes pricing model to estimate the fair value of each award.

Summary Compensation Table

The following table shows for the fiscal year ended March 31, 2007, compensation awarded to or paid to, or earned by, our Chief Executive Officer, our Chief Financial Officer and our other executive officer, together referred to as our Named Executive Officers, at March 31, 2007.

Summary Compensation Table for Fiscal 2007

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Nathan Zommer Chairman of the Board, President and Chief Executive Officer	2007	510,000	400,000	107,257	216,160	—	—	52,461(2)	1,285,878
Peter H. Ingram(3) President of European Operations	2007	232,616	15,081	—	66,828	—	9,527	6,995(4)	331,007
Uzi Sasson Vice President, Chief Operating Officer and Chief Financial Officer	2007	300,000	—	91,197	196,920	—	—	19,389(5)	607,506

(1) No executive officer forfeited any rights during fiscal 2007. Note 3 of the Notes to Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended March 31, 2007 discloses the assumptions made in valuing the rights.

(2) Includes estate planning expense of $24,684, car expense of $17,749, $7,406 in contributions by IXYS matching certain of Dr. Zommer's 401(k) plan contributions, telephone service, janitorial service, and bill paying and bookkeeping services. The payment of estate planning expense is a benefit accorded directors. Bill paying and bookkeeping services were valued based on an estimate of the hours involved and the hourly rate of the person providing the services.

(3) Mr. Ingram is paid in euros. His compensation was converted into dollars at the rate of 1.29 euros per dollar, the conversion rate used in our consolidated statement of operations for fiscal 2007.

(4) Car expense.

(5) Includes car expense of $12,483 and $6,906 in contributions by IXYS matching certain of Mr. Sasson's 401(k) plan contributions.

We provide, or reimburse for, a leased car for each of our executive officers, including associated expenses such as insurance, registration, maintenance and gasoline. Our directors, including Dr. Zommer, are reimbursed for their estate planning and tax planning and return preparation expenses. We pay for telephone service and periodic janitorial service for a house owned by Dr. Zommer near our corporate offices, where employees stay on occasion when visiting our corporate offices. Because Dr. Zommer is single and spends significant time traveling to our worldwide locations and customers, we provide bill paying and bookkeeping services to Dr. Zommer.

None of our named executive officers exercised options or had stock awards that vested during fiscal 2007.

Dr. Zommer is the only executive officer who has an employment agreement. The term of Dr. Zommer's employment agreement was extended by the Compensation Committee from January 31, 2007 to January 31, 2008. The agreement provides that he will be paid an annual base salary of at least $480,000 and that he will be considered for an annual performance bonus, as determined by the Board in its discretion. He is to receive the benefits made available to senior executives generally, as well as the following specifically
described in his agreement: an annual medical exam; term insurance in the amount of $1,000,000 on his life, payable to his designee; the services of a personal tax or investment advisor, in an amount not to exceed $1,000 per year; the use of a car, of make and model determined by Dr. Zommer and the Board, including maintenance and insurance; 10 hours per month of bill paying and bookkeeping services; and annual vacation in an amount equal to 15 days plus one-half day for each full year of service after June 1, 2003. Additionally, Dr. Zommer is entitled to the payments and benefits described in "Potential Payments upon Termination or Change in Control," upon the events described there. During fiscal 2007, Dr. Zommer caused the term life insurance provided pursuant to his agreement to be cancelled.

Grants of Plan-Based Awards

The following table provides information regarding all incentive plan awards that were made to or earned by our Named Executive Officers during fiscal 2007.

Grants of Plan-Based Awards in Fiscal 2007

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)(2)	(#)	($/Sh)	($)
Nathan Zommer	5/12/06	300,000	400,000	500,000	—	—	—	50,000	—	—	469,473
Peter H. Ingram	—	—	—	—	—	—	—	—	—	—	—
Uzi Sasson	5/12/06	150,000	175,000	200,000	—	—	—	30,000	—	—	281,614
	8/24/06							20,000			173,314

(1) These amounts constitute the performance bonus amounts for fiscal 2007. After fiscal 2007, it was determined that no performance bonuses for fiscal 2007 would be paid.

(2) Pursuant to the 1999 Equity Incentive Plan

Outstanding Equity Awards at Fiscal Year End

The following table shows for the fiscal year ended March 31, 2007, certain information regarding outstanding equity awards at fiscal year end for the Named Executive Officers.

Outstanding Equity Awards at Fiscal 2007 Year End

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Nathan Zommer	62,600			1.86	11/03/08				
	480,000			2.34	11/19/09				
	20,000			20.90	12/11/10				
	160,000			7.26	11/16/11				
	280,000			7.79	11/15/12				
	150,000			10.63	02/20/14				
	100,000			15.81	06/02/15				
						50,000(2)	511,500		
Peter H. Ingram	5,150			1.69	11/03/08				
	60,000			2.13	11/19/09				
	120,000			3.63	01/21/10				
	10,000			6.60	11/16/11				
	60,000			4.64	07/22/12				
	40,000			7.08	11/15/12				
	24,500	3,500(3)		6.75	08/08/13				
	30,000			14.37	06/02/15				
Uzi Sasson.	17,250			6.65	08/20/14				
	60,000	12,750(4)		9.15	11/23/14				
	75,000	60,000(5)		14.37	06/02/15				
						20,000(6)	204,600		
						30,000(7)	306,900		

(1) Based on the closing price of $10.23 on the Nasdaq Global Market on March 30, 2007.

(2) 12,500 shares vest on each of the first four anniversaries of May 12, 2006.

(3) 700 shares vest on the eighth day of each calendar month after March 31, 2007.

(4) 750 shares vest on the 20th day of each calendar month after March 31, 2007.

(5) 3,000 shares vest on the 23rd day of each calendar month after March 31, 2007.

(6) 5,000 shares vest on each of the first four anniversaries of August 24, 2006.

(7) 7,500 shares vest on each of the first four anniversaries of May 12, 2006.

Post-Employment Compensation

The following table shows for the fiscal year ended March 31, 2007, certain information regarding pension benefits for the Named Executive Officer.

Pension Benefits for Fiscal 2007

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Peter H. Ingram . . .	Defined Benefit Plan	25	339,453	—

Mr. Ingram is an employee of our German subsidiary and participates in the defined benefit plan of our German subsidiary. In 1992, the subsidiary awarded Mr. Ingram pension rights under which he will be entitled to receive a payment of €1,471, or $1,971, per month as his pension on retirement. Under the terms of the plan, his right to pension payments fully vests at age 60 in April 2008. Further years of service will not increase his pension benefit. He may initiate pension payments upon retirement at or after age 60, but the amount of each payment that he would receive for the remainder of his life would be reduced by 0.5% for each month prior to age 63 that he commenced the payments, up to a maximum reduction of 6%. In the event of his death, his spouse would be entitled to payments equal to two-thirds of the payments that he would receive. Note 10 of the Notes to Consolidated Financial Statements set forth in our Annual Report on Form 10-K for the year ended March 31, 2007 describes the defined benefit plan in which Mr. Ingram participates.

Potential Payments upon Termination of Change in Control

Dr. Zommer's employment agreement provides for certain payments and benefits in connection with termination or a change in control. In the event he is terminated without cause, he is entitled to a single payment equal to one year's salary. If he becomes disabled for three months in a six month period, his salary will be continued to be paid, along with benefits, by us for a period of one year, after which his employment shall terminate. In the event of a change in control, he is entitled to a single payment from us equal to three times his annual salary. If his employment terminates, either without cause or for good reason, within one year of the change in control, he is entitled to a single payment from us equal to three times his average annual cash compensation over the last three years minus any amount paid in connection with the right described in the immediately preceding sentence. Additionally, upon such event, he is entitled to a continuation of his benefits from us, both as provided to employees generally and as specifically described in his employment agreement, for a period of 18 months, as well as the immediate vesting of all unvested stock options.

Under his employment agreement, cause means conviction of any felony or any crime involving moral turpitude or dishonesty; participation in a fraud or act of dishonesty against our company; willful breach of our policies; intentional damage to our property; or breach of the employment agreement, any other agreement with us. Change in control means any reorganization, consolidation or merger in which we are not the surviving corporation or where our voting stock would be converted into cash, securities or other property, other than a merger where our stockholders have the same proportionate ownership of voting stock after the merger; the sale, exchange or other transfer of to an unaffiliated third party of at least a majority of our voting stock; and the sale, lease, exchange or other transfer of all, or substantially all, of our assets. Good reason means reduction of his rate of salary compensation as in effect immediately prior to the change in control; failure to provide a package of welfare benefit plans which, taken as a whole, provide substantially similar benefits to those in which he is entitled to participate immediately prior to the change of control, except that employee contributions may be raised to the extent of any cost increases imposed by third parties, or any action by us which would adversely affect his participation or reduce his benefits under any of such plans; change in his responsibilities, authority, titles or offices resulting in diminution of position, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith which is remedied by us promptly after notice; request that Dr. Zommer relocate to a worksite that is more than 35 miles from his prior worksite; material reduction in duties; failure or refusal of the successor company to assume our obligations under his employment agreement; or material breach by us or any successor company of any of the material provisions of his employment agreement.

The following table sets forth estimates of the value of the payments and the benefits receivable by Dr. Zommer under his employment agreement in connection with termination or a change in control.

Executive Benefits and Payments upon Termination or Change in Control (1)	Involuntary Termination Without Cause ($)	Involuntary Termination For Cause ($)	Disability ($)	Change in Control ($)	Termination within One Year after Change in Control ($)
Cash payment	510,000	—	510,000	1,530,000	1,050,000(2)
Vesting of stock awards(3)	—	—	127,875	—	511,500
Vesting of option awards	—	—	—	—	—
401(k) match(4)	—	—	7,406	—	11,109
Car expense(4)	—	—	17,749	—	26,624
Health insurance(4)	—	—	6,691	—	10,037
Other benefits(4)(5)	—	—	5,226	—	7,839

(1) Based on salary rate during fiscal 2007 and the amounts for benefits during fiscal 2007.

(2) Based on the three fiscal years ended March 31, 2007.

(3) Based on closing price of a share of our common stock on March 30, 2007, which was $10.23. For disability, assumes one year of vesting.

(4) Assumes one year of benefits for disability and eighteen months of benefits for termination after change in control. Benefits are estimated using fiscal 2007 historical data.

(5) Consists of dental insurance, group life insurance and other insurance programs, tax or investment advisor reimbursement (estimated at $1,000 per year), annual medical exam reimbursement (estimated at $1,000 per year), and bill paying and bookkeeping services.

Director Compensation

The following table shows for the fiscal year ended March 31, 2007 certain information with respect to the compensation of all of our non-employee directors:

Director Compensation for Fiscal 2007

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)(2)(3)	Option Awards ($) (2)(3)(4)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Donald Feucht	54,600	49,939	39,689	—	—	2,052	148,080
Samuel Kory	42,000	49,939	39,689	—	—	750	132,378
S. Joon Lee	32,000	49,939	39,689	—	—	1,805	128,433
David L. Millstein	56,300	26,601	39,750	—	—	—	124,451
Kenneth Wong(5)	43,200	45,688	61,616	—	—	—	152,304
Timothy Richardson	—	—	—	—	—	—	—
James Thorburn	—	—	—	—	—	—	—

(1) The following table contains additional information regarding stock awards granted during fiscal 2007:

Name	Grant Date	Number of Shares Underlying Stock Awards	Grant Date Fair Value of Stock Awards ($)
Donald Feucht	8/25/2006	5,000	43,136
	5/12/2006	1,250	12,163
	8/25/2006	1,250	11,175
Samuel Kory	8/25/2006	5,000	43,136
	5/12/2006	1,250	12,163
	8/25/2006	1,250	11,175
Sang Joon Lee	8/25/2006	5,000	43,136
	8/25/2006	1,250	11,175
	5/12/2006	1,250	12,163
David Millstein	8/25/2006	5,000	43,136
Kenneth Wong	8/25/2006	5,000	43,136
	5/12/2006	1,250	12,163
	8/25/2006	1,250	11,175
Timothy Richardson	—	—	—
James Thorburn	—	—	—

(2) The following table sets forth the number of outstanding option awards or stock awards at March 31, 2007.

Name	Number of Shares Underlying Unexercised Options	Number of Shares Underlying Stock Awards
Donald Feucht	126,250	5,000
Samuel Kory	115,000	5,000
Sang Joon Lee	141,250	5,000
David Millstein	30,000	5,000
Kenneth Wong	42,000	2,500
Timothy Richardson	—	—
James Thorburn	—	—

(3) Note 3 of the Notes to Consolidated Financial Statements set forth in our Annual Report on Form 10- K for the year ended March 31, 2007 discloses the assumptions made in valuing the rights.

(4) The expense related to option awards granted prior to fiscal 2007.

(5) During fiscal 2007, Mr. Wong resigned and forfeited 2,500 unvested shares pursuant to the terms of a stock award and the right to acquire 14,250 unvested shares pursuant to the terms of an option award.

Each of the non-employee directors receives an annual retainer of $25,000 as well as $1,000 for each meeting of the Board he attends and $600 for each committee meeting he attends. The Chairman of the standing committees of the Board are paid additional retainers as follows: Chairman of the Audit Committee, $7,500; Chairman of the Compensation Committee, $4,000; and Chairman of the Nominating and Corporate Governance Committee, $4,000. Additionally, each director is reimbursed for expenses incurred in preparing their personal income tax returns and estate planning matters.

Options can be granted to directors either from the 1999 Equity Incentive Plan or the 1999 Non-Employee Directors' Equity Incentive Plan. Each plan provides for the grant of options to non-employee directors pursuant to a discretionary grant mechanism administered by the board. Under current practice, each director receives an option to acquire 30,000 shares upon becoming a member of our board of directors, which vests in equal annual installments over four years, and, after the first year, an option to acquire 20,000 shares annually, which vests in monthly installments over one year. All non-employee director options will vest in full in connection with a change in control of our company. Each option has an exercise price equal to the fair market value of such common stock on the date of grant, based on the closing sales price reported on the Nasdaq Global Market for the date of grant.

During fiscal 2007, we granted 5,000 restricted stock units to each of Messrs. Feucht, Kory, Lee, Millstein and Wong. We also granted 2,500 shares to each of Messrs. Feucht, Kory, Lee and Wong as unrestricted stock awards.

TRANSACTIONS WITH RELATED PERSONS

Related Person Transactions Policy and Procedures

Section 4 of our Code of Ethics sets forth our policy regarding disclosure by an employee or director of a conflict of interest. A related party transaction would be a conflict of interest. Executive officers and directors are to disclose conflicts of interest to the Audit Committee. When transactions that fall within the coverage of Item 404(a) of Regulation S-K promulgated under the Securities Exchange Act of 1934 are identified, they are submitted to the Audit Committee for review, approval or ratification, excepting indemnity agreements, which were previously approved by the stockholders . Evidence of the policy is set forth in the Rule 4350(h) of The Nasdaq Stock Market. The Audit Committee considers transactions on a case-by-case basis in light of the applicable facts and circumstances, and has not developed specific standards for such review, approval or consideration. Review, approval or ratification is evidenced in the minutes of the Audit Committee. No other policies or procedures exist.

Related Person Transactions

Business Relationship Involving Director. Omni Microelectronics, a sales representative company majority owned by Mr. Lee, was paid sales commissions by Samsung Electronics on $39.6 million received by Samsung Electronics from us in respect of fiscal 2007. Samsung Electronics serves as a wafer foundry for us. Mr. Lee is a Director.

Indemnification Agreements of Directors and Executive Officers. We have entered into indemnity agreements with our executive officers and directors containing provisions that may require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or services as officers or directors.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify your broker. Direct your written request to IXYS Corporation, Uzi Sasson, Secretary, 3540 Bassett Street, Santa Clara, CA 95054-2704 or contact Mr. Sasson at 408-982-0700. Stockholders who currently receive multiple copies of the proxy statement at their addresses and would like to request "householding" of their communications should contact their brokers.

OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



Uzi Sasson
Secretary

August 15, 2007

A copy of our Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended March 31, 2007 is available without charge upon written request to: Uzi Sasson, Secretary, IXYS Corporation, 3540 Bassett Street, Santa Clara, CA 95054-2704.



ANNUAL REPORT TO STOCKHOLDERS
FOR THE YEAR ENDED MARCH 31, 2007

Annual Report

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IXYS CORPORATION

ANNUAL REPORT TO STOCKHOLDERS FOR THE FISCAL YEAR ENDED MARCH 31, 2007

TABLE OF CONTENTS

Annual Report

FORWARD-LOOKING STATEMENTS

This Annual Report to Stockholders contains forward-looking statements that include, but are not limited to, statements concerning projected revenues, expenses, gross profit and income, the need for additional capital and the outcome of pending litigation. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us. In some cases, these statements may be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms and other comparable expressions. These statements involve known and unknown risks and uncertainties that may cause our results, levels of activity, performance or achievements or our industry to be materially different than those expressed or implied by the forward-looking statements. Factors that may cause or contribute to such differences include, but are not limited to, our ability to compete successfully in our industry, to continue to develop new products on a timely basis, cancellation of customer orders, and other factors discussed below and under the caption "Risk Factors" in this Annual Report to Stockholders. We disclaim any obligation to update any of the forward-looking statements contained in this report to reflect any future events or developments.

IXYS PROFILE

We are a multi-market integrated semiconductor company. We specialize in the development, manufacture and marketing of high performance power semiconductors, advanced mixed signal integrated circuits, or ICs, application specific integrated circuits, or ASICs, and radio frequency, or RF, power transistors and systems. Our power semiconductors improve system efficiency and reliability by converting electricity at relatively high voltage and current levels into the finely regulated power required by electronic products. We focus on the market for power semiconductors that are capable of processing greater than 200 watts of power.

Our power semiconductor products have historically been divided into two primary categories, power MOS, or metal oxide silicon, and power bipolar products. Our power semiconductors are sold as individual units and are also packaged in high power modules that frequently consist of multiple semiconductor die. In our fiscal year ended March 31, 2007, or fiscal 2007, power semiconductors constituted approximately 72.6% of our revenues, which included 32.0% from power MOS transistors and 40.6% from bipolar products.

We design and sell ICs that have applications in telecommunications, display, and power management products. In fiscal 2007, ICs constituted approximately 19.7% of our revenues.

We also design and sell RF power devices that switch electricity at the high rates required by circuitry that generates radio frequencies.

IXYS's power semiconductor products are used primarily to control electricity in:

- power conversion systems, including uninterruptible power supplies, or UPS, and switch mode power supplies, or SMPS, for applications such as communications infrastructure, including wireless base stations, network servers and telecommunication switching stations;
- motor drives for industrial applications, such as industrial transportation, robotics, automation, and process control equipment;
- plasma display panels;
- medical electronics for sophisticated applications, such as defibrillators and MRI equipment; and
- renewable energy sources like wind turbines and solar systems.

Our mixed signal ICs are used in telecommunications products, central office switching equipment, customer premises equipment, set top boxes, remote meter reading equipment, security systems, advanced flat displays, medical electronics, and defense aerospace systems. Our RF power devices are used in wireless infrastructure, industrial RF applications, medical systems and defense and space electronics.

We design our products primarily for industrial and business applications, rather than for use in personal computers or mobile phones. In fiscal 2007, our products were used by over 2,000 customers worldwide. Our major customers include ABB, Astec, Cisco Systems, Delta Electronics, General Electric, Guidant, Infineon, LG, Medtronics, Samsung and Siemens.

We sell our products through a worldwide selling organization that includes direct sales personnel, independent representatives and distributors. As of March 31, 2007, we employed 56 people in sales, marketing, and customer support and used 37 sales representative organizations and 9 distributors in North and South America and 97 sales representative organizations and distributors in the rest of the world. Sales to distributors accounted for approximately 47% of net revenues in fiscal 2007, 44% of net revenues in fiscal 2006, and 36% of net revenues in fiscal 2005.

In fiscal 2007, United States sales represented approximately 27.5%, and international sales represented approximately 72.5%, of our net revenues. Of our international sales in fiscal 2007, approximately 52.1% were derived from sales in Europe and the Middle East, approximately 41.4% were derived from sales in Asia and approximately 6.5% were derived from sales in Canada and the rest of the world. No one customer accounted for more than 10% of net revenues in fiscal 2007. For financial information about geographic areas for each of our last three fiscal years, see Note 13, "Segment and Geographic Information," of our Notes to Consolidated Financial Statements, provided elsewhere in this Annual Report to Stockholders. For a discussion of the risks attendant to our foreign operations, see "Risk Factors-Our international operations expose us to material risks," provided under the caption "Risk Factors" in this Annual Report to Stockholders.

Annual Report

RISK FACTORS

In addition to the other information in this Annual Report to Stockholders, the following risk factors should be considered carefully in evaluating our business and us. Additional risks not presently known to us or that we currently believe are not serious may also impair our business and its financial condition.

Our operating results fluctuate significantly because of a number of factors, many of which are beyond our control.

Given the nature of the markets in which we participate, we cannot reliably predict future revenues and profitability, and unexpected changes may cause us to adjust our operations. Large portions of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Thus, small declines in revenues could seriously negatively affect our operating results in any given quarter. Our operating results may fluctuate significantly from quarter to quarter and year to year. For example, comparing fiscal 2002 to fiscal 2001, net revenues fell by 25.6% and net income fell by 85.7%. Further, from fiscal 2002 to fiscal 2003 and from fiscal 2005 to fiscal 2006, net income in one year shifted to net loss in the next year. Some of the factors that may affect our quarterly and annual results are:

- the reduction, rescheduling or cancellation of orders by customers;
- fluctuations in timing and amount of customer requests for product shipments;
- changes in the mix of products that our customers purchase;
- loss of key customers;
- the cyclical nature of the semiconductor industry;
- competitive pressures on selling prices;
- damage awards or injunctions as the result of litigation;
- market acceptance of our products and the products of our customers;
- fluctuations in our manufacturing yields and significant yield losses;
- difficulties in forecasting demand for our products and the planning and managing of inventory levels;
- the availability of production capacity;

- the amount and timing of investments in research and development;
- changes in our product distribution channels and the timeliness of receipt of distributor resale information;
- the impact of vacation schedules and holidays, largely during the second and third fiscal quarters of our fiscal year; and
- the amount and timing of costs associated with product returns.

As a result of these factors, many of which are difficult to control or predict, as well as the other risk factors discussed in this Annual Report to Stockholders, we may experience materially adverse fluctuations in our future operating results on a quarterly or annual basis.

Our gross margin is dependent on a number of factors, including our level of capacity utilization.

Semiconductor manufacturing requires significant capital investment, leading to high fixed costs, including depreciation expense. We are limited in our ability to reduce fixed costs quickly in response to any shortfall in revenues. If we are unable to utilize our manufacturing, assembly and testing facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher costs and lower gross margins. Increased competition and other factors may lead to price erosion, lower revenues and lower gross margins for us in the future.

IXYS could be harmed by litigation.

As a general matter, the semiconductor industry is characterized by substantial litigation regarding patent and other intellectual property rights. We have been sued on occasion for purported patent infringement and are currently defending such a claim. For example, we were sued by International Rectifier for purportedly infringing some of its patents covering power MOSFETs. The U.S. District Court awarded damages to International Rectifier of $6.2 million plus 6.5% of revenues from infringing products, by implication, after September 30, 2005 and interest. In addition, a permanent injunction against IXYS, effectively barring us from selling or distributing the allegedly infringing products, was issued by the U.S. District Court. We are appealing the damage award and the injunction. Our counsel inadvertently did not file the requisite notice of appeal following the entry of judgment within the required period. Although we believe that it is unlikely that we will be precluded from pursuing our appeal, we could be denied the opportunity to pursue our appeal. In January 2007, the Federal Circuit Court declined to issue a stay of the damage award and injunction. The judgment therefore became payable and the injunction enforceable. We cannot predict the final outcome of this litigation matter. An adverse outcome would materially and adversely affect our financial condition, results of operations and cash flows. There can be no assurance that our accrual of $6.8 million is sufficient for any actual losses that may be incurred as a result of this litigation.

Additionally, in the future, we could be accused of infringing the intellectual property rights of third parties. We also have certain indemnification obligations to customers and suppliers with respect to the infringement of third party intellectual property rights by our products. We could incur substantial costs defending ourselves and our customers and suppliers from any such claim. Infringement claims or claims for indemnification, whether or not proven to be true, may divert the efforts and attention of our management and technical personnel from our core business operations and could otherwise harm our business.

In the event of an adverse outcome in any intellectual property litigation, we could be required to pay substantial damages, cease the development, manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license from the third party claiming infringement with royalty payment obligations by us. An adverse outcome in an infringement action could materially and adversely affect our financial condition, results of operations and cash flows.

In addition, our subsidiary, Clare Inc., was sued in a Superior Court in the state of Massachusetts in 2003 over a dispute between it and LoJack Corporation relating to a contract for the design, development and purchase of application specific integrated circuits and assemblies. On February 8, 2006, the jury found that Clare was liable for damages in the amount of $36.7 million. On July 20, 2006, the Superior Court reduced the damages award to $4 million.

Under Massachusetts law, a jury's award is increased for pre-judgment interest. Pre-judgment interest was determined to be $2.1 million at the time of the entry of judgment on July 25, 2006. In addition, the Superior Court determined the attorney's fees and costs payable by Clare to be $708,000. Post-judgment interest accrues on the total judgment, inclusive of the pre-judgment interest, attorneys' fees and costs, at the rate of 12% per annum simple interest.

In August 2006, LoJack filed a notice with the Superior Court of motion to reconsider the judgment for the purpose of reinstating the full amount of the jury's damage award. In September 2006, the Superior Court ruled against LoJack's motion. LoJack and we have each appealed the judgment of the Superior Court. On April 13, 2007, the parties' appeals were argued before the Appeals Court of Massachusetts.

On July 23, 2007, the Appeals Court ruled that we owed LoJack $805,000 plus simple interest at the rate of 12% per annum from April 10, 2003, which aggregates to $1.2 million. LoJack has announced that it will file to appeal the ruling of the Appeals Court to the Supreme Judicial Court, the highest court in the Commonwealth of Massachusetts. The Supreme Judicial Court may, but is not obligated to, take the appeal. The enforcement of the judgment will be stayed pending appeal without the necessity of filing any bond.

We cannot predict the final outcome of this litigation matter. An adverse outcome would materially and adversely affect our financial condition, results of operations and cash flows. There can be no assurance that our accrual is sufficient for any actual losses that may be incurred as a result of this litigation.

Semiconductors for inclusion in consumer products have short product life cycles.

We believe that consumer products are subject to shorter product life cycles, because of technological change, consumer preferences, trendiness and other factors, than other types of products sold by our customers. Shorter product life cycles result in more frequent design competitions for the inclusion of semiconductors in next generation consumer products, which may not result in design wins for us.

In particular, in recent years we have sold semiconductors for inclusion in the plasma display panels of a small number of manufacturers. Plasma display panels are one of several technologies used for visual display in television. Should competition among the various visual display technologies for television adversely affect the sales of plasma display panels that incorporate our products, our operating results could be adversely affected. Moreover, our operating results could be adversely affected if those plasma display panel manufacturers that have selected our semiconductors for inclusion in their products are not successful in their competition against other manufacturers of plasma display panels. As plasma display panels cycle into next generation products, we must achieve new design wins for our semiconductors to be included in the next generation plasma display panels. New design wins may not occur.

Our international operations expose us to material risks.

During fiscal 2007, our product sales by region were approximately 27.5% in the United States, approximately 37.8% in Europe and the Middle East, approximately 30.0% in Asia and approximately 4.7% in Canada and the rest of the world. We expect revenues from foreign markets to continue to represent a significant portion of total revenues. IXYS maintains significant operations in Germany and the United Kingdom and contracts with suppliers and manufacturers in South Korea, Japan and elsewhere in Europe and Asia. Some of the risks inherent in doing business internationally are:

- foreign currency fluctuations;
- changes in the laws, regulations or policies of the countries in which we manufacture or sell our products;
- trade restrictions;
- longer payment cycles;
- challenges in collecting accounts receivable;

- cultural and language differences;
- employment regulations;
- limited infrastructure in emerging markets;
- transportation delays;
- seasonal reduction in business activities;
- work stoppages;
- terrorist attack or war; and
- economic or political instability.

Our sales of products manufactured in our Lampertheim, Germany facility and our costs at that facility are primarily denominated in Euros, and sales of products manufactured in our Chippenham, U.K. facility and our costs at that facility are primarily denominated in British pounds and Euros. Fluctuations in the value of the Euro and the British pound against the U.S. dollar could have a significant adverse impact on our balance sheet and results of operations. We generally do not enter into foreign currency hedging transactions to control or minimize these risks. Fluctuations in currency exchange rates could cause our products to become more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. If we expand our international operations or change our pricing practices to denominate prices in other foreign currencies, we could be exposed to even greater risks of currency fluctuations.

In addition, the laws of certain foreign countries may not protect our products or intellectual property rights to the same extent as do U.S. laws regarding the manufacture and sale of our products in the U.S. Therefore, the risk of piracy of our technology and products may be greater when we manufacture or sell our products in these foreign countries.

The semiconductor industry is cyclical, and an industry downturn could adversely affect our operating results.

Business conditions in the semiconductor industry may rapidly change from periods of strong demand and insufficient production to periods of weakened demand and overcapacity. The industry in general is characterized by:

- alternating periods of overcapacity and production shortages;
- cyclical demand for semiconductors;
- changes in product mix in response to changes in demand;
- significant price erosion;
- variations in manufacturing costs and yields;
- rapid technological change and the introduction of new products; and
- significant expenditures for capital equipment and product development.

These factors could harm our business and cause our operating results to suffer.

Our operating expenses are relatively fixed, and we order materials and commence production in advance of anticipated customer demand. Therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls.

Our operating expenses are relatively fixed, and, therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our operating results will be harmed if we do not meet our revenue goals.

We also typically plan our production and inventory levels based on our own expectations for customer demand. Actual customer demand, however, can be highly unpredictable and can fluctuate significantly. In response to anticipated long lead times to obtain inventory and materials, we order materials and production in advance of anticipated customer demand. This advance ordering may result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize. This risk has increased in recent periods. As our customers have increasingly demanded "just-in-time" deliveries that cannot be accommodated in the time required for a normal production cycle, we have increased our inventory produced in expectation of future orders. If anticipated demand fails to materialize, we may have to write down excess inventory, which would hurt our financial results.

We may not be able to acquire additional production capacity to meet the present and future demand for our products.

The semiconductor industry has been characterized by periodic limitations on production capacity. Although we may be able to obtain the capacity necessary to meet present demand, if we are unable to increase our production capacity to meet possible future demand, some of our customers may seek other sources of supply or our future growth may be limited.

We may not be successful in our acquisitions.

We have in the past made, and may in the future make, acquisitions of other companies and technologies. These acquisitions involve numerous risks, including:

- diversion of management's attention during the acquisition process;
- disruption of our ongoing business;
- the potential strain on our financial and managerial controls and reporting systems and procedures;
- unanticipated expenses and potential delays related to integration of an acquired business;
- the risk that we will be unable to develop or exploit acquired technologies;
- failure to successfully integrate the operations of an acquired company with our own;
- the challenges in achieving strategic objectives, cost savings and other benefits from acquisitions;
- the risk that our markets do not evolve as anticipated and that the technologies acquired do not prove to be those needed to be successful in those markets;
- the risks of entering new markets in which we have limited experience;
- difficulties in expanding our information technology systems or integrating disparate information technology systems to accommodate the acquired businesses;
- failure to retain key personnel of the acquired business;
- the challenges inherent in managing an increased number of employees and facilities and the need to implement appropriate policies, benefits and compliance programs;
- customer dissatisfaction or performance problems with an acquired company's products or personnel;
- adverse effects on our relationships with suppliers;
- the reduction in financial stability associated with the incurrence of debt or the use of a substantial portion of our available cash;
- the costs associated with acquisitions, including in-process R&D charges and amortization expense related to intangible assets, and the integration of acquired operations; and
- assumption of known or unknown liabilities or other unanticipated events or circumstances.

We cannot assure that we will be able to successfully acquire other businesses or product lines or integrate them into our operations without substantial expense, delay in implementation or other operational or financial problems.

As a result of an acquisition, our financial results may differ from the investment community's expectations in a given quarter. Further, if market conditions or other factors lead us to change our strategic direction, we may not realize the expected value from such transactions. If we do not realize the expected benefits or synergies of such transactions, our consolidated financial position, results of operations, cash flows, or stock price could be negatively impacted.

We depend on external foundries to manufacture many of our products.

Of our revenues for fiscal 2007, 37.8% came from wafers manufactured for us by external foundries. Our dependence on external foundries may grow. We currently have arrangements with a number of wafer foundries, three of which produce the wafers for power semiconductors that we purchase from external foundries. Samsung Electronics' facility in Kiheung, South Korea is our principal external foundry.

Our relationships with our external foundries do not guarantee prices, delivery or lead times, or wafer or product quantities sufficient to satisfy current or expected demand. These foundries manufacture our products on a purchase order basis. We provide these foundries with rolling forecasts of our production requirements; however, the ability of each foundry to provide wafers to us is limited by the foundry's available capacity. At any given time, these foundries could choose to prioritize capacity for their own use or other customers or reduce or eliminate deliveries to us on short notice. If growth in demand for our products occurs, these foundries may be unable or unwilling to allocate additional capacity to our needs, thereby limiting our revenue growth. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity to satisfy our requirements. In addition, we cannot be certain that we will continue to do business with these or other foundries on terms as favorable as our current terms. If we are not able to obtain additional foundry capacity as required, our relationships with our customers could be harmed and our revenues could be reduced or their growth limited. Moreover, even if we are able to secure additional foundry capacity, we may be required, either contractually or as a practical business matter, to utilize all of that capacity or incur penalties or an adverse effect on the business relationship. The costs related to maintaining foundry capacity could be expensive and could harm our operating results. Other risks associated with our reliance on external foundries include:

- the lack of control over delivery schedules;
- the unavailability of, or delays in obtaining access to, key process technologies;
- limited control over quality assurance, manufacturing yields and production costs; and
- potential misappropriation of our intellectual property.

Our requirements typically represent a small portion of the total production of the external foundries that manufacture our wafers and products. We cannot be certain these external foundries will continue to devote resources to the production of our wafers and products or continue to advance the process design technologies on which the manufacturing of our products is based. These circumstances could harm our ability to deliver our products or increase our costs.

Our success depends on our ability to manufacture our products efficiently.

We manufacture our products in facilities that are owned and operated by us, as well as in external wafer foundries and subcontract assembly facilities. The fabrication of semiconductors is a highly complex and precise process, and a substantial percentage of wafers could be rejected or numerous die on each wafer could be nonfunctional as a result of, among other factors:

- contaminants in the manufacturing environment;
- defects in the masks used to print circuits on a wafer;

- manufacturing equipment failure; or
- wafer breakage.

For these and other reasons, we could experience a decrease in manufacturing yields. Additionally, if we increase our manufacturing output, we may also experience a decrease in manufacturing yields. As a result, we may not be able to cost-effectively expand our production capacity in a timely manner.

Our markets are subject to technological change and our success depends on our ability to develop and introduce new products.

The markets for our products are characterized by:

- changing technologies;
- changing customer needs;
- frequent new product introductions and enhancements;
- increased integration with other functions; and
- product obsolescence.

To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. Failure to do so could cause us to lose our competitive position and seriously impact our future revenues.

Products or technologies developed by others may render our products or technologies obsolete or noncompetitive. A fundamental shift in technologies in our product markets would have a material adverse effect on our competitive position within the industry.

We may not be able to protect our intellectual property rights adequately.

Our ability to compete is affected by our ability to protect our intellectual property rights. We rely on a combination of patents, trademarks, copyrights, trade secrets, confidentiality procedures and non-disclosure and licensing arrangements to protect our intellectual property rights. Despite these efforts, we cannot be certain that the steps we take to protect our proprietary information will be adequate to prevent misappropriation of our technology, or that our competitors will not independently develop technology that is substantially similar or superior to our technology. More specifically, we cannot assure that our pending patent applications or any future applications will be approved, or that any issued patents will provide us with competitive advantages or will not be challenged by third parties. Nor can we assure that, if challenged, our patents will be found to be valid or enforceable, or that the patents of others will not have an adverse effect on our ability to do business. We may also become subject to or initiate interference proceedings in the U.S. Patent and Trademark Office, which can demand significant financial and management resources and could harm our financial results. Also, others may independently develop similar products or processes, duplicate our products or processes or design their products around any patents that may be issued to us.

Our revenues are dependent upon our products being designed into our customers' products.

Many of our products are incorporated into customers' products or systems at the design stage. The value of any design win largely depends upon the customer's decision to manufacture the designed product in production quantities, the commercial success of the customer's product and the extent to which the design of the customer's electronic system also accommodates incorporation of components manufactured by our competitors. In addition, our customers could subsequently redesign their products or systems so that they no longer require our products. The development of the next generation of products by our customers generally results in new design competitions for semiconductors, which may not result in design wins for us, potentially leading to reduced revenues and profitability. We may not achieve design wins or our design wins may not result in future revenues.

Because our products typically have lengthy sales cycles, we may experience substantial delays between incurring expenses related to research and development and the generation of revenues.

The time from initiation of design to volume production of new semiconductors often takes 18 months or longer. We first work with customers to achieve a design win, which may take nine months or longer. Our customers then complete the design, testing and evaluation process and begin to ramp up production, a period that may last an additional nine months or longer. As a result, a significant period of time may elapse between our research and development efforts and our realization of revenues, if any, from volume purchasing of our products by our customers.

Our backlog may not result in future revenues.

Customer orders typically can be cancelled or rescheduled without penalty to the customer. As a result, our backlog at any particular date is not necessarily indicative of actual revenues for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenues, could harm our results of operations.

The markets in which we participate are intensely competitive.

Certain of our target markets are intensely competitive. Our ability to compete successfully in our target markets depends on the following factors:

- proper new product definition;
- product quality, reliability and performance;
- product features;
- price;
- timely delivery of products;
- breadth of product line;
- design and introduction of new products;
- market acceptance of our products and those of our customers; and
- technical support and service.

In addition, our competitors or customers may offer new products based on new technologies, industry standards or end-user or customer requirements, including products that have the potential to replace our products or provide lower cost or higher performance alternatives to our products. The introduction of new products by our competitors or customers could render our existing and future products obsolete or unmarketable.

Our primary power semiconductor competitors include Fairchild Semiconductor, Fuji, Hitachi, Infineon, International Rectifier, Microsemi, Mitsubishi, On Semiconductor, Powerex, Renesas Technology, Semikron International, STMicroelectronics, and Toshiba. Our IC products compete principally with those of Agere Systems, Legerity, NEC and Silicon Labs. Our RF power semiconductor competitors include RF Micro Devices. Many of our competitors have greater financial, technical, marketing and management resources than we have. Some of these competitors may be able to sell their products at prices below which it would be profitable for us to sell our products or benefit from established customer relationships that provide them with a competitive advantage. We cannot assure you that we will be able to compete successfully in the future against existing or new competitors or that our operating results will not be adversely affected by increased price competition.

We rely on our distributors and sales representatives to sell many of our products.

A substantial majority of our products are sold to distributors or through sales representatives. Our distributors and sales representatives could reduce or discontinue sales of our products. They may not devote the resources necessary to sell our products in the volumes and within the time frames that we expect. In addition, we depend upon the continued viability and financial resources of these distributors and sales representatives, some of which are small organizations with limited working capital. These distributors and sales representatives, in turn, depend substantially on general economic conditions and conditions within the semiconductor industry. We believe that our success will continue to depend upon these distributors and sales representatives. If any significant distributor or sales representative experiences financial difficulties, or otherwise becomes unable or unwilling to promote and sell our products, our business could be harmed. For example, All American Semiconductor, Inc., one of our distributors, filed for bankruptcy in April 2007.

Fluctuations in the mix of products sold may adversely affect our financial results.

Because of the wide price differences among our products, geographies and markets, the mix and types of products sold may have a substantial impact on our revenues and gross profit margins. In addition, more recently introduced products tend to have higher associated costs because of initial overall development costs and higher start-up costs. Fluctuations in the mix and types of our products may also affect the extent to which we are able to recover our fixed costs and investments that are associated with a particular product, and as a result can negatively impact our financial results.

Our future success depends on the continued service of management and key engineering personnel and our ability to identify, hire and retain additional personnel.

Our success depends upon our ability to attract and retain highly-skilled technical, managerial, marketing and finance personnel, and, to a significant extent, upon the efforts and abilities of Nathan Zommer, Ph.D., our President and Chief Executive Officer, and other members of senior management. The loss of the services of one or more of our senior management or other key employees could adversely affect our business. We do not maintain key person life insurance on any of our officers, employees or consultants. There is intense competition for qualified employees in the semiconductor industry, particularly for highly skilled design, applications and test engineers. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified individuals who could leave us at any time in the future. If we grow, we expect increased demands on our resources, and growth would likely require the addition of new management and engineering staff as well as the development of additional expertise by existing management employees. If we lose the services of or fail to recruit key engineers or other technical and management personnel, our business could be harmed.

Growth and expansion place a significant strain on our resources, including our information systems and our employee base.

Presently, because of past acquisitions, we are operating a number of different information systems that are not integrated. In part because of this, we use spreadsheets, which are prepared by individuals rather than automated systems, in our accounting. Consequently, in our accounting, we perform many manual reconciliations and other manual steps, which result in a high risk of errors. Manual steps also increase the probability of control deficiencies and material weaknesses.

If we do not adequately manage and evolve our financial reporting and managerial systems and processes, our ability to manage and grow our business may be harmed. Our ability to successfully implement our goals and comply with regulations, including those adopted under the Sarbanes-Oxley Act of 2002, requires an effective planning and management system and process. We will need to continue to improve existing, and implement new, operational and financial systems, procedures and controls to manage our business effectively in the future.

In improving our operational and financial systems, procedures and controls, we would expect to periodically implement new software and other systems that will affect our internal operations regionally or globally. The conversion process from one system to another is complex and could require, among other things, that data from the existing system be made compatible with the upgraded system. During any transition, we could experience errors, delays and other inefficiencies, which could adversely affect our business. Any delay in the implementation of, or disruption in the transition to, any new or enhanced systems, procedures or controls, could harm our ability to forecast sales demand, manage our supply chain, achieve accuracy in the conversion of electronic data and record and report financial and management information on a timely and accurate basis. In addition, as we add additional functionality, new problems could arise that we have not foreseen. Such problems could adversely impact our ability to do the following in a timely manner: provide quotes; take customer orders; ship products; provide services and support to our customers; bill and track our customers; fulfill contractual obligations; and otherwise run our business. Failure to properly or adequately address these issues could result in the diversion of management's attention and resources, impact our ability to manage our business and our results of operations, cash flows, and stock price could be negatively impacted.

Any future growth would also require us to successfully hire, train, motivate and manage new employees. In addition, continued growth and the evolution of our business plan may require significant additional management, technical and administrative resources. We may not be able to effectively manage the growth and evolution of our current business.

Our dependence on subcontractors to assemble and test our products subjects us to a number of risks, including an inadequate supply of products and higher materials costs.

We depend on subcontractors for the assembly and testing of our products. The substantial majority of our products are assembled by subcontractors located outside of the United States. Our reliance on these subcontractors involves the following significant risks:

- reduced control over delivery schedules and quality;
- the potential lack of adequate capacity during periods of excess demand;
- difficulties selecting and integrating new subcontractors;
- limited or no warranties by subcontractors or other vendors on products supplied to us;
- potential increases in prices due to capacity shortages and other factors;
- potential misappropriation of our intellectual property; and
- economic or political instability in foreign countries.

These risks may lead to delayed product delivery or increased costs, which would harm our profitability and customer relationships.

In addition, we use a limited number of subcontractors to assemble a significant portion of our products. If one or more of these subcontractors experiences financial, operational, production or quality assurance difficulties, we could experience a reduction or interruption in supply. Although we believe alternative subcontractors are available, our operating results could temporarily suffer until we engage one or more of those alternative subcontractors. Moreover, in engaging alternative subcontractors in exigent circumstances, our production costs could increase markedly.

We depend on a limited number of suppliers for our substrates, most of whom we do not have long-term agreements with.

We purchase the bulk of our silicon substrates from a limited number of vendors, most of whom we do not have long-term supply agreements with. Any of these suppliers could reduce or terminate our supply of silicon substrates at any time. Our reliance on a limited number of suppliers involves several risks, including potential inability to obtain an adequate supply of silicon substrates and reduced control over the price, timely delivery, reliability and quality of the silicon substrates. We cannot assure that problems will not occur in the future with suppliers.

We face the risk of financial exposure to product liability claims alleging that the use of products that incorporate our semiconductors resulted in adverse effects.

Approximately 12% of our net revenues in fiscal 2007 were derived from sales of products used in medical devices such as defibrillators. Product liability risks may exist even for those medical devices that have received regulatory approval for commercial sale. We cannot be sure that the insurance that we maintain against product liability will be adequate to cover our losses. Any defects in our semiconductors used in these devices, or in any other product, could result in significant replacement, recall or product liability costs to us.

Regulations may adversely affect our ability to sell our products.

Power semiconductors with operating voltages above 40 volts are subject to regulations intended to address the safety, reliability and quality of the products. These regulations relate to processes, design, materials and assembly. For example, in the United States, some high voltage products are required to pass Underwriters Laboratory recognition for voltage isolation and fire hazard tests. Sales of power semiconductors outside of the United States are subject to international regulatory requirements that vary from country to country. The process of obtaining and maintaining required regulatory clearances can be lengthy, expensive and uncertain. The time required to obtain approval for sale internationally may be longer than that required for U.S. approval, and the requirements may differ.

In addition, approximately 12% of our revenues in fiscal 2007 were derived from the sale of products included in medical devices that are subject to extensive regulation by numerous governmental authorities in the United States and internationally, including the U.S. Food and Drug Administration, or FDA. The FDA and certain foreign regulatory authorities impose numerous requirements for medical device manufacturers to meet, including adherence to Good Manufacturing Practices, or GMP, regulations and similar regulations in other countries, which include testing, control and documentation requirements. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspections by federal and state agencies, including the FDA, and by comparable agencies in other countries. Our failure to comply with applicable regulatory requirements could prevent our products from being included in approved medical devices.

Our business could also be harmed by delays in receiving or the failure to receive required approvals or clearances, the loss of previously obtained approvals or clearances or the failure to comply with existing or future regulatory requirements.

If our goodwill or long-lived assets become impaired, we may be required to record a significant charge to earnings.

Under generally accepted accounting principles, we review our long-lived assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or long-lived assets may not be recoverable include a decline in stock price and market capitalization, future cash flows, and slower growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or long-lived assets is determined resulting in an impact on our results of operations.

We estimate tax liabilities, the final determination of which is subject to review by domestic and international taxation authorities.

We are subject to income taxes and other taxes in both the United States and the foreign jurisdictions in which we currently operate or have historically operated. We are also subject to review and audit by both domestic and foreign taxation authorities. The determination of our worldwide provision for income taxes and current and deferred tax assets and liabilities requires judgment and estimation. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the ultimate tax outcome may materially differ from the tax amounts recorded in our consolidated financial statements and may materially affect our income tax provision, net income or cash flows in the period or periods for which such determination is made.

We are exposed to various risks related to the regulatory environment.

We are subject to various risks related to: (1) new, different, inconsistent or even conflicting laws, rules and regulations that may be enacted by legislative bodies and/or regulatory agencies in the countries in which we operate; (2) disagreements or disputes between national or regional regulatory agencies; and (3) the interpretation and application of laws, rules and regulations. If we are found by a court or regulatory agency not to be in compliance with applicable laws, rules or regulations, our business, financial condition and results of operations could be materially and adversely affected.

We are subject to internal control evaluations and attestation requirements of Section 404 of the Sarbanes-Oxley Act.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we must include in our Annual Report on Form 10-K a report of management on the effectiveness of our internal controls over financial reporting and an attestation by our independent registered public accounting firm to the adequacy of management's assessment of our internal control. Ongoing compliance with these requirements is complex, costly and time-consuming. If (1) we fail to maintain effective internal control over financial reporting; (2) our management does not timely assess the adequacy of such internal control; or (3) our independent registered public accounting firm does not timely attest to the evaluation, we could be subject to regulatory sanctions and the public's perception of our company may decline.

We invest in companies for strategic reasons and may not realize a return on our investments.

We make investments in companies to further our strategic objectives and support our key business initiatives. Such investments include investments in equity securities of public companies and investments in non-marketable equity securities of private companies, which range from early-stage companies that are often still defining their strategic direction to more mature companies whose products or technologies may directly support a product or initiative. The success of these companies is dependent on product development, market acceptance, operational efficiency, and other key business success factors. The private companies in which we invest may fail because they may not be able to secure additional funding, obtain favorable investment terms for future financings, or take advantage of liquidity events such as initial public offerings, mergers, and private sales. If any of these private companies fail, we could lose all or part of our investment in that company. If we determine that an other-than-temporary decline in the fair value exists for the equity securities of the public and private companies in which we invest, we write down the investment to its fair value and recognize the related write-down as an investment loss. Furthermore, when the strategic objectives of an investment have been achieved, or if the investment or business diverges from our strategic objectives, we may decide to dispose of the investment even at a loss. Our investments in non-marketable equity securities of private companies are not liquid, and we may not be able to dispose of these investments on favorable terms or at all. The occurrence of any of these events could negatively affect our results of operations.

Our ability to access capital markets could be limited.

From time to time, we may need to access the capital markets to obtain long-term financing. Although we believe that we can continue to access the capital markets on acceptable terms and conditions, our flexibility with regard to long-term financing activity could be limited by our existing capital structure, our credit ratings, and the health of the semiconductor industry. In addition, many of the factors that affect our ability to access the capital markets, such as the liquidity of the overall capital markets and the current state of the economy, are outside of our control. There can be no assurance that we will continue to have access to the capital markets on favorable terms.

Geopolitical instability, war, terrorist attacks, terrorist threats, and government responses thereto, may negatively affect all aspects of our operations, revenues, costs and stock prices.

Any such event may disrupt our operations or those of our customers or suppliers. Our markets currently include South Korea, Taiwan and Israel, which are currently experiencing political instability. Additionally, our principal external foundry is located in South Korea.

Business interruptions may damage our facilities or those of our suppliers.

Our operations and those of our suppliers are vulnerable to interruption by fire, earthquake and other natural disasters, as well as power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan and do not have backup generators. Our facilities in California are located near major earthquake faults and have experienced earthquakes in the past. If any of these events occur, our ability to conduct our operations could be seriously impaired, which could harm our business, financial condition and results of operations and cash flows. We cannot be sure that the insurance we maintain against general business interruptions will be adequate to cover all our losses.

We may be affected by environmental laws and regulations.

We are subject to a variety of laws, rules and regulations in the United States, England and Germany related to the use, storage, handling, discharge and disposal of certain chemicals and gases used in our manufacturing process. Any of those regulations could require us to acquire expensive equipment or to incur substantial other expenses to comply with them. If we incur substantial additional expenses, product costs could significantly increase. Our failure to comply with present or future environmental laws, rules and regulations could result in fines, suspension of production or cessation of operations.

Nathan Zommer, Ph.D. owns a significant interest in our common stock.

Nathan Zommer, Ph.D., our President and Chief Executive Officer, beneficially owned, as of May 24, 2007, approximately 21% of the outstanding shares of our common stock. As a result, Dr. Zommer can exercise significant control over all matters requiring stockholder approval, including the election of the board of directors. His holdings could result in a delay of, or serve as a deterrent to, any change in control of IXYS, which may reduce the market price of our common stock.

Our stock price is volatile.

The market price of our common stock has fluctuated significantly to date. The future market price of our common stock may also fluctuate significantly in the event of:

- variations in our actual or expected quarterly operating results;
- announcements or introductions of new products;
- technological innovations by our competitors or development setbacks by us;
- conditions in the communications and semiconductor markets;
- the commencement or adverse outcome of litigation;
- changes in analysts' estimates of our performance or changes in analysts' forecasts regarding our industry, competitors or customers;
- announcements of merger or acquisition transactions or a failure to achieve the expected benefits of an acquisition as rapidly or to the extent anticipated by financial analysts;
- terrorist attack or war;
- sales of our common stock by one or more members of management, including Nathan Zommer, Ph.D., our President and Chief Executive Officer; or
- general economic and market conditions.

In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have affected the market prices of many high technology companies, including semiconductor companies. These fluctuations have often been unrelated or disproportionate to the operating performance of companies in our industry, and could harm the market price of our common stock.

The anti-takeover provisions of our certificate of incorporation and of the Delaware General Corporation Law may delay, defer or prevent a change of control.

Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control because the terms of any issued preferred stock could potentially prohibit our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction, without the approval of the holders of the outstanding shares of preferred stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders.

Our stockholders must give substantial advance notice prior to the relevant meeting to nominate a candidate for director or present a proposal to our stockholders at a meeting. These notice requirements could inhibit a takeover by delaying stockholder action. The Delaware anti-takeover law restricts business combinations with some stockholders once the stockholder acquires 15% or more of our common stock. The Delaware statute makes it more difficult for us to be acquired without the consent of our board of directors and management.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the Nasdaq Global Market under the symbol "IXYS." The following table presents, for the periods indicated, the high and low sale prices per share of our common stock as reported by the Nasdaq Global Market:

	High	Low
Fiscal year ending March 31, 2007		
First Quarter	$10.60	$8.87
Second Quarter	$ 9.89	$8.10
Third Quarter	$10.45	$8.26
Fourth Quarter	$10.74	$7.92
Fiscal year ending March 31, 2006		
First Quarter	$14.96	$9.24
Second Quarter	$15.01	$9.46
Third Quarter	$12.74	$9.65
Fourth Quarter	$13.48	$8.75

The number of record holders of our common stock as of May 24, 2007 was 422. To date, we have not declared or paid cash dividends. We have no plans to do so.

SELECTED FINANCIAL DATA

The following selected consolidated financial information should be read in conjunction with our consolidated financial statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Annual Report to Stockholders. The consolidated statements of operations data for the years ended March 31, 2007, 2006, and 2005 and the balance sheet data as of March 31, 2007 and 2006 are derived from our consolidated financial statements included elsewhere in this Annual Report to Stockholders. The statements of operations data for the years ended March 31, 2004 and 2003 and the balance sheet data as of March 31, 2005, 2004, and 2003 are derived from our consolidated financial statements that are not included in this Annual Report to Stockholders. Historical results are not necessarily indicative of results to be expected in any future period.

	Years Ended March 31,				
	2007(1)	2006	2005	2004(2)	2003(3)
	(In thousands, except per share amounts)				
Statement of operations data:					
Net revenues	$285,908	$251,487	$256,620	$187,442	$136,111
Cost of goods sold	201,577	169,792	176,710	143,948	107,371
Gross profit	84,331	81,695	79,910	43,494	28,740
Operating expenses:					
Research, development and engineering	20,105	17,523	18,574	15,811	12,846
Selling, general and administrative	44,134	38,371	35,707	32,742	32,437
Restructuring charge	—	—	—	—	750
Litigation provision	(29,435)	42,810	—	—	—
Total operating expenses	34,804	98,704	54,281	48,553	46,033
Operating income (loss)	49,527	(17,009)	25,629	(5,059)	(17,293)
Other income (expense):					
Interest income, net	1,793	2,182	633	310	720
Other (expense) income	(3,081)	1,810	(481)	(1,324)	(1,288)
Income (loss) before income taxes	48,239	(13,017)	25,781	(6,073)	(17,861)
(Provision for) benefit from income tax	(18,020)	6,911	(9,539)	1,641	5,716
Net income (loss)	$ 30,219	$ (6,106)	$ 16,242	$ (4,432)	$(12,145)
Net income (loss) per share — basic	$ 0.90	$ (0.18)	$ 0.49	$ (0.14)	$ (0.39)
Weighted average shares used in per share calculation — basic	33,505	33,636	33,093	32,434	30,889
Net income (loss) per share — diluted	$ 0.87	$ (0.18)	$ 0.46	$ (0.14)	$ (0.39)
Weighted average shares used in per share calculation — diluted	34,784	33,636	35,085	32,434	30,889

	As of March 31,				
	2007(1)	2006	2005	2004(2)	2003(3)
	(In thousands)				
Selected operating data:					
Gross profit margin	29.5%	32.5%	31.1%	23.2%	21.1%
Depreciation and amortization	$ 10,499	$ 8,543	$ 10,639	$ 11,186	$ 9,297
Balance sheet data:					
Cash and cash equivalents	$ 54,027	$ 78,192	$ 58,144	$ 42,058	$ 40,094
Working capital	142,408	118,815	124,063	96,246	95,425
Total assets	273,641	279,987	219,891	198,269	183,057
Total long-term obligations	34,647	28,023	16,796	15,120	14,966
Total stockholders' equity	181,109	159,973	165,277	145,531	138,809
Cash flow data:					
Cash provided by operating activities	$ 1,883	$ 31,143	$ 23,730	$ 5,679	$ 2,404
Cash (used in) provided by investing activities	(8,865)	(20,756)	(4,966)	(1,929)	5,012
Cash (used in) provided by financing activities	(20,093)	11,214	(2,734)	(2,311)	(284)

(1) We began recognizing the provisions of SFAS 123(R) beginning in fiscal 2007. See Note 3, "Employee Equity Incentive Plans" of our Notes to Consolidated Financial Statements elsewhere in this Annual Report to Stockholders.

(2) During fiscal 2004, we completed our acquisition of Microwave Technology, Inc.

(3) During fiscal 2003, we completed our acquisition of Clare, Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion contains forward-looking statements, which are subject to certain risks and uncertainties, including, without limitation, those described elsewhere in this Annual Report to Stockholders and, in particular, under the caption "Risk Factors." Actual results may differ materially from the results discussed in the forward-looking statements. For a discussion of risks that could affect future results, see " Risk Factors." All forward-looking statements included in this document are made as of the date hereof, based on the information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement.

Overview

We are a multi-market integrated semiconductor company. Our three principal product groups are: power semiconductors; integrated circuits; and systems and RF power semiconductors.

Our power semiconductors improve system efficiency and reliability by converting electricity at relatively high voltage and current levels into the finely regulated power required by electronic products. We focus on the market for power semiconductors that are capable of processing greater than 200 watts of power.

We also design, manufacture and sell integrated circuits for a variety of applications. Our analog and mixed signal ICs are principally used in telecommunications applications. Our mixed signal application specific ICs, or ASICs, address the requirements of the medical imaging equipment and display markets. Our power management and control ICs are used in conjunction with our power semiconductors.

Our RF power semiconductors enable circuitry that amplifies or receives radio frequencies in wireless and other microwave communication applications, medical imaging applications and defense and space applications.

Over the past fiscal year, our revenues from the sales of semiconductors for the consumer products and medical markets have declined while our revenues from the sale of semiconductors for the industrial and commercial market have increased. Geographically, over the same period, our revenues in the United States decreased slightly, our revenues in Europe and the Middle East increased substantially, in large part because of the strengthening European economy, growth in the industrial and commercial market and the depreciation of the dollar against the pound and the euro, and our revenues in Asia increased as our customers shifted their manufacturing to Asia and the industrial and commercial market grew. Gross profit margins declined during the fiscal year due to write-offs of excess inventory, production inefficiencies and the decline in revenues from the higher margin medical market as a percentage of total revenues. Selling, general and administrative expenses increased in the fiscal year, in large part due to increasing costs of compliance with laws and regulations and the commencement of the expensing of stock options. Distribution revenue increased during the fiscal year, as revenues shifted to applications that are traditionally bought through distributors, such as industrial and commercial applications, while our revenues from semiconductors for the consumer products market, which are typically purchased directly from us, declined. During the fiscal year, we increased inventory to become more responsive to customer demand for shorter lead times for the delivery of orders, in light of our customers' desire to manage their inventories on a "just-in-time" basis. With the shortening of order lead times, our visibility as to the timing of revenues and product mix has declined.

We have adjusted the preliminary consolidated financial information for the quarter and year ended March 31, 2007, announced on May 24, 2007, to reflect an increase of $1.5 million in net income. The adjustments were made to reflect changes in estimates relating to the provision for income taxes made in the first quarter and to reverse the accrual of bonuses for the executive officers. As a consequence of these adjustments, our net income for the quarter ended March 31, 2007 increased to $2.2 million, or $0.07 per share on a diluted basis, and our net income for fiscal 2007 increased to $30.2 million, or $0.87 per share on a diluted basis.

Critical Accounting Policies and Significant Management Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates the reasonableness of its estimates. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies require that we make significant judgments and estimates in preparing our consolidated financial statements.

Revenue recognition. We sell to distributors and original equipment manufacturers. Approximately 47% of our revenues in fiscal 2007, 44% of our revenues in fiscal 2006, and 36% of our revenues in fiscal 2005 were from distributors. We provide some of our distributors with the following programs: stock rotation and ship and debit. Ship and debit is a sales incentive program for products previously shipped to distributors. We recognize revenue from product sales upon shipment provided that we have received an executed purchase order, the price is fixed and determinable, the risk of loss has transferred, collection of resulting receivables is reasonably assured, there are no customer acceptance requirements, and there are no remaining significant obligations. Our shipping terms are generally FOB shipping point. Reserves for allowances are also recorded at the time of shipment. Our management must make estimates of potential future product returns and so called "ship and debit" transactions related to current period product revenue. Our management analyzes historical allowance activity, current economic trends and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and allowances. Significant management judgments and estimates must be made and used in connection with establishing the allowances in any accounting period. Different judgments or estimates would result in material differences in the amount and timing of our revenue for any period.

For our nonrecurring engineering, or NRE, related to engineering work performed by our Clare Micronix division to design chip prototypes that will later be used to produce required units, customers enter into arrangements with Clare Micronix to perform engineering work for a fixed fee. Clare Micronix records fixed-fee payments during the development phase from customers in accordance with Statement of Financial Accounting Standards, of SFAS, No. 68, "Research and Development Arrangements." Amounts offset against research and development costs totaled approximately $355,000 in fiscal 2007, $363,000 in fiscal 2006, and $161,000 in fiscal 2005.

We state our revenues, net of any taxes collected from customers that are required to be remitted to the various government agencies. The amount of taxes collected from customers and payable to government is included under accrued expenses and other current liabilities. Shipping and handling costs are included in cost of sales.

Allowance for sales returns. We maintain an allowance for sales returns for estimated product returns by our customers. We estimate our allowance for sales returns based on our historical return experience, current economic trends, changes in customer demand, known returns we have not received and other assumptions. If we were to make different judgments or utilize different estimates, the amount and timing of our revenue could be materially different. Given that our revenues consist of a high volume of relatively similar products, to date our actual returns and allowances have not fluctuated significantly from period to period, and our returns provisions have historically been reasonably accurate. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction of revenues in the statement of operations.

Allowance for stock rotation. We also provide "stock rotation" to select distributors. The rotation allows distributors to return a percentage of the previous six months' sales in exchange for orders of an equal or greater amount. In the fiscal years ended March 31, 2007, 2006, and 2005, approximately $1.8 million, $962,000, and $1.1 million, respectively, of products were returned to us under the program. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction of revenues in the statement of operations. We establish the allowance based upon maximum allowable rotations, which is management's best estimate of future returns.

Allowance for ship and debit. Ship and debit is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit requires a request from the distributor for a pricing adjustment for a specific part for a customer sale to be shipped from the distributor's stock. We have no obligation to accept this request. However, it is our historical practice to allow some companies to obtain pricing adjustments for inventory held. We receive periodic statements regarding our products held by our distributors. Our distributors had approximately $2.9 million in inventory of our products on hand at March 31, 2007. Ship and debit authorizations may cover current and future distributor activity for a specific part for sale to the distributor's customer. In accordance with Staff Accounting Bulletin No. 104 Topic 13, "Revenue Recognition," at the time we record sales to the distributors, we provide an allowance for the estimated future distributor activity related to such sales since it is probable that such sales to distributors will result in ship and debit activity. The sales allowance requirement is based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends we see in our direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. We believe that the analysis of these inputs enable us to make reliable estimates of future credits under the ship and debit program. This analysis requires the exercise of significant judgments. Our actual results to date have approximated our estimates. At the time the distributor ships the part from stock, the distributor debits us for the authorized pricing adjustment. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction of revenues in the statement of operations. If competitive pricing were to decrease sharply and unexpectedly, our estimates might be insufficient, which could significantly adversely affect results.

Additions to the ship and debit allowance are estimates of the amount of expected future ship and debit activity related to sales during the period and reduce revenues and gross profit in the period. The following table sets forth the beginning and ending balances of, additions to, and deductions from, our allowance for ship and debit during the three years ended March 31, 2007 (in thousands):

Balance March 31, 2004	$ 424
Additions	2,742
Deductions	(2,613)
Balance March 31, 2005	553
Additions	2,300
Deductions	(2,400)
Balance March 31, 2006	453
Additions	3,903
Deductions	(4,119)
Balance March 31, 2007	$ 237

Allowance for doubtful accounts. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments. We evaluate our allowance for doubtful accounts based on the aging of our accounts receivable, the financial condition of our customers and their payment history, our historical write-off experience and other assumptions. If we were to make different judgments of the financial condition of our customers or the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. This allowance is reported on the balance sheet as part of the accounts receivable allowance and is included on the statement of operations as part of selling, general and administrative expense. This allowance is based on historical losses and management's estimates of future losses.

Inventories. Inventories are recorded at the lower of standard cost, which approximates actual cost on a first-in-first-out basis, or market value. Our accounting for inventory costing is based on the applicable expenditure incurred, directly or indirectly, in bringing the inventory to its existing condition. Such expenditures include acquisition costs, production costs and other costs incurred to bring the inventory to its use. As it is impractical to track inventory from the time of purchase to the time of sale for the purpose of specifically identifying inventory cost, our inventory is therefore valued based on a standard cost, given that the materials purchased are identical and interchangeable at various production processes. Effective April 1, 2006, we adopted SFAS 151, "Inventory Costs — an amendment of ARB No. 43, Chapter 4." SFAS 151 requires certain abnormal expenditures to be recognized as expenses in the current period versus being capitalized in inventory. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The application of SFAS 151 did not have a material impact on our consolidated financial statements. We review our standard costs on an as-needed basis but in any event at least once a year, and update them as appropriate to approximate actual costs.

We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The value of our inventories is dependent on our estimate of future demand as it relates to historical sales. If our projected demand is over-estimated, we may be required to reduce the valuation of our inventories below cost. We regularly review inventory quantities on hand and record an estimated provision for excess inventory based primarily on our historical sales and expectations for future use. For example, we perform an analysis of inventories and compare the sales for the preceding two years. To the extent we have inventory in excess of the greater of two years' historical sales, twice the most recent year's historical sales or backlog, we recognize a reserve for excess inventories. We also recognize a reserve based on known technological obsolescence, when appropriate. However, for new products, we do not consider whether there is excess inventory until we develop sufficient sales history or experience a significant change in expected product demand based on backlog. Actual demand and market conditions may be different from those projected by our management. This could have a material effect on our operating results and financial position. If we were to make different judgments or utilize different estimates, the amount and timing of our write-down of inventories could be materially different.

Excess inventory frequently remains saleable. When excess inventory is sold, it yields a gross profit margin of up to 100%. Sales of excess inventory have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs. Once we have written down inventory below cost, we do not subsequently write it up. We do not physically segregate excess inventory and assign unique tracking numbers to it in our accounting systems. Consequently, we cannot isolate the sales prices of excess inventory from the sales prices of non-excess inventory. Therefore, we are unable to report the amount of gross profit resulting from the sale of excess inventory or quantify the favorable impact of such gross profit on our gross profit margin.

The following table provides information on our excess inventory at cost (which has been fully reserved in our financial statements), including the sale of excess inventory valued at cost (in thousands):

Balance at March 31, 2004	$24,632
Sale of excess inventory	(3,685)
Scrap of excess inventory	(2,555)
Balance of excess inventory	18,392
Additional accrual of excess inventory	2,849
Balance at March 31, 2005	21,241
Sale of excess inventory	(1,991)
Scrap of excess inventory	(3,860)
Balance of excess inventory	15,390
Additional accrual of excess inventory	3,987
Balance at March 31, 2006	19,377
Sale of excess inventory	(4,246)
Scrap of excess inventory	(3,273)
Balance of excess inventory	11,858
Additional accrual of excess inventory	6,971
Balance at March 31, 2007	$18,829

The practical efficiencies of wafer fabrication require the manufacture of semiconductor wafers in minimum lot sizes. Often, when manufactured, we do not know whether or when all the semiconductors resulting from a lot of wafers will sell. With more than 9,000 different part numbers for semiconductors, excess inventory resulting from the manufacture of some of those semiconductors will be continual and ordinary. Because the cost of storage is minimal when compared to potential value and because our products do not quickly become obsolete, we expect to hold excess inventory for potential future sale for years. Consequently, we have no set time line for the sale or scrapping of excess inventory.

In addition, our inventory is also being written down to the lower of cost or market or net realizable value. We review our inventory listing on a quarterly basis for an indication of losses being sustained for costs that exceed selling prices less direct costs to sell. When it is evident that our selling price is lower than current cost, the inventory is marked down accordingly. At March 31, 2007 and 2006, our lower of cost or market reserve was $615,000 and $260,000, respectively.

Furthermore, we perform an annual inventory count and periodic cycle counts for specific parts that have a high turnover. We also periodically identify any inventory that is no longer usable and write it off.

We entered into purchase agreements for purchase of fabricated wafers and substrates over two to six years. Under these agreements, the supplier agrees to supply and we are obliged to purchase products corresponding to an agreed yearly purchase amount. We have recognized the liability for all products delivered as at March 31, 2007. The total amounts committed under the agreement have been disclosed in "Disclosures about Contractual Obligations and Commercial Commitments" elsewhere in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note 6, "Commitments and Contingencies" of Notes to Consolidated Financial Statements in this Annual Report to Stockholders.

Valuation of Goodwill and Intangible Assets. We value goodwill and intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets."

Goodwill. We regularly evaluate whether events and circumstances have occurred that indicate a possible impairment of goodwill and, in any event, we conduct such evaluation at least annually as of December 31. In determining whether there is an impairment of goodwill, we calculate the estimated implied fair value of our company by comparing the fair value of the reporting unit with its carrying amount, including goodwill. Then, if the carrying amount of the reporting unit exceeds its fair value, we perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. We have one reporting unit for which we have a balance in goodwill. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. We determine the implied fair value of goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, we report the excess as an impairment loss. We believe the methodology we use in testing impairment of goodwill provides us with a reasonable basis in determining whether an impairment charge should be taken. To date, our goodwill has not been considered to be impaired based on the results of our analysis.

In fiscal 2007, we reduced goodwill by $1 million. The reduction resulted from valuation allowance releases on deferred tax assets, accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." This is discussed in Note 11, "Income Taxes" in the Notes to Consolidated Financial Statements.

Valuation of property, plant and equipment. We regularly evaluate the recoverability of our property, plant, equipment and intangible assets in accordance with SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Actual useful lives and cash flows could be different from those estimated by our management. This could have a material effect on our operating results and financial position. Reviews are regularly performed to determine whether facts and circumstances exist indicating that the carrying amount of assets may not be recoverable or that the useful life is shorter than originally estimated. We assess the recoverability of our assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. If assets are determined to be recoverable, but the useful lives are shorter than originally estimated, the net book value of the assets is depreciated over the newly determined remaining useful lives.

Legal contingencies. We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. SFAS No. 5, "Accounting for Contingencies," requires that an estimated loss from a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position, results of operations or cash flows. We had reserves for litigation at March 31, 2007 of approximately $14.2 million, comprised of reserves for our litigation against International Rectifier Corporation of $6.8 million and against LoJack Corporation of $7.4 million.

Income tax. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance. A valuation allowance reduces our deferred tax assets to the amount that is more likely than not to be realized. In determining the amount of the valuation allowance, we consider estimated future taxable income as well as feasible tax planning strategies in each taxing jurisdiction in which we operate. If we determine that we will not realize all or a portion of our remaining deferred tax assets, we will increase our valuation allowance with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will reduce goodwill, intangible assets, or income tax expense. Significant management judgment is required in determining our provision for income taxes and potential tax exposures, our deferred tax assets and liabilities, and any valuation allowance recorded against our net deferred tax assets. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish or increase a valuation allowance, which could materially impact our financial position and results of operations. Our ability to utilize our deferred tax assets and the need for a related valuation allowance are monitored on an ongoing basis.

In the fourth quarter, based on available positive and negative evidence, management evaluated the valuation allowance established for certain deferred tax assets and released $1.2 million in accordance with SFAS 109. This was reflected as a reduction in goodwill of $1 million and in income tax expense of $200,000. The reduction in valuation allowance primarily relates to our expected future taxable income in certain jurisdictions, together with available tax planning strategies, including the migration of intellectual property rights to lower tax jurisdictions. This may cause the effective tax rate in future years to fluctuate. In accordance with SFAS 5, "Accounting for Contingencies," we reassessed our tax contingency reserves at the end of the year and recorded the appropriate adjustments.

Defined benefit plans. We maintain pension plans covering certain of our employees in foreign locations. For financial reporting purposes, net periodic pension costs are calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations, assumed rate of return on pension plan assets and assumed rate of compensation increase for plan employees. Our assumptions are derived from actuarial projections and actual market data. All of these assumptions are based upon management's judgment, considering all known trends and uncertainties. Actual results that differ from these assumptions would impact the future expense recognition and cash funding requirements of our pension plans. On March 31, 2007, we adopted the provisions of SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Retirement Plans." SFAS 158 required us to recognize the funded status of our defined benefit pension and post-retirement benefit plans in our Consolidated Balance Sheets, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adoption of SFAS 158 did not have any impact on the consolidated financial statements. See Note 10, "Pension Plans" of the Notes to Consolidated Financial Statements elsewhere in this report for the effects of the adoption of SFAS 158.

Share-Based Compensation. In the first quarter of fiscal year 2007, we adopted SFAS No. 123(R), "Share-Based Payment," which requires the measurement at fair value and recognition of compensation expense for all share-based payment awards. Total share-based compensation during fiscal 2007 was $2.0 million. Determining the appropriate fair value model and calculating the fair value of employee stock options and rights to purchase shares under stock purchase plans at the date of grant requires judgment. We use the Black-Scholes option pricing model to estimate the fair value of these share-based awards consistent with the provisions of SFAS 123(R). Option pricing models, including the Black-Scholes model, also require the use of input assumptions, including expected volatility, expected life, expected dividend rate, and expected risk-free rate of return. The assumptions for expected volatility and expected life are the two assumptions that significantly affect the grant date fair value.

We use historical volatility based on our stock price. We use the simplified calculation of expected life described in the Staff Accounting Bulletin 107 of the SEC, due to changes in the vesting terms and contractual life of current option grants compared to our historical grants. If we determined that another method used to estimate expected volatility or expected life was more reasonable than our current methods, or if another method for calculating these input assumptions was prescribed by authoritative guidance, the fair value calculated for share-based awards could change significantly. Higher volatility and longer expected lives result in an increase to share-based compensation determined at the date of grant.

In addition, SFAS 123(R) requires us to develop an estimate of the number of share-based awards that will be forfeited due to employee turnover. Quarterly changes in the estimated forfeiture rate can have a significant effect on reported share-based compensation, as the cumulative effect of adjusting the rate for all expense amortization after April 1, 2006 is recognized in the period the forfeiture estimate is changed. We estimate and adjust forfeiture rates based on a quarterly review of recent forfeiture activity and expected future employee turnover. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the expense recognized in the financial statements. These adjustments affect our selling, general and administrative expenses. The effect of forfeiture adjustments in fiscal 2007 was insignificant. Cumulative adjustments are recorded to the extent that the related expense is recognized in the financial statements, beginning with implementation in the first quarter of fiscal 2007. Therefore, we expect the potential impact from cumulative forfeiture adjustments to increase in future periods. The expense that we recognize in future periods could also differ significantly from the current period and/or our forecasts due to adjustments in the assumed forfeiture rates.

Accounting Changes

Stock Compensation Expense. See Note 3, "Employee Equity Incentive Plans" of Notes to Consolidated Financial Statements elsewhere in this report for the effects of the adoption of SFAS 123(R).

Funded Status of Employee Benefit Plans. See Note 10, "Pension Plans" of Notes to Consolidated Financial Statements elsewhere in this report for the effects of the adoption of SFAS No. 158 "Employer's Accounting for Defined Benefit Pension and Other Retirement Plans."

Inventories. Effective April 1, 2006, we adopted SFAS No. 151, "Inventory Costs — an amendment of ARB No. 43, Chapter 4." SFAS 151 requires certain abnormal expenditures to be recognized as expenses in the current period versus being capitalized in inventory. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The application of SFAS 151 did not have a material impact on our consolidated financial statements.

Recent Accounting Developments

In June 2006, Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, "Accounting for Uncertain Tax Positions," or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are still assessing the impact of adoption of FIN 48. Based on the preliminary analysis, management believes that adoption will result in recording a decrease to retained earnings between $1.9 million and $3.2 million in the first quarter of fiscal 2008. However, the final analysis will be completed in the first quarter of fiscal 2008.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements," or SFAS 157. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, or GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for our company beginning in the first quarter of fiscal 2009. We are currently evaluating the impact of SFAS 157 to our financial position and results of operations.

In February 2007, FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for our company beginning in the first quarter of fiscal 2009, although earlier adoption is permitted. We do not believe that adoption of SFAS 159 will have a material impact on our consolidated financial position, results of operations or cash flows.

Results of Operations

The following table sets forth selected consolidated statement of operations data for the fiscal years indicated and the percentage change in such data from year to year:

	Years Ended March 31,				
	2007	% Change from 2006 to 2007	2006	% Change from 2005 to 2006	2005
	(000)		(000)		(000)
Net revenues	$285,908	13.7	$251,487	(2.0)	$256,620
Cost of goods sold	201,577	18.7	169,792	(3.9)	176,710
Gross profit	$ 84,331	3.2	$ 81,695	2.2	$ 79,910
Operating expenses:					
Research, development and engineering	$ 20,105	14.7	$ 17,523	(5.7)	$ 18,574
Selling, general and administrative	44,134	15.0	38,371	7.5	35,707
Litigation provision	(29,435)	(168.8)	42,810	nm	—
Total operating expenses	$ 34,804	(64.7)	$ 98,704	81.8	$ 54,281

nm — not meaningful

The following table sets forth selected statement of operations data as a percentage of net revenues for the fiscal years indicated. These historical operating results may not be indicative of the results for any future period.

	Years Ending March 31,		
	2007 % of Net Revenues	2006 % of Net Revenues	2005 % of Net Revenues
Net revenues	100.0	100.0	100.0
Cost of goods sold	70.5	67.5	68.9
Gross profit	29.5	32.5	31.1
Operating expenses:			
Research, development and engineering	7.0	7.0	7.2
Selling, general and administrative	15.4	15.3	13.9
Litigation provision	(10.2)	17.0	—
Total operating expenses	12.2	39.3	21.1
Operating income (loss)	17.3	(6.8)	10.0
Other income (expense), net	(0.4)	1.6	—
Income (loss) before (provision for) benefit from income tax	16.9	(5.2)	10.0
(Provision for) benefit from income tax	(6.3)	2.7	(3.7)
Net income (loss)	10.6	(2.5)	6.3

Revenues

The following table sets forth the revenues for each of our product groups for fiscal 2007, 2006 and 2005:

	Year Ended March 31,				
	2007	% Change from 2006 to 2007	2006	% Change from 2005 to 2006	2005
	(000)		(000)		(000)
Power Semiconductors	$207,523	8.6	$191,105	(2.1)	$195,148
ICs	56,212	35.5	41,493	1.8	40,759
Systems and RF Power Semiconductors	22,173	17.4	18,889	(8.8)	20,713
Total	$285,908	13.7	$251,487	(2.0)	$256,620

Average Selling Price (ASPs)

The following tables set forth the average selling prices, or ASPs, and units for fiscal 2007, 2006 and 2005:

	Year Ended March 31,				
	2007	% Change from 2006 to 2007	2006	% Change from 2005 to 2006	2005
Power Semiconductors	$ 1.96	(13.7)	$ 2.27	2.3	$ 2.22
ICs	$ 0.48	(42.2)	$ 0.83	(4.6)	$ 0.87
Systems and RF Power Semiconductors	$14.02	8.4	$12.94	(11.4)	$14.60

Units

	Year Ended March 31,				
	2007	% Change from 2006 to 2007	2006	% Change from 2005 to 2006	2005
	(000)		(000)		(000)
Power Semiconductors	105,820	25.8	84,117	(4.2)	87,846
ICs	116,079	132.3	49,970	6.2	47,054
Systems and RF Power Semiconductors	1,582	8.4	1,460	2.9	1,419
Total	223,481	64.9	135,547	(0.6)	136,319

The 13.7% increase in net revenues from fiscal 2006 to fiscal 2007 resulted primarily from an increase in sales of power semiconductors and ICs. The increase in the sale of power semiconductors was primarily due to an increase in sales of bipolar products of $16.4 million, principally to the industrial and commercial market. The increase in IC sales was primarily due to an increase in sales of ASICs of approximately $7.1 million, and an increase of $5.8 million in sales of ICs to the telecom market. Revenues from the sale of systems and RF power semiconductors in fiscal 2007 as compared to fiscal 2006 grew due to an increase of $5.3 million in the sale of subassemblies, partially offset by a $2.0 million decrease in revenues from sales of our RF devices.

The decrease in the ASPs of our power semiconductors and ICs in fiscal 2007 as compared to fiscal 2006 was primarily due to a shift in product mix and a substantial increase in the sale of low-price units of ASIC devices. The increase in the number of units sold was principally due to an increase in shipments of ASICs for the consumer products market and power semiconductors for the industrial and commercial markets. The increase in ASPs units for systems and RF semiconductors resulted from a shift towards the sale of subassemblies.

The 2.0% decline in net revenues from fiscal 2005 to fiscal 2006 resulted primarily from a reduction in our revenues from the sale of power semiconductors and of systems and RF power semiconductors. The decline in our revenues from power semiconductors was related to a decline in the number of units sold. The decline in units was offset by an increase in ASPs in large part as the result of a shift in our product mix, as shipments of product for inclusion in plasma display panels declined while shipments for the medical market increased. Revenues in systems and RF power semiconductors declined by $1.8 million principally due to substantial price erosion in RF power semiconductors and the loss of a significant customer for RF power semiconductors. Integrated circuit revenues increased slightly as a consequence of an increase in unit shipments. The increase in unit shipments was partially offset by a decrease in ASPs caused by price erosion across the standard product line.

For fiscal 2007, sales to customers in the United States represented approximately 27.5% and sales to international customers represented approximately 72.5%, of our net revenues. Of our international sales in fiscal 2007, approximately 52.1% were derived from sales in Europe and the Middle East, approximately 41.4% were derived from sales in Asia and approximately 6.5% were derived from sales in Canada and the rest of the world. By comparison, for fiscal 2006, sales to customers in the United States represented approximately 31.5%, and sales to international customers represented approximately 68.5%, of our net revenues. Of our international sales in fiscal 2006, approximately 48.5% were derived from sales in Europe and the Middle East, approximately 44.2% were derived from sales in Asia and approximately 7.3% were derived from sales in Canada and the rest of the world. In fiscal 2005, sales to customers in the United States represented approximately 28.2%, and sales to international customers represented approximately 71.8%, of our net revenues. Of our international sales in fiscal 2005, approximately 46.3% were derived from sales in Europe and the Middle East, approximately 47.2% were derived from sales in Asia and approximately 6.5% were derived from sales in Canada and the rest of the world. From fiscal 2006 to fiscal 2007, our revenues in the United States decreased because of a decrease in sales to the medical market and a shift by our U.S. based customers to manufacturing overseas. The revenues in Europe and the Middle East increased in fiscal 2007 as compared to fiscal 2006 because of increased demand in the industrial and commercial market, the strengthening of the European economy and the depreciation of the dollar against the pound and the euro. Our revenues in Asia increased due to a shift in product mix and a movement to overseas production by U.S. based companies. From fiscal 2005 to fiscal 2006, our revenues in the United States increased because of increased sales into the medical market, our revenues in Europe declined slightly in large part because of the appreciation of the dollar against the pound sterling and the euro and, because of a decline in sales to the consumer products market, our revenues in Asia declined substantially in the first half of the year and then stabilized.

None of our customers accounted for more than 10% of our net revenues in fiscal 2007 or fiscal 2006. In fiscal 2005, one customer, Samsung SDI Co., Ltd. accounted for more than 10% of our net revenues.

In each of the three fiscal years, our revenues were reduced by allowances for sales returns, stock rotations and ship and debit. See "Critical Accounting Policies and Significant Management Estimates" elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Gross Profit.

From fiscal 2006 to fiscal 2007, gross profit increased by $2.6 million. The gross profit margin decreased from 32.5% to 29.5%, primarily due to write-offs of excess inventory, production inefficiencies during the fiscal year and the decline in revenues in power semiconductors as a percentage of total revenues, including from the higher margin medical market. The additional reserve accrual for excess inventories in fiscal 2007 was $7.0 million, as compared to $4.0 million in fiscal 2006. Medical market revenues as percentage of total net revenues declined to 12.3% in fiscal 2007 from 14.5% in fiscal 2006. The reduction in gross margin was partially offset by the sale of fully reserved inventory.

From fiscal 2005 to fiscal 2006, gross profit increased by $1.8 million and gross profit margin increased from 31.1% to 32.5%, primarily as the result of a shift in our product mix towards higher margin semiconductors for the medical market and away from lower margin semiconductors for plasma display panels.

In each of the three years, our gross profit and gross profit margin were increased by the sale of excess inventory, which had previously been written down. See "Critical Accounting Policies and Significant Management Estimates — Inventories" elsewhere in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

Research, Development and Engineering.

Research, development and engineering, or R&D, expenses typically consist of internal engineering efforts for product design and development. From fiscal 2006 to fiscal 2007, R&D expenses increased by $2.6 million. The increase is principally due to a general increase in spending for the design, layout and testing of integrated circuits and power semiconductors. Expressed in terms of percentage of revenues our R&D expenses remained at 7.0% for fiscal 2007 and 2006. From fiscal 2005 to fiscal 2006, R&D expenses decreased by $1.0 million and declined slightly from 7.2% to 7.0% as a percentage of revenues due to a substantial decline in our R&D expenses related to gallium arsenide products. Although R&D expenses may increase as we fund more development projects, we do not expect a material increase in such expenses when expressed as a percentage of revenues.

Selling, General and Administrative.

In fiscal 2007 as compared to fiscal 2006, selling, general and administrative expenses increased by $5.8 million and from 15.3% to 15.4% as a percentage of net revenues. The increases were principally the result of an increase in professional and consulting expenses of $2.3 million, recognition of stock compensation expenses of $2.0 million upon adoption of SFAS 123(R), an increase of bad debt expenses of $1.3 million from the write-off of the receivables from All American Semiconductor, Inc. and an increase in personnel costs due to the increase in headcount. In fiscal 2006 as compared to fiscal 2005, selling, general and administrative expenses increased principally due to increased litigation expenses and increased professional and consulting expenses. Litigation expenses increased by $725,000 from fiscal 2005 to fiscal 2006 and professional and consulting expenses increased by $2.6 million. While selling, general and administrative expenses may increase in future periods, we do not expect a material increase in such expenses when expressed as a percentage of revenue.

Litigation Provision.

For the year ended March 31, 2007, we accrued $6.8 million related to our ongoing litigation against International Rectifier Corporation. We released a net amount of $36.2 million from the litigation reserve that we established for the LoJack Corporation lawsuit, as the court reduced the amount of damages from $36.7 million to $4.0 million. For the year ended March 31, 2006, we recorded a litigation provision of $42.8 million, reflecting an estimate of the potential loss in the LoJack litigation. See Item 3 for a description of the current status of these litigation matters.

Other Income (Expense), Net.

In fiscal 2007, other expense, net, including interest income, net, and changes in foreign currency transactions, was $1.3 million, as compared to other income, net of $4.0 million in fiscal 2006 and $152,000 in fiscal 2005. The shift to other expense, net, from fiscal 2006 to fiscal 2007 occurred principally due to the decline of the dollar as compared to the Euro, partially offset by proceeds from an insurance claim. Other income, net, increased from fiscal 2005 to fiscal 2006 principally because of an increase in interest income, net and the inclusion of $510,000 for our share in equity income of an investment accounted for under the equity method.

Interest income, net, was $1.8 million in fiscal 2007 as compared to $2.2 million in fiscal 2006 and $633,000 in fiscal 2005. Interest income, net, declined because of an increase in interest expense on capital leases, as we acquired capital equipment in Europe.

Provision for (Benefit from) Income Taxes.

In fiscal 2007, the provision for income taxes reflected an effective tax rate of 37% as compared to a benefit from income taxes reflecting an effective tax rate of 53% in fiscal 2006, and a provision for income taxes reflecting an effective tax rate of 37% in fiscal 2005. The fiscal 2007 tax rate was reduced from the statutory tax provision rate of 38% primarily due to adjustments recorded to our deferred tax assets and liabilities for a benefit of 1%. The fiscal 2006 tax benefit rate was increased from the statutory tax rate of 44% due to the release of valuation allowances booked against deferred tax assets for a benefit of 175%, the write-off of non-utilizable net operating losses for a provision of 175%, and other tax benefits of 9%. The fiscal 2005 tax rate was increased from the statutory tax provision rate of 36% primarily due to adjustments in valuation allowance offset by tax credits.

We are in the process of implementing tax planning strategies in the form of migrating intellectual property rights to lower tax jurisdictions. This may cause future effective tax rates to fluctuate from year to year.

Liquidity and Capital Resources

As of March 31, 2007, cash and cash equivalents were $54.0 million as compared to $78.2 million at March 31, 2006 and $58.1 million at March 31, 2005. The decrease in cash and cash equivalents in fiscal 2007 as compared to fiscal 2006 was primarily due to inventory buildup of $23.8 million and stock repurchases of $18.4 million. The increase in cash and cash equivalents during fiscal 2006 as compared to fiscal 2005 was primarily due to cash generated by operations and a loan of $12 million. Over the past three fiscal years, the cash generated by our operations has provided sufficient liquidity for our needs.

Our cash provided by operating activities in fiscal 2007 was $1.9 million as compared to $31.1 million in fiscal 2006 and $23.4 million in fiscal 2005. During fiscal 2007, the principal working capital use of cash was to fund inventories. Our net inventory at March 31, 2007 increased from March 31, 2006 by 42.4%, principally to meet our customers' demand for shorter lead times. During the period, amounts related to accounts receivable increased by $9.5 million and were offset by increases in reserves for accounts receivable, which included the write-off of the All American Semiconductor receivable after it filed for bankruptcy. Litigation reserve decreased by 67.5% due to a non-cash reduction in the net amount of $36.2 million from the litigation reserve that we established in fiscal 2006 for the LoJack Corporation lawsuit. Deferred income taxes, net showed a non-cash reduction of 34.7%, principally in connection with the reduction in the litigation reserve. Accrued expenses and other liabilities decreased from March 31, 2006 to March 31, 2007 by 23.3%, principally because of payment of foreign income tax liabilities. One customer accounted for 10.6% of our receivables at March 31, 2007. In fiscal 2006, working capital was principally used to fund inventory and accounts receivable. In fiscal 2005, working capital was principally used to fund accounts receivable in connection with the growth in revenues.

We used $8.9 million in net cash for investing activities during fiscal 2007, as compared to $20.8 million used in investing activities in fiscal 2006 and $5.0 million used in investing activities in fiscal 2005. In all three fiscal years, our uses of cash for investing activities reflected principally the purchase of plant and equipment. During fiscal 2007, we spent $9.5 million on capital expenditures, as compared to $18.6 million in fiscal 2006 and $6.0 million in fiscal 2005. In fiscal 2007 and 2005, the capital expenditures were principally for equipment required to increase our production capacity. In fiscal 2006, the capital expenditure was primarily for the purchase of two buildings. Except for the expected expenditure of $7.5 million for the purchase of a building, we expect capital expenditures during fiscal 2008 to be similar to the capital expenditures of fiscal 2007.

For fiscal 2007, net cash used in financing activities was $20.1 million, as compared to net cash provided by financing activities of $11.2 million in fiscal 2006 and net cash used in financing activities of $2.7 million in fiscal 2005. In fiscal 2007, we spent $18.4 million to purchase treasury stock. During fiscal 2006, we received $17.9 million from a €10 million, or $12 million, loan and from the exercise of options. During fiscal 2005, we used cash in financing activities principally to pay capital lease obligations. In addition, in fiscal 2005 we used $1.1 million to purchase our common stock and $800,000 to repay our note payable to the bank.

Another potential source of liquidity is available borrowings under existing lines of credit. At March 31, 2007, we had available credit aggregating $3.3 million.

At March 31, 2007, our debt, consisting of capital lease obligations and loans payable, was $22.5 million, representing 41.6% of our cash and cash equivalents and 12.4% of our stockholders equity. Over the past three fiscal years, satisfying our payment obligations for debt has not materially affected our ability to fund our operating needs.

We are obligated on a €10.0 million loan. The loan has a term of 15 years and bears a variable interest rate, dependent upon the current Euribor rate and the calculation of a ratio of indebtedness to cash flow for the German subsidiary. Each fiscal quarter during the first five years of the loan, a principal payment of €167,000, or about $223,000, and a payment of accrued interest will be required. Thereafter, the amount of the payment will be recomputed. Financial covenants for a ratio of indebtedness to cash flow, a ratio of equity to total assets and a minimum stockholders' equity for the German subsidiary must be satisfied for the loan to remain in good standing. The loan may be prepaid in whole or in part at the end of a fiscal quarter without penalty. At March 31, 2007, the Company had complied with the financial covenants. The loan is partially collateralized by a security interest in the facility owned by IXYS in Lampertheim, Germany.

At March 31, 2007, we maintain two defined benefit pension plans: one for the United Kingdom employees and one for German employees. These plans cover most of the employees in the United Kingdom and Germany. Benefits are based on years of service and the employees' compensation. We deposit funds for these plans, consistent with the requirements of local law, with investment management companies, insurance companies, trustees, and/or accrue for the unfunded portion of the obligations. Both plans have been curtailed. See Note 10, "Pension Plans" of Notes to Consolidated Financial Statements for a discussion of the investment return assumptions, the underlying estimates and the expected future cash flows associated with the pension plans.

As of March 31, 2007, we had $54 million in cash and cash equivalents. In January 2007, we entered into an agreement to purchase a building, to be used as our corporate offices and facility for Silicon Valley operations, for approximately $7.5 million. The purchase price is expected to be paid through the assumption of indebtedness in a like amount. The transaction is expected to be completed in July 2007. We believe that our cash and cash equivalents, together with cash generated from operations, will be sufficient to meet our anticipated cash requirement for the next 12 months. Our liquidity could be negatively affected by a decline in demand for our products, the need to invest in new product development, one or more acquisitions or the payment of damages and related interest and attorneys' fees, including the damages of at least $6.8 million awarded to International Rectifier and the potential loss of $7.4 million in the LoJack litigation. There can be no assurance that additional debt or equity financing will be available when required or, if available, can be secured on terms satisfactory to us.

Disclosures about Contractual Obligations and Commercial Commitments

Details of our contractual obligations and commitments as of March 31, 2007 to make future payments under contracts are set forth below (in thousands):

	Payments Due by Period				
Contractual Obligations(1)(2)	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long term debt(3)	$12,124	$ 1,012	$11,112	$ —	$ —
Capital Lease Obligations(4)	11,306	4,195	5,933	1,178	—
Operating Lease Obligations	12,328	1,606	2,153	1,608	$6,961
Inventory Purchase Obligations(5)	43,832	27,082	8,500	6,000	2,250
Other Liabilities	—	—	—	—	—
Total	$79,590	$33,895	$27,698	$8,786	$9,211

(1) The amount accrued in connection with litigations against LoJack Corporation and International Rectifier Corporation of $14.2 million, classified under current liability in our Consolidated Balance Sheet, has not been considered in this disclosure. See Note 6, "Commitments and Contingencies," in Notes to Consolidated Financial Statements. In January 2007, we entered into an agreement to purchase a building, to be used as our corporate offices and facility for Silicon Valley operations, for approximately $7.5 million. The transaction is expected to be completed in July 2007.

(2) Contractual obligations shown in the table above exclude benefit payments to participants of our defined benefit pension plans. We summarize the estimated benefit payments to be made by the plans over the next ten years in Note 10, "Pension Plans" of Notes to Consolidated Financial Statements. The table also excludes contributions we made to defined benefit pension plans and our defined contribution plan. Our future contributions to these plans depend on many uncertain factors including future returns on the defined benefit plan assets and the amount and timing of employee and discretionary employer contributions to the defined contribution plan. We provide additional information about our defined benefit pension plans, defined contribution plan, in Note 8, "Employee Savings and Retirement Plan" and Note 10, "Pension Plans" of Notes to Consolidated Financial Statements.

(3) Includes borrowing where the repayment terms are to be renegotiated in fiscal 2011.

(4) Includes anticipated interest payments totaling $960,000.

(5) Represents commitments for purchase of inventory and plant and equipment. These were not recorded as liabilities on our Consolidated Balance Sheet as of March 31, 2007, as we had not yet received the related goods or taken title to the property. Inventory purchase obligations increased from $18.9 million at March 31, 2006 to $43.8 million at March 31, 2007, primarily due to the execution of long-term contracts for the purchase of key raw materials.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various risks, including fluctuations in interest and foreign currency rates. In normal course of business, we also face risks that are either non-financial or non-quantifiable. Such risks principally include country risks, credit risks and legal risks that are not discussed or quantified in the following analyses.

We currently keep our funds in accounts and instruments that, for accounting purposes, are cash and cash equivalents and do not carry interest rate risk to the fair market value of principal. We may, in the future, choose to place our funds in investments in high quality debt securities, potentially consisting of debt instruments of the United States or state or local governments or investment grade corporate issuers. Investments in both fixed and floating rate securities have some degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted by increases in interest rates. Floating rate securities may produce less income than anticipated if interest rates fall. As a result, changes in interest rates could cause us to incur losses in principal if we are forced to sell securities that have declined in market value or may result in lower than anticipated investment income.

We intend to manage our exposure to interest rate, market and credit risk in any investment portfolio with investment policies and procedures that limit such things as term, credit rating and the amount of credit exposure to any one issue, issuer and type of instrument. We have not used derivative financial instruments in any investment portfolio.

The impact on the fair market value of our cash equivalents and our earnings from a hypothetical 100 basis point adverse change in interest rates, determined as of the end of fiscal 2007, would have had the effect of decreasing our net income for fiscal 2007 by an amount less than $1.0 million. As our cash and cash equivalents have historically been held in accounts and instruments where the principal is not subject to interest rate risk and our cash and cash equivalents greatly exceed our variable rate borrowings, this sensitivity analysis was accomplished by offsetting our variable rate borrowings against our cash and cash equivalents and then estimating the impact of a 100 basis point reduction in interest rates on such adjusted cash balances.

Revenues from our foreign subsidiaries were approximately 45.2% of total revenues in fiscal 2007. These revenues come from our German and UK subsidiaries and are primarily denominated in Euros and British pounds, respectively. Our risk to European currencies is partially offset by the natural hedge of manufacturing and selling goods in local currency. Our foreign subsidiaries also incur most of their expenses in the local currency. Our principal foreign subsidiaries use their respective local currencies as their functional currency.

Although we have in the past entered into a limited number of foreign exchange forward contracts to help manage foreign currency exchange risk associated with certain of our operations, we do not generally hedge foreign currency exchange rates. The foreign exchange forward contracts we have entered into generally have original maturities ranging from one to three months. We do not enter into foreign exchange forward contracts for trading purposes. We do not expect gains or losses on these contracts to have a material impact on our financial results. We did not have any open foreign exchange forward contracts at March 31, 2007.

We have foreign currency rate risk and interest rate risk from a €10 million, or approximately $12 million, loan taken by IXYS Semiconductor GmbH, a German subsidiary of IXYS, from IKB Deutsche Industriebank for a term of 15 years.

The interest rate on the loan is determined by adding the then effective 3-month Euribor rate and a margin. The margin can range from 70 basis points to 125 basis points, depending on the calculation of a ratio of indebtedness to cash flow for the German subsidiary. During the first five years of the loan, if the Euribor rate exceeds 3.75%, then the Euribor rate for the purposes of the loan shall be 4.1%, and, if the Euribor rate falls below 2%, the Euribor rate for the purposes of the loan shall be 3%. Thereafter, the interest rate is recomputed annually. The interest rate at March 31, 2007 was 4.8%. See Note 2, "Summary of Significant Accounting Policies" to the Condensed Consolidated Financial Statements for further information regarding fair value.

Each fiscal quarter during the first five years of the loan, a principal payment of €167,000, or about $223,000, and a payment of accrued interest will be required. Thereafter, the amount of the payment will be recomputed.

A hypothetical 10% adverse change in the value of the Euro against the U.S. dollar and the British pound against the U.S. dollar, determined as of the end of fiscal 2007, would have had the effect of decreasing our net income for fiscal 2007 by an amount less than $1.0 million.

Because of the operation of our principal foreign units in their own functional currencies, this sensitivity analysis was undertaken by examining the net income or loss of the foreign units incorporated into our statement of operations and testing the impact of the hypothetical change in exchange rates on such income or loss. The hypothetically derived net income or loss of the foreign units was then calculated with our statement of operations data to derive the hypothetical impact on our net income.

It is possible that our future financial results could be directly affected by changes in foreign currency exchange rates. We will continue to face foreign currency exchange risk in the future. Therefore, our financial results could be directly affected by weak economic conditions in foreign markets. In addition, a strengthening of the U.S. dollar, the Euro or the British pound could make our products less competitive in foreign markets.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders,
IXYS Corporation
Santa Clara, California

We have audited the accompanying consolidated balance sheets of IXYS Corporation as of March 31, 2007 and 2006 and the related consolidated statements of operations, stockholders' equity, comprehensive income (loss), and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IXYS Corporation as of March 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of IXYS Corporation's internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 14, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

As more fully described in Notes 3 and 10 to the Consolidated Financial Statements, on April 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* and at March 31, 2007, the Company adopted Statement of Financial Accounting Standards No. 158, *"Employer's Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)."*

BDO Seidman, LLP

San Francisco, California
June 14, 2007

IXYS CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31, 2007	March 31, 2006
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 54,027	$ 78,192
Restricted cash	169	313
Accounts receivable, net of allowances of $2,847 in 2007 and $2,609 in 2006	42,519	42,774
Inventories	85,965	60,357
Prepaid expenses and other current assets	3,268	4,121
Deferred income taxes	14,345	25,049
Total current assets	200,293	210,806
Property, plant and equipment, net	48,741	40,049
Other assets	5,319	5,099
Deferred income taxes	12,827	16,552
Goodwill	6,461	7,481
Total assets	$273,641	$279,987
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of capitalized lease obligations	$ 3,686	$ 2,255
Current portion of loans payable	1,012	973
Accounts payable	19,926	20,259
Accrued expenses and other liabilities	19,081	24,889
Litigation reserve	14,180	43,615
Total current liabilities	57,885	91,991
Capitalized lease obligations, net of current portion	6,660	3,762
Long term loans, net of current portion	11,112	10,685
Pension liabilities	16,875	13,576
Total liabilities	92,532	120,014
Commitments and contingencies (Note 6)		
Stockholders' equity		
Preferred stock, $0.01 par value:		
Authorized: 5,000,000 shares; none issued and outstanding	—	—
Common stock, $0.01 par value:		
Authorized: 80,000,000 shares; 35,031,947 issued and 32,512,039 outstanding and 34,677,834 issued and 34,152,343 outstanding at March 31, 2007 and 2006, respectively	350	347
Additional paid-in capital	165,889	161,118
Treasury stock, at cost: 2,519,908 and 525,491 common shares at March 31, 2007 and 2006, respectively	(22,851)	(4,454)
Notes receivable from stockholders	—	(59)
Retained earnings (accumulated deficit)	29,605	(614)
Accumulated other comprehensive income	8,116	3,635
Total stockholders' equity	181,109	159,973
Total liabilities and stockholders' equity	$273,641	$279,987

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,		
	2007	2006	2005
	(In thousands, except per share data)		
Net revenues	$285,908	$251,487	$256,620
Cost of goods sold	201,577	169,792	176,710
Gross profit	84,331	81,695	79,910
Operating expenses:			
Research, development and engineering	20,105	17,523	18,574
Selling, general and administrative	44,134	38,371	35,707
Litigation provision	(29,435)	42,810	—
Total operating expenses	34,804	98,704	54,281
Operating income (loss)	49,527	(17,009)	25,629
Other income (expense):			
Interest income	2,813	2,504	1,341
Interest expense	(1,020)	(322)	(708)
Other (expense) income, net	(3,081)	1,810	(481)
Income (loss) before income tax	48,239	(13,017)	25,781
(Provision for) benefit from income tax	(18,020)	6,911	(9,539)
Net income (loss)	$ 30,219	$ (6,106)	$ 16,242
Net income (loss) per share — basic	$ 0.90	$ (0.18)	$ 0.49
Weighted average shares used in per share calculation — basic	33,505	33,636	33,093
Net income (loss) per share — diluted	$ 0.87	$ (0.18)	$ 0.46
Weighted average shares used in per share calculation — diluted	34,784	33,636	35,085

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended March 31,		
	2007	2006	2005
		(In thousands)	
Net income (loss)	$30,219	$ (6,106)	$16,242
Other comprehensive income (loss):			
Unrealized gain on available-for-sale investments securities, net of taxes, $447 in 2007 and $0 in 2006	317	327	—
Minimum pension liability, net of taxes $875 in 2007 and $646 in 2006	(1,588)	(1,159)	—
Foreign currency translation adjustments	5,752	(3,517)	1,263
Comprehensive income (loss)	$34,700	$(10,455)	$17,505

Annual Report

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Shares	Amount	Additional Paid-in Capital	Treasury Shares	Treasury Amount	Notes Receivable from Stockholders	Retained Earnings (Accumulated Deficit)	Deferred Compensation	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balances, March 31, 2004	33,019	$331	$151,074	95	$ (447)	$(1,388)	$(10,750)	$(10)	$ 6,721	$145,531
Exercise of stock options	480	4	1,509	—	—	—	—	—	—	1,513
Issuance of common stock under Employee Stock Purchase Plan	87	1	614	—	—	—	—	—	—	615
Interest accrued on notes receivable	—	—	60	—	—	(60)	—	—	—	—
Compensation expense on shareholder loans	—	—	119	—	—	—	—	—	—	119
Repayment of notes receivable	—	—	—	—	—	1,039	—	—	—	1,039
Interest forgiven on notes receivable	—	—	—	—	—	54	—	—	—	54
Amortization of deferred compensation	—	—	—	—	—	—	—	6	—	6
Repurchase of common stock	—	—	—	132	(1,105)	—	—	—	—	(1,105)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	1,263	1,263
Net income	—	—	—	—	—	—	16,242	—	—	16,242
Balances, March 31, 2005	33,586	336	153,376	227	(1,552)	(355)	5,492	(4)	7,984	165,277
Exercise of stock options	1,014	10	4,582	—	—	—	—	—	—	4,592
Issuance of common stock under employee stock purchase plan	78	1	687	—	—	—	—	—	—	688
Tax benefit on employee equity incentive plan	—	—	2,465	—	—	—	—	—	—	2,465
Purchase of treasury stock	—	—	—	298	(2,902)	—	—	—	—	(2,902)
Amortization of deferred compensation	—	—	—	—	—	—	—	4	—	4
Interest accrued on notes receivable	—	—	8	—	—	(8)	—	—	—	—
Repayment of note receivable	—	—	—	—	—	304	—	—	—	304
Unrealized gain on available-for-sale investments net of taxes	—	—	—	—	—	—	—	—	327	327
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(3,517)	(3,517)
Minimum pension liability, net of taxes	—	—	—	—	—	—	—	—	(1,159)	(1,159)
Net loss	—	—	—	—	—	—	(6,106)	—	—	(6,106)
Balances, Mar. 31, 2006	34,678	347	161,118	525	(4,454)	(59)	(614)	—	3,635	159,973

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Shares	Amount	Additional Paid-in Capital	Treasury Shares	Treasury Amount	Notes Receivable from Stockholders	Retained Earnings (Accumulated Deficit)	Deferred Compensation	Accumulated Other Comprehensive Income	Total Stockholders' Equity
						(In thousands)				
Balances, March 31, 2006	34,678	$347	$161,118	525	$ (4,454)	$(59)	$ (614)	$—	$ 3,635	159,973
Stock grants and exercise of stock options	275	2	1,550	—	—	—	—	—	—	1,552
Issuance of common stock under employee stock purchase plan	79	1	658	—	—	—	—	—	—	659
Share-based compensation	—	—	2,009	—	—	—	—	—	—	2,009
Tax benefit on employee equity incentive plan	—	—	554	—	—	—	—	—	—	554
Purchase of treasury stock	—	—	—	1,995	(18,397)	—	—	—	—	(18,397)
Repayment of note receivable	—	—	—	—	—	59	—	—	—	59
Unrealized gain on available-for-sale investments net of taxes	—	—	—	—	—	—	—	—	317	317
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	5,752	5,752
Minimum pension liability, net of taxes	—	—	—	—	—	—	—	—	(1,588)	(1,588)
Net income	—	—	—	—	—	—	30,219	—	—	30,219
Balances, Mar. 31, 2007	35,032	$350	$165,889	2,520	$(22,851)	$ —	$29,605	$—	$ 8,116	$181,109

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,		
	2007	2006	2005
	(In thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 30,219	$ (6,106)	$ 16,242
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	10,499	8,543	10,639
Provision for receivables allowances	11,745	5,578	4,994
Net change in inventory reserves	1,581	6,434	2,917
Change in litigation reserve	(29,435)	42,810	—
Foreign currency adjustments on intercompany amounts	491	194	1,399
Deferred income taxes	16,247	(14,426)	7,885
Excess tax benefit from stock-based compensation	(554)	—	—
Tax benefit from employee equity incentive plans	—	2,465	—
Compensation expense for notes from stockholders	—	4	119
Interest forgiven on notes from stockholders	—	—	54
Stock based compensation	2,009	—	—
(Gain) on disposal of investments	(631)	—	—
Loss (gain) on disposal of plant and equipment	100	(2)	225
Changes in operating assets and liabilities:			
Accounts receivable	(9,534)	(9,515)	(12,568)
Inventories	(23,824)	(17,078)	(5,286)
Prepaid expenses and other current assets	1,017	1,371	(2,134)
Other assets	334	826	(335)
Accounts payable	(1,577)	7,805	(2,702)
Accrued expenses and other liabilities	(6,406)	1,256	2,258
Pension liabilities	(398)	984	(337)
Net cash provided by operating activities	1,883	31,143	23,370
Cash flows from investing activities:			
Change in restricted cash	144	(159)	986
Purchases of investments	(239)	(2,081)	—
Purchases of plant and equipment	(9,478)	(18,613)	(5,952)
Proceeds from sale of investments	708	—	—
Proceeds from sale of plant and equipment	—	97	—
Net cash used in investing activities	(8,865)	(20,756)	(4,966)
Cash flows from financing activities:			
Principal payments on capital lease obligations	(3,495)	(3,204)	(3,996)
Repayments of notes payable from bank	—	—	(800)
Proceeds from loans	—	12,344	—
Repayment of loans	(1,025)	(608)	—
Excess tax benefit from stock-based compensation	554	—	—
Purchases of treasury stock	(18,397)	(2,902)	(1,105)
Proceeds from employee equity plans	2,211	5,280	2,128
Proceeds from collection of notes from stockholders	59	304	1,039
Net cash (used in) provided by financing activities	(20,093)	11,214	(2,734)
Effect of exchange rate fluctuations on cash and cash equivalents	2,910	(1,553)	416
Net (decrease) increase in cash and cash equivalents	(24,165)	20,048	16,086
Cash and cash equivalents at beginning of the year	78,192	58,144	42,058
Cash and cash equivalents at end of the year	$ 54,027	$ 78,192	$ 58,144
Supplemental Disclosure of Cash Flow Information			
Cash paid during the period for interest	$ 1,018	$ 322	$ 149
Cash paid during the period for income taxes	$ 8,786	$ 1,008	$ 721
Supplemental Disclosure of Noncash Investing and Financing Activities			
Fixed assets acquired under capital lease	$ 7,666	$ 2,508	$ 264

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Formation and Business of IXYS:

IXYS Corporation ("IXYS" or the "Company") designs, develops, manufactures and markets power semiconductors and digital and analog integrated circuits ("ICs"). Power semiconductors are used primarily in controlling energy in motor drives, power conversion (including uninterruptible power supplies ("UPS") and switch mode power supplies ("SMPS")) and medical electronics. IXYS's power semiconductors convert electricity at relatively high voltage and current levels to create efficient power as required by a specific application. IXYS's target market includes segments of the power semiconductor market that require medium to high power semiconductors, with a particular emphasis on high power semiconductors. IXYS's power semiconductors include power metal oxide silicon field effect transistors ("Power MOSFETs"), insulated gate bipolar transistors ("IGBTs"), thyristors and rectifiers, including fast recovery epitaxial diodes ("FREDs"). IXYS's ICs include solid-state relays ("SSRs") for telecommunications applications and power management and control ICs, such as current regulators, motion controllers, digital power modulators and power MOSFET and IGBT drivers.

IXYS sells products in North America, Europe, and Asia through an organization that includes direct sales personnel, independent representatives and distributors. The Company is headquartered in Northern California with principal operations in California, Massachusetts, Germany and the United Kingdom. Each site has manufacturing, research and development and sales and distribution activities. The Company also makes use of subcontract manufacturers for fabrication of wafers and for assembly and test operations.

2. Summary of Significant Accounting Policies:

Principles of Consolidation:

The consolidated financial statements include the accounts of IXYS and its wholly owned subsidiaries after elimination of all intercompany balances and transactions.

Foreign Currency Translation:

The local currency is considered to be the functional currency of IXYS's wholly owned international subsidiaries: the euro for IXYS Semiconductor GmbH ("IXYS GmbH"); and the pound sterling for Westcode Semiconductors Limited ("Westcode"). Accordingly, assets and liabilities are translated at the exchange rate in effect at year-end and revenues and expenses are translated at average rates during the year. Adjustments resulting from the translation of the accounts of IXYS GmbH and Westcode into U.S. dollars are included in accumulated other comprehensive income, a separate component of stockholders' equity. The Company's Swiss subsidiary utilizes the US dollar as its functional currency. Foreign currency transaction gains and losses are included as a component of other income or expense.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from IXYS's estimates.

Revenue Recognition:

IXYS complies with the guidance summarized in Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition."

Revenues are recognized upon shipment, provided that a signed purchase order has been received, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, and there are no remaining significant obligations. Reserves for sales returns and allowances, including allowances for so called "ship and debit" transactions, are recorded at the time of shipment, based on historical levels of returns and discounts, current economic trends and changes in customer demand. Transactions with sale terms of FOB shipping point are recognized when the products are shipped and transactions with sale terms of FOB destination are recognized upon arrival.

IXYS sells to distributors and original equipment manufacturers. Approximately 47% of the Company's revenues in fiscal 2007 were from distributors. IXYS provides its distributors with the following programs: stock rotation and ship and debit. Ship and debit is a form of price protection. IXYS recognizes revenue from product sales upon shipment provided that it has received an executed purchase order, the price is fixed and determinable, the risk of loss has transferred, collection of resulting receivables is reasonably assured, there are no customer acceptance requirements, and there are no remaining significant obligations. Reserves for allowances are also recorded at the time of shipment. The management of IXYS must make estimates of potential future product returns and so called "ship and debit" transactions related to current period product revenue. Management analyzes historical allowance activity, current economic trends and changes in customer demand and acceptance of the Company's products when evaluating the adequacy of the sales returns and allowances. Significant management judgments and estimates must be made and used in connection with establishing the allowances in any accounting period. Material differences may result in the amount and timing of the Company's revenue for any period if management made different judgments or utilized different estimates.

Allowance for sales returns. IXYS maintains an allowance for sales returns for estimated product returns by its customers. The Company estimates its allowance for sales returns based on its historical return experience, current economic trends, changes in customer demand, known returns it has not received and other assumptions. If IXYS were to make different judgments or utilize different estimates, the amount and timing of its revenue could be materially different. Given that the Company's revenues consist of a high volume of relatively similar products, to date its actual returns and allowances have not fluctuated significantly from period to period, and its returns provisions have historically been reasonably accurate. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction of revenues in the statement of operations.

Allowance for stock rotation. The Company also provides "stock rotation" to select distributors. The rotation allows distributors to return a percentage of the previous six months' sales. In the fiscal years ended March 31, 2007, 2006 and 2005 approximately $1.8 million, $962,000 and $1.1 million, respectively, of products were returned to IXYS under the program. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction of revenues in the statement of operations. IXYS establishes the allowance based upon maximum allowable rotations, which is management's best estimate of future returns.

Allowance for ship and debit. Ship and debit is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit requires a request from the distributor for a pricing adjustment for a specific part for a customer sale to be shipped from the distributor's stock. The Company has no obligation to accept this request. However, it is the Company's historical practice to allow some companies to obtain pricing adjustments for inventory held. The Company receives periodic statements regarding its products held by distributors. IXYS's distributors had approximately $2.9 million in inventory of the Company's products on hand at March 31, 2007. Ship and debit authorizations may cover current and future distributor activity for a specific part for sale to the distributor's customer. At the time the Company records sales to the distributors, it provides an allowance for the estimated future distributor activity related to such sales since it is probable that such sales to distributors will result in ship and debit activity. The sales allowance requirement is based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends IXYS sees in its direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. IXYS believes that the analysis of these inputs enables it to make reliable estimates of future credits under the ship and debit program. This analysis requires the exercise of significant judgments. Actual results to date have approximated the estimates. At the time the distributor ships the part from stock, the distributor debits IXYS for the authorized pricing adjustment. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction of revenues in the statement of operations. If competitive pricing were to decrease sharply and unexpectedly, estimates would be insufficient, which could significantly adversely affect results.

Additions to the ship and debit allowance are estimates of the amount of expected future ship and debit activity related to sales during the period and reduce revenues and gross profit in the period. The following table sets forth the beginning and ending balances of, additions to, and deductions from, the allowance for ship and debit during the three years ended March 31, 2007 (in thousands):

Balance March 31, 2004	$ 424
Additions	2,742
Deductions	(2,613)
Balance March 31, 2005	553
Additions	2,300
Deductions	(2,400)
Balance March 31, 2006	453
Additions	3,903
Deductions	(4,119)
Balance March 31, 2007	$ 237

Nonrecurring engineering ("NRE"): For NRE, related to engineering work performed by the Clare Micronix division to design chip prototypes that will later be used to produce required units, customers enter into arrangements with Clare Micronix to perform engineering work for a fixed fee. Clare Micronix records fixed-fee payments during the development phase from customers in accordance with Statement of Financial Accounting Standards, or "SFAS", No. 68, "Research and Development Arrangements." Amounts offset against research and development costs totaled approximately $355,000 in the fiscal year ended March 31, 2007 ("fiscal 2007"), $363,000 in fiscal 2006 and $161,000 in fiscal 2005.

IXYS states its revenues, net of any taxes collected from customers that are required to be remitted to the various government agencies. The amount of taxes collected from customers and payable to government is included under accrued expenses and other current liabilities. Shipping and handling costs are included in cost of sales.

Trade accounts receivable and allowance for doubtful accounts. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is IXYS's best estimate of the amount of probable credit losses in the existing accounts receivable. IXYS determines the allowance based on the aging of its accounts receivable, the financial condition of its customers and their payment history, its historical write-off experience and other assumptions. The allowance for doubtful accounts is reviewed quarterly. Past due balances and other specified accounts as necessary are reviewed individually. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a selling, general and administrative expense in the statement of operations.

Cash and Cash Equivalents:

IXYS considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents include investments in commercial paper and money market accounts at banks.

Restricted Cash:

Cash and cash equivalents at March 31, 2007 and March 31, 2006 include restricted cash balances of $169,000 and $313,000, respectively. The restricted cash balances include amounts pledged as collateral on outstanding letters of credit.

Inventories:

Inventories, consisting primarily of wafers, bipolar devices, transistors, diodes and integrated circuits, are recorded at the lower of a currently adjusted standard cost, which approximates actual cost on a first-in-first-out basis, or market value. The Company's accounting for inventory costing is based on the applicable expenditure incurred, directly or indirectly, in bringing the inventory to its existing condition. Such expenditures include acquisition costs, production costs and other costs incurred to bring the inventory to its use. As it is impractical to track inventory from the time of purchase to the time of sale for the purpose of specifically identifying inventory cost, inventory is therefore valued based on a standard cost, given that the materials purchased are identical and interchangeable at various production processes. Effective April 1, 2006, the Company adopted SFAS No. 151, "Inventory Costs — an amendment of ARB No. 43, Chapter 4." SFAS 151 requires certain abnormal expenditures to be recognized as expenses in the current period versus being capitalized in inventory. It also requires that the amount of fixed production overhead allocated to inventory be based on the normal capacity of the production facilities. The application of SFAS 151 did not have a material impact on the Company's consolidated financial statements. IXYS reviews its standard costs on an as-needed basis but in any event at least once a year, and updates them as appropriate to approximate actual costs.

The Company typically plans its production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The value of its inventories is dependent on its estimate of future demand as it relates to historical sales. If the Company's projected demand is over-estimated, IXYS may be required to reduce the valuation of its inventories below cost. IXYS regularly reviews inventory quantities on hand and records an estimated provision for excess inventory based primarily on its historical sales and expectations for future use. For example, IXYS performs an analysis of inventories and compares the sales for the preceding two years. To the extent the Company has inventory in excess of the greater of two years' historical sales, twice the most recent year's historical sales or backlog, it recognizes a reserve for excess inventories. However, for new products, the Company does not consider whether there is excess inventory until it develops sufficient sales history or experiences a significant change in expected product demand, based on backlog. Actual demand and market conditions may be different from those projected by IXYS's management. This could have a material effect on the Company's operating results and financial position. If IXYS were to make different judgments or utilize different estimates, the amount and timing of the write-down of inventories could be materially different.

Excess inventory frequently remains saleable. When excess inventory is sold, it yields a gross profit margin of up to 100%. Sales of excess inventory have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs. Once inventory is written down below cost, it is not written up. IXYS does not physically segregate excess inventory and assign unique tracking numbers to it in the Company's accounting systems. Consequently, IXYS cannot isolate the sales prices of excess inventory from the sales prices of non-excess inventory. Therefore, IXYS is unable to report the amount of gross profit resulting from the sale of excess inventory or quantify the favorable impact of such gross profit on its gross profit margin.

The following table provides information on the Company's excess inventory at cost (which has been fully reserved in the Company's financial statements), including the sale of excess inventory valued at cost (in thousands):

Balance at March 31, 2004	$24,632
Sale of excess inventory	(3,685)
Scrap of excess inventory	(2,555)
Balance of excess inventory	18,392
Additional accrual of excess inventory	2,849
Balance at March 31, 2005	21,241
Sale of excess inventory	(1,991)
Scrap of excess inventory	(3,860)
Balance of excess inventory	15,390
Additional accrual of excess inventory	3,987
Balance at March 31, 2006	19,377
Sale of excess inventory	(4,246)
Scrap of excess inventory	(3,273)
Balance of excess inventory	11,858
Additional accrual of excess inventory	6,971
Balance at March 31, 2007	$18,829

The practical efficiencies of wafer fabrication require the manufacture of semiconductor wafers in minimum lot sizes. Often, when manufactured, the Company does not know whether or when all the semiconductors resulting from a lot of wafers will sell. With more than 9,000 different part numbers for semiconductors, excess inventory resulting from the manufacture of some of those semiconductors will be continual and ordinary. Because the cost of storage is minimal when compared to potential value and because the products of the Company do not quickly become obsolete, IXYS expects to hold excess inventory for potential future sale for years. Consequently, IXYS has no set time line for the sale or scrapping of excess inventory.

In addition, the inventory of the Company is also being written down to lower of cost or market or net realizable value. IXYS reviews its inventory listing on a quarterly basis for an indication of losses being sustained for costs that exceed selling prices less direct costs to sell. When it is evident that the selling price is lower than current cost, the inventory is marked down accordingly. At March 31, 2007 and 2006, the Company's lower of cost or market reserve was $615.000 and $260,000, respectively.

The Company has entered in to purchase agreements for purchase of wafers and substrates over two to six years. Under these agreements, the supplier agrees to supply and the Company is obliged to purchase products corresponding to an agreed yearly purchase amount. The Company has recognized the liability for all products delivered as at March 31, 2007. The total amount committed under the agreements has been disclosed in Note 6, "Commitments and Contingencies."

The Company periodically identifies any inventory that is no longer usable and writes it off.

Property, Plant and Equipment:

Property, plant and equipment, including equipment under capital leases, are stated at cost less accumulated depreciation. Equipment under capital lease is stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or the fair value of the leased assets at the inception of the lease.

Depreciation is computed using the straight-line method over estimated useful lives of three to 13 years for equipment and 20 years to 50 years for property and plant. Upon disposal, the assets and related accumulated depreciation are removed from IXYS's accounts and the resulting gains or losses are reflected in the statements of operations. Repairs and maintenance costs are charged to expense. Depreciation of leasehold improvements is provided on the straight-line method over the shorter of the estimated useful life or the term of the lease.

As required by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," IXYS evaluates the recoverability of the carrying amount of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment is assessed when the forecasted undiscounted cash flows derived for the operation to which the assets relate are less than the carrying amount including associated intangible assets of the operation. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation, to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. Judgment is used when applying these impairment rules to determine the timing of the impairment test, the undiscounted expected cash flows used to assess impairments and the fair value of an impaired asset. The dynamic economic environment in which IXYS operates and the resulting assumptions used to estimate future cash flows impact the outcome of these impairment tests.

On June 10, 2005, IXYS Semiconductor GmbH, a German subsidiary of IXYS, borrowed €10.0 million, or about $12 million, from IKB Deutsche Industriebank for a term of 15 years. The loan is partially collateralized by a security interest in the facility owned by IXYS in Lampertheim, Germany. See Note 5, "Borrowing Arrangements" for more details.

Treasury Stock:

The Company accounts for treasury stock using the cost method.

Other Assets:

Other assets include marketable equity securities classified as available-for-sale and long term equity investment accounted under the equity method. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," unrealized gains and losses on these investments are included as a separate component of stockholders' equity. Realized gains (calculated as proceeds less specifically identified costs) and losses and declines in value of these investments judged by management to be other than temporary, if any, are included in interest income and expense. The Company has a 45% equity interest in Powersem GmbH ("Powersem"), a semiconductor manufacturer based in Germany. This investment is accounted for using the equity method. The Company recognized income of $433,000 during fiscal 2007 and $510,000 in fiscal 2006. No income was recognized in fiscal 2005. See Note 4, "Balance Sheet Details" for further information.

An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary. There was no impairment loss in fiscal 2007, 2006 or 2005.

Goodwill and Intangible Assets:

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired. IXYS values goodwill and intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The costs of acquired intangible assets are recorded at fair value at acquisition. Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives, normally three to six years, and evaluated for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Goodwill and intangible assets with indefinite lives are carried at fair value and reviewed at least annually for impairment as of December 31, or more frequently if events and circumstances indicate that the asset might be impaired, in accordance with SFAS 142. The Company has determined that it has two reporting units, one of which has a balance in goodwill. An impairment loss would be recognized to the extent that the carrying amount exceeds the fair value of the reporting unit. There are two steps in the determination. The first step compares the carrying amount of the net assets to the fair value of the reporting unit. The second step, if necessary, recognizes an impairment loss to the extent the carrying amount of the reporting unit's net assets exceed the fair value of the reporting unit. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, "Business Combinations." The residual fair value after this allocation is the implied fair value of the reporting unit's goodwill. IXYS has not recorded an impairment of goodwill or intangible assets.

The Company reduced goodwill by $1.0 million in fiscal 2007. In fiscal 2006, the Company reduced goodwill and intangible assets by $14 million and $1.3 million, respectively. The reductions resulted from valuation allowance releases on deferred tax assets, accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." This is discussed in Note 11, "Income Taxes" below. These deferred tax assets were from loss carry forwards of acquired entities. At March 31, 2007 the Company had goodwill of $6.5 million and intangible assets of $390,000 included in other assets.

Foreign Exchange Contracts:

Although we have in the past entered into a limited number of foreign exchange forward contracts to help manage foreign currency exchange risks associated with certain of our operations, we do not generally hedge foreign currency exchange rates. IXYS does not purchase foreign exchange forward contracts for trading purposes. The purpose of entering into these hedge transactions is to minimize the impact of foreign currency fluctuations on the results of operations. The contracts generally have maturity dates that do not exceed three months. The Company elected not to designate these foreign exchange forward contracts as accounting hedges and any changes in fair value are marked to market and recorded in the results of operations in other income. IXYS did not have any open foreign exchange forward contracts in the years ended March 31, 2007 and 2006.

Defined Benefit Plans:

IXYS maintains pension plans covering certain of its employees. For financial reporting purposes, net periodic pension costs are calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations, assumed rate of return on pension plan assets and assumed rate of compensation increases for plan employees. All of these assumptions are based upon management's judgment, considering all known trends and uncertainties. Actual results that differ from these assumptions would impact the future expense recognition and cash funding requirements of the Company's pension plans. On March 31, 2007, IXYS adopted the provisions of SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and Other Retirement Plans." SFAS 158 required IXYS to recognize the funded status of its defined benefit pension and post-retirement benefit plans in its Consolidated Balance Sheets, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adoption of SFAS 158 did not have any impact on the consolidated financial statements. See Note 10, "Pension Plans" for the effects of the adoption of SFAS 158.

Fair Value of Financial Instruments:

Carrying amounts of certain of IXYS's financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities. Based on borrowing rates currently available to IXYS for loans with similar terms, the carrying value of notes payable to banks, loans payable and notes receivable from stockholders approximate fair value.

Advertising:

IXYS expenses advertising as the costs are incurred. Advertising expense for the years ended March 31, 2007, 2006 and 2005 was $628,000, $603,000 and $451,000, respectively. Advertising expense is included in selling, general and administrative expense.

Research and Development:

Research and development costs are charged to operations as incurred.

Income Taxes:

IXYS's provision for income taxes is comprised of its current tax liability and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. In determining the amount of the valuation allowance, IXYS considers estimated future taxable income as well as feasible tax planning strategies in each taxing jurisdiction in which it operates. If IXYS determines that it will not realize all or a portion of its remaining deferred tax assets, it will increase its valuation allowance with a charge to income tax expense. Conversely, if IXYS determines that it will likely be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released as either a credit to goodwill, non-current intangible assets, or income tax expense. Significant management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities, and any valuation allowance recorded against net deferred tax assets. In the event that actual results differ from these estimates or IXYS adjusts these estimates in future periods, IXYS may need to establish or increase an additional valuation allowance that could materially impact its financial position and results of operations. IXYS's ability to utilize its deferred tax assets and the continuing need for a related valuation allowance are monitored on an ongoing basis.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the "AJCA"). The AJCA includes a temporary incentive for U.S. corporations to repatriate accumulated income earned overseas. IXYS presently does not intend to repatriate any foreign income under the AJCA.

Other Income and Expense:

Other income and expense primarily consists of gains and losses on foreign currency transactions and interest income and expense, together with the Company's share of income from investments accounted for on equity method.

Indemnification:

The Company does not provide product guarantees or warranties. On occasion, the Company provides limited indemnification to customers against intellectual property infringement claims related to the Company's products. To date, the Company has not experienced significant activity or claims related to such indemnifications. The Company does provide in the normal course of business indemnification to its officers, directors and selected parties. The Company is unable to estimate any potential future liability, if any; therefore, no liability for these indemnification agreements has been recorded as of March 31, 2007, 2006 and 2005.

Legal Contingencies:

IXYS is subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. SFAS No. 5, "Accounting for Contingencies," requires that an estimated loss from a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. IXYS evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact the Company's financial position, results of operations or cash flows. IXYS had reserves for litigation at March 31, 2007 of approximately $14.2 million, comprised of reserves for the litigation against International Rectifier Corporation of $6.8 million and against LoJack Corporation of $7.4 million. The Company expenses legal costs related to loss contingencies as incurred.

Net Income (Loss) per Share:

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution from the exercise of options into common stock. The calculation of dilutive net income (loss) per share excludes potential shares if their effect is anti-dilutive; that is, when the exercise price of the option exceeds the market price. Potential shares consist of incremental common shares issuable upon the exercise of stock options.

Accumulated Other Comprehensive Income:

Accumulated other comprehensive income or loss represents foreign currency translation adjustments, unrealized gain or loss on equity investments classified as "available for sale" and minimum pension liability, net of tax. See Note 7, " Accumulated Other Comprehensive Income."

Concentration and Business Risks:

Dependence on Third Parties for Wafer Fabrication and Assembly:

Measured in dollars, IXYS manufactures approximately 62% of its wafers, an integral component of its products, in its facilities in Germany, the UK, Massachusetts and California. IXYS relies on third party suppliers to provide the remaining 38%. The principal external foundry is Samsung Electronics' facility in Kiheung, South Korea. There can be no assurance that material disruptions in supply will not occur in the future. In such event, IXYS may have to identify and secure additional foundry capacity and may be unable to identify or secure sufficient foundry capacity to meet demand. Even if such capacity is available from another manufacturer, the qualification process could take six months or longer. If IXYS were unable to qualify alternative manufacturing sources for existing or new products in a timely manner or if such sources were unable to produce semiconductor devices with acceptable manufacturing yields and at acceptable prices, IXYS's business, financial condition and results of operations would be materially and adversely affected.

Dependence on Suppliers:

IXYS purchases silicon substrates from a limited number of vendors, most of whom IXYS does not have long-term supply agreements with. Any of these suppliers could terminate their relationship with IXYS at any time. IXYS's reliance on a limited number of suppliers involves several risks, including potential inability to obtain an adequate supply of silicon substrates and reduced control over the price, timely delivery, reliability and quality of the silicon substrates. There can be no assurance that problems will not occur in the future with suppliers.

Employees Covered by Collective Bargaining Arrangements:

Approximately 149 IXYS employees in the United Kingdom and 224 in Germany have their annual pay increases negotiated by a labor union.

Concentration of Credit Risk:

IXYS invests its excess cash primarily in short-term time deposit accounts with a major German bank and money market accounts with a U.S. bank. Additionally, IXYS invests in commercial paper with financial institutions that management believes to be creditworthy. These securities mature within ninety days or less and bear minimal credit risk. IXYS has not experienced any losses on such investments.

IXYS sells its products primarily to distributors and original equipment manufacturers. IXYS performs ongoing credit evaluations of its customers and generally does not require collateral. An allowance for potential credit losses is maintained by IXYS. See Note 13, "Segment and Geographic Information" for a discussion of revenues by geography.

In the years ended March 31, 2007 and 2006, no single end-user customer accounted for more than 10% of net revenues. In the year ended March 31, 2005, one customer represented 11.5% of net revenues. At March 31, 2007, one customer accounted for 10.6% of accounts receivable. At March 31, 2006 and 2005, no customer accounted for greater than 10% of accounts receivable.

Financial instruments that potentially subject IXYS to credit risk comprise principally cash and cash equivalents and trade accounts receivable. IXYS invests its excess cash in accordance with its investment policy that has been approved by the Board of Directors and is reviewed periodically by management to minimize credit risk. The policy authorizes the investment of excess cash in government securities, tax exempt municipal securities, Eurodollar notes and bonds, time deposits, certificates of deposit, commercial paper rated AA or better and other specific money market accounts and corporate instruments of similar liquidity and credit quality.

Stock-Based Compensation Plans:

The Company has employee equity incentive plans, which are described more fully in Note 3, "Employee Equity Incentive Plans." Effective April 1, 2006, the Company adopted the provisions of SFAS No. 123(R), "Share based payment." SFAS 123(R) requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method and requires the use of an option pricing model for estimating fair value. Accordingly, share-based compensation is measured at grant date, based on the fair value of the award and shares expected to vest. The Company previously accounted for awards granted under its equity incentive plans under the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and provided the required pro forma disclosures prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," as amended. Under APB No. 25, compensation cost is measured as the excess, if any, of the quoted market price of IXYS's stock at the date of grant over the exercise price of the option granted. Compensation cost for stock options, if any, is recognized ratably over the vesting period. IXYS's policy is to grant options with an exercise price equal to the quoted market price of IXYS's stock on the grant date. Accordingly, no compensation has been recognized for its stock option plans. IXYS provides additional pro forma disclosures as required under SFAS 123.

Under the modified prospective method of adoption for SFAS 123(R), the compensation cost recognized by the Company beginning in fiscal 2007 includes compensation cost for all equity incentive awards granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and compensation cost for all equity incentive awards granted subsequent to April 1, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). The Company uses the straight-line attribution method to recognize share-based compensation costs over the service period of the award.

The fair value of issuances under the Company's Employee Stock Purchase Plan is estimated on the issuance date by applying the principles of Financial Accounting Standards Board, or FASB, Technical Bulletin 97-1 ("FTB 97-1"), "Accounting under Statement 123 for Certain Employee Stock Purchase Plan with a Look Back Option," and using the Black-Scholes options pricing model.

Recent Accounting Developments

In June 2006, FASB issued FASB Interpretation No. 48, "Accounting for Uncertain Tax Positions" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is still assessing the impacts of adoption of FIN 48. Based on the preliminary analysis, management believes that adoption will result in recording a decrease to retained earnings between $1.9 million and $3.2 million in the first quarter of fiscal 2008. However, the final analysis will be completed in the first quarter of fiscal 2008.

In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. The Statement is effective for the Company beginning in the first quarter of fiscal 2009. The Company is currently evaluating the impact of SFAS 157 to its financial position and results of operations.

In February 2007, FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The adoption of SFAS 159 is not likely to have a material impact on the consolidated financial position, results of operations or cash flows.

Reclassifications

Certain reclassifications have been made to previously reported amounts to conform to current year presentation. Reclassifications have been made in the cash flow statement between cash flows from investing activities and cash flows from financing activities in fiscal 2006 pertaining to certain capital lease related amounts. The reclassifications had no impact on results from operations, financial position, shareholders equity, or cash flows from operating activities previously reported.

3. Employee Equity Incentive Plans

Stock Purchase and Stock Option Plans:

Stock Options

Stock options may be granted under the 1999 Equity Incentive Plan and the 1999 Non-Employee Directors' Equity Incentive Plan (the "Plans") for not less than 85% of fair market value at the time of grant. The options, once granted, expire ten years from the date of grant. Options granted to employees under the 1999 Equity Incentive Plan typically vest over four years. The initial option grants under the 1999 Non-Employee Directors' Equity Incentive Plan typically vest over four years and subsequent annual grants vest over one year. The Board of Directors has the full power to determine the provisions of each option issued under the Plans. No options have been granted below fair market value. During fiscal 2007, the Company also began to grant net exercise options. These options generally vest over a period of four years. In a net exercise option, the number of shares obtained by exercising the stock option is net of the number of shares subject to the option that the Company cancels to cover the aggregate exercise price.

Since inception, the cumulative amount authorized for the 1999 Equity Incentive Plan was approximately 10.6 million shares. The 1999 Equity Incentive Plan has an evergreen feature that adds up to 1,000,000 shares to the total shares authorized each year at the discretion of the board. The 1999 Non-Employee Directors' Equity Incentive Plan had a total of 500,000 shares authorized at its inception date.

Employee Stock Purchase Plan

In May 1999, IXYS approved the 1999 Employee Stock Purchase Plan ("Purchase Plan") and reserved 500,000 shares of common stock for issuance under the Purchase Plan. Under the Purchase Plan, substantially all employees may purchase the Company's common stock at a price equal to 85% of the lower of the fair market value at the beginning or the end of each specified six-month offering period. Stock purchases are limited to 15% of an employee's eligible compensation. During the year ended March 31, 2007, there were approximately 79,000 shares purchased under the Purchase Plan, leaving about 72,000 shares available for purchase under the plan in the future.

Restricted Stock Units

On May 12, 2006, the Board of Directors of the Company amended the Company's 1999 Equity Incentive Plan to provide for the grant of Restricted Stock Unit Awards ("RSUs"). Pursuant to an award, the Company will, in the future, deliver shares of the Company's common stock if certain requirements, including continued performance of services, are met. RSUs granted to employees typically vest over four years. When vested, each RSU will entitle the holder of the RSU award to one share of the Company's common stock.

Stock Bonuses

Under the Plans, IXYS may also award shares of common stock as stock bonuses.

Fair Value of Stock Compensation:

Effective April 1, 2006, the Company adopted the provisions of SFAS No. 123(R). SFAS 123(R) requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method and requires the use of an option pricing model for estimating fair value. Accordingly, share-based compensation is measured at grant date, based on the fair value of the award. The Company previously accounted for awards granted under its equity incentive plans under the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, and provided the required pro forma disclosures prescribed by SFAS 123, as amended. Under APB No. 25, compensation cost is measured as the excess, if any, of the quoted market price of IXYS's stock at the date of grant over the exercise price of the option granted. Compensation cost for stock options, if any, is recognized ratably over the vesting period. IXYS's policy is to grant options with an exercise price equal to the quoted market price of IXYS's stock on the grant date. Accordingly, no compensation has been recognized for its stock option plans. IXYS provides additional pro forma disclosures as required under SFAS 123.

Under the modified prospective method of adoption for SFAS 123(R), the compensation cost recognized by the Company beginning in fiscal 2007 includes compensation cost for all equity incentive awards granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and compensation cost for all equity incentive awards granted subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). The Company uses the straight-line attribution method to recognize share-based compensation costs over the service period of the award. During fiscal 2006, IXYS accelerated the vesting of the right to purchase 920,250 shares of its common stock pursuant to previously granted stock options. The accelerated options were at an average exercise price of $12.99 and the exercise prices were excess of the closing price on the date of the acceleration. The vesting was accelerated to avoid future accounting charges under SFAS No. 123R.

The fair value of issuances under the Company's Employee Stock Purchase Plan is estimated on the issuance date by applying the principles of FASB Technical Bulletin 97-1 ("FTB 97-1"), "Accounting under Statement 123 for Certain Employee Stock Purchase Plan with a Look Back Option," and using the Black-Scholes options pricing model, consistent with the requirements of SFAS 123(R).

Share-based compensation recognized in the fiscal year ended March 31, 2007 as a result of the adoption of SFAS 123(R) as well as pro forma disclosures according to the original provisions of SFAS 123 for periods prior to the adoption of SFAS 123(R) use the Black-Scholes option pricing model for estimating fair value of options granted under the Plans and rights to acquire stock under the Employee Stock Purchase Plan.

The following table summarizes the effects of share-based compensation recognized on the Company's consolidated statement of income resulting from the application of SFAS 123(R) to options granted under the Company's equity incentive plans and rights to acquire stock granted under the Company's Employee Stock Purchase Plan (in thousands except per share amounts):

Income Statement Classifications

	Year Ended March 31,		
	2007	2006	2005
Selling, general and administrative expenses	$2,009	$—	$—
Share-based compensation effect on income before taxes	2,009	—	—
Benefit from income taxes	312	—	—
Net share-based compensation effects on net income	$1,697	$—	$—
Share-based compensation effect on net income per share — basic	$ 0.05	$—	$—
Share-based compensation effect on net income per share — diluted	$ 0.05	$—	$—
Share-based compensation effect on cash flow from operating activities	$ (554)	$—	$—
Share-based compensation effect on cash flow from financing activities	$ 554	$—	$—

As of March 31, 2007, there were $1.9 million of total unrecognized compensation costs related to stock options granted under the Plans. The unrecognized compensation cost is expected to be recognized over a weighted average period of 1.2 years. Total tax benefit realized during the year ended March 31, 2007 on stock options was $554,000.

Pro forma information required under SFAS 123 for periods prior to fiscal 2007, as if the Company had applied the fair value recognition provisions of SFAS 123 to options granted under the Plans and rights to acquire stock granted under the Purchase Plan, was as follows (in thousands except per share amounts):

	Year Ended March 31,	
	2006	2005
Net (loss) income, as reported	$ (6,106)	$16,242
Less: Total stock-based compensation determined under fair value based methods for all awards to employees, net of tax	(4,235)	(1,870)
Pro forma net (loss) income	$(10,341)	$14,372
Reported net (loss) income per share — basic	$ (0.18)	$ 0.49
Pro forma net (loss) income per share — basic	$ (0.31)	$ 0.43
Reported net (loss) income per share — diluted	$ (0.18)	$ 0.46
Pro forma net (loss) income per share — diluted	$ (0.31)	$ 0.41

The weighted average estimated values of employee stock option grants and rights granted under the Employee Stock Purchase Plan, as well as the weighted average assumptions that were used in calculating such values during fiscal 2007, 2006 and 2005, were based on estimates at the date of grant as follows:

	Stock Options			Employee Stock Purchase Plan		
	Year Ended March 31,			Year Ended March 31,		
	2007	2006(1)	2005(1)	2007	2006(1)	2005(1)
Weighted average estimated per share fair value of grant	$4.21	$6.68	$4.15	$4.11	$3.59	$2.66
Risk-free interest rate	4.9%	3.9%	3.3%	4.5%	2.4%	1.3%
Expected term (in years)	3.7	4.0	4.0	0.5	0.5	0.5
Volatility	54.0%	63.0%	64.0%	53.0%	57.0%	57.0%
Dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

(1) Assumptions were used in the calculation of fair value according to the original provisions of SFAS 123.

The Company estimates the expected term of options granted based on the historical average period over which the options are exercised by employees. The Company estimates the volatility of its common stock on historical volatility measures. The Company bases the risk-free interest rate that it uses in the option valuation model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. The Company does not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option valuation model. The Company is required to estimate forfeitures at the time of grants and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods.

The Company recognizes the estimated compensation cost of restricted stock over the vesting term. The estimated compensation cost is based on the fair value of IXYS's common stock on the date of grant. 158,000 RSUs were granted in fiscal 2007. The weighted average fair value of the restricted stock units granted in fiscal 2007 was $9.48.

The Company recognizes the compensation cost relating to stock bonuses on the date of grant based on the fair value of IXYS's common stock on the date of grant, as such stock bonuses are vested immediately. The Company granted 10,000 shares with weighted average fair value of $9.34 during fiscal 2007.

Stock compensation activity under the Company's equity incentive plans for fiscal 2007, 2006 and 2005 is summarized below:

		Options Outstanding			
	Shares Available for Grant	Number of Shares	Exercise Price per Share(1)	Intrinsic Value(2)(3) (000)	Weighted Average Exercise Price per Share
Balances, March 31, 2004	3,169,118	5,310,564			$ 6.29
New shares authorized	1,000,000				
Options granted	(453,000)	453,000	$ 6.65-$9.15		$ 8.14
Options exercised		(480,751)	$ 1.69-$7.38		$ 3.23
Options cancelled	61,640	(61,640)	$ 4.64-$31.54		$ 9.09
Options expired	20,100	(24,098)	$ 2.16-$19.00		$10.25
Balances, March 31, 2005	3,797,858	5,197,075			$ 6.68
New shares authorized	1,000,000				
Options granted	(804,000)	804,000	$10.22 - $15.81		$13.33
Options exercised		(1,003,525)	$ 1.69 - $13.73		$ 4.58
Stock grants	(10,000)	—	—		
Options cancelled	74,424	(74,424)	$ 1.69 - $36.24		$ 7.06
Options expired	78,634	(78,634)	$ 3.66 - $32.30		$14.50
Balances, March 31, 2006	4,136,916	4,844,492			$ 8.09
New shares authorized	1,000,000				
Options granted	(30,000)	30,000	$ 8.98 - $9.73		$ 9.36
Options exercised		(250,976)	$ 1.83 - $8.61	$ 925	$ 6.19
Stock grants	(10,000)	—	—		
Options cancelled	48,850	(48,850)	$ 6.65 - $9.73		$ 7.65
Options expired	20,857	(118,641)	$ 2.16 - $21.36		$ 5.62
Balances, March 31, 2007	5,166,623	4,456,025		$14,528	$ 8.27
Restricted Stock Units					
Balances, March 31, 2006	—	—		—	
Granted	(158,000)	158,000	$ 9.48	$ 1,498	
Vested		(14,148)	$ 8.94	$ 132	
Forfeited	4,500	(4,500)	$ 9.23		
Unvested		139,352			
Balances, March 31, 2007	5,013,123	4,595,377			

(1) For restricted stock units, represents the weighted average fair value on the date of grant.

(2) Except for options exercised, these amounts represent the difference between the exercise price and $10.23, the closing price of IXYS stock on March 30, 2007 as reported on the Nasdaq Stock Market, for all in-the-money, outstanding and exercisable

(3) Represents value of IXYS stock on the date the restricted stock unit vests.

In November 1995, IXYS sold 6,750,395 shares of common stock to certain members of IXYS's management. The shares were purchased through recourse promissory notes at a purchase price of $0.11 per share. Interest was due on the notes at a rate of 5.79% per annum through September 15, 2000 and 6.25% per annum after that date, with the balance outstanding due in full September 2005. In September 2005, these notes were paid in full.

The recourse promissory note issued in 2001 by a director in connection with his purchase of 8,250 shares of common stock was paid in full during fiscal 2007.

The following table summarizes information about stock options outstanding at March 31, 2007:

	Options Outstanding			Options Exercisable	
Exercise Price per Share	Number of Shares Outstanding	Weighted Average Contractual Life	Weighted Average Exercise Price per Share	Number of Shares Exercisable	Weighted Average Exercise Price per Share
$ 1.69- 2.34	707,976	2.8	$ 2.22	707,976	$ 2.22
$ 3.46- 4.88	713,162	3.5	$ 3.91	713,162	$ 3.91
$ 5.23- 7.79	1,135,425	5.4	$ 7.11	1,072,975	$ 7.13
$ 8.01- 11.70	990,709	7.0	$ 9.52	668,784	$ 9.50
$12.21- 17.30	709,846	6.8	$14.28	709,846	$14.28
$18.44- 21.36	104,517	2.8	$19.16	104,517	$19.16
$28.49- 36.24	94,390	2.7	$30.40	94,390	$30.40
$ 1.69- 36.24	4,456,025	5.1	$ 8.27	4,071,650	$ 8.20

Of the 4,456,025 options outstanding, 4,071,650 were exercisable on March 31, 2007 at a weighted average exercise price of $8.20, with an intrinsic value of $14.1 million. The weighted average remaining contractual life of options outstanding and options exercisable at March 31, 2007 is 5.1 years and 4.9 years, respectively. Fair value of options that vested during the year ended March 31, 2007 was $1.9 million.

4. Balance Sheet Details:

Allowances Movement:

	Balance at Beginning of Year	Additions	Deductions	Translation Adjustments	Balance at End of Year
			(In thousands)		
Allowances for accounts receivable and for doubtful accounts					
Year ended March 31, 2007	$2,609	$11,745	$(11,577)	$ 70	$2,847
Year ended March 31, 2006	$2,629	$ 5,578	$ (5,536)	$(62)	$2,609
Year ended March 31, 2005	$2,654	$ 4,994	$ (5,057)	$ 38	$2,629

Inventories:

Inventories consist of the following (in thousands):

	March 31,	
	2007	2006
Raw materials	$23,144	$16,648
Work in process	43,477	28,583
Finished goods	19,344	15,126
	$85,965	$60,357

Property, Plant and Equipment:

Property, plant and equipment consists of the following (in thousands):

	March 31, 2007	March 31, 2006
Property and plant (useful life of 20 to 50 years)	$ 22,272	$ 21,520
Equipment owned (useful life of 3 to 13 years)	68,007	57,182
Equipment capital leases (useful life of 3 to 13 years)	26,004	16,960
Leasehold improvements (useful life of up to 5 years)	1,003	1,003
	117,286	96,665
Accumulated depreciation — plant, equipment owned, and leasehold improvements	(52,753)	(45,758)
Accumulated amortization — Equipment capital leases	(15,792)	(10,858)
	$ 48,741	$ 40,049

Depreciation and amortization expense for fiscal years ended March 31, 2007, 2006 and 2005 amounted to $10.5 million, $8.5 million, and $10.6 million, respectively.

IXYS leases certain equipment under capital lease arrangements expiring through fiscal 2011 at interest rates of 5.4% to 8.3%.

Other Assets:

Other assets consist of the following (in thousands):

	March 31, 2007	March 31, 2006
"Available for sale" investment securities	$2,913	$2,423
Long term equity investment	1,680	1,107
Intangible assets, net of accumulated amortization of $6.5 million in 2007 and $5.7 million in 2006	390	782
Other	336	787
	$5,319	$5,099

Available for sale investment securities have been stated at their fair value as at March 31, 2007 and include an unrealized gain of $643,000, $326,000 and $0 at March 31, 2007, 2006 and 2005, respectively. During fiscal 2007, the Company recognized a gain of $191,000 on the sale of available-for-sale investment securities, of which $64,000 was included as unrealized gains in accumulated other comprehensive income as of March 31, 2006. Amortization of intangible assets was approximately $517,000 and $959,000 in fiscal 2007 and 2006, respectively. The amortization of intangible assets is expected to be $336,000 and $54,000 in fiscal 2008 and 2009, respectively.

Accrued Expenses and Other Liabilities:

Accrued expenses and other liabilities consist of the following (in thousands):

	March 31,	
	2007	2006
Uninvoiced goods and services	$ 6,964	$ 5,606
Compensation and vacation	5,782	5,433
Income taxes	3,884	10,970
Commission, royalties, deferred revenue and other	2,451	2,880
	$19,081	$24,889

5. Borrowing Arrangements:

On June 10, 2005, IXYS Semiconductor GmbH, a German subsidiary of IXYS, borrowed €10.0 million, or about $12 million, from IKB Deutsche Industriebank for a term of 15 years.

The interest rate on the loan is determined by adding the then effective three month Euribor rate and a margin. The margin can range from 70 basis points to 125 basis points, depending on the calculation of a ratio of indebtedness to cash flow for the German subsidiary. During the first five years of the loan, if the Euribor rate exceeds 3.75%, then the Euribor rate for the purposes of the loan shall be 4.1%, and, if the Euribor rate falls below 2%, then the Euribor rate for the purposes of the loan shall be 3%. Thereafter, the interest rate is recomputed annually. The interest rate at March 31, 2007 was 4.8%.

Each fiscal quarter beginning September 2005, during the first five years of the loan, a principal payment of €167,000, or about $223,000, and a payment of accrued interest will be required. Thereafter, the amount of the payment will be recomputed.

Financial covenants for a ratio of indebtedness to cash flow, a ratio of equity to total assets and a minimum stockholders' equity for the German subsidiary must be satisfied for the loan to remain in good standing. The loan may be prepaid in whole or in part at the end of a fiscal quarter without penalty. At March 31, 2007, the Company had complied with the financial covenants. The loan is partially collateralized by a security interest in the facility owned by IXYS in Lampertheim, Germany.

6. Commitments and Contingencies:

Commitments:

IXYS leases certain equipment under capital lease arrangements expiring through fiscal 2011 at interest rates of 5.4% to 8.3%.

IXYS rents certain of its facilities under operating leases expiring through fiscal 2022.

Future minimum lease payments under capital, operating leases, and commitments for inventory purchase are (in thousands):

Fiscal Year Ending March 31,	Capital Leases	Operating Leases	Inventory Purchase Obligation
2008	$ 4,195	$ 1,606	$27,082
2009	3,552	1,316	5,500
2010	2,381	837	3,000
2011	1,178	844	3,000
2012	—	764	3,000
Thereafter	—	6,961	2,250
Total minimum payments	11,306	$12,328	$43,832
Less: Interest	960		
	10,346		
Less: current portion	3,686		
	$ 6,660		

Rent expense for fiscal years ended March 31, 2007, 2006 and 2005 amounted to $1.3 million, $1.5 million and $2.8 million, respectively.

As of March 31, 2007 and 2006, IXYS had cash deposits with financial institutions of $169,000 and $313,000, respectively, which were restricted as to use and represent compensating balances for current or future discounted acceptances and letters of credit. These balances are restricted for less than one year and are included in restricted cash on the Company's balance sheets.

IXYS Corporation guarantees, for certain events of default, a $5.0 million line of credit issued by a German bank to IXYS Semiconductor GmbH to support a letter of credit facility. At March 31, 2007, there were approximately $1.7 million of open letters of credit to support inventory purchases. Westcode Semiconductor Limited (Westcode), a subsidiary, had a Letter of Credit facility from a British bank for £328,000 or approximately $644,000, as of March 31, 2007. On April 2, 2007 the bank also issued a guarantee on behalf of the subsidiary for £248,000, or approximately $487,000, in connection with a product supply contract.

The Company has made a claim against its insurance company for business interruption following an accident at its fabrication facility at Beverly, Massachusetts, in fiscal 2005. The Company received $936,000 in connection with the claim in fiscal 2007. The Company recognized $510,000 of the amount received, as it was not in dispute. The claim is expected to be settled for a total of $1.6 million. The Company does not record contingent gains in its financial statements until such time as all claim settlement formalities have been completed and final payment has been received or is assured of being collected.

Legal Proceedings:

IXYS is currently involved in a variety of legal matters that arise in the normal course of business. Were an unfavorable ruling to occur, there could be a material adverse impact on its financial condition, results of operations or cash flows.

International Rectifier

On June 22, 2000, International Rectifier Corporation filed an action for patent infringement against IXYS in the United States District Court for the Central District of California, alleging that certain of IXYS's products sold in the United States infringe U.S. patents owned by International Rectifier. International Rectifier's complaint against IXYS contended that IXYS's alleged infringement of International Rectifier's patents had been and continued to be willful and deliberate. Subsequently, the U.S. District Court decided that certain of IXYS's power MOSFETs and IGBTs infringed certain claims of each of three International Rectifier U.S. patents.

In 2002, the U.S. District Court entered a permanent injunction barring IXYS from making, using, offering to sell or selling in, or importing into, the United States, MOSFETs (including IGBTs) covered by the subject patents and ruled that International Rectifier should be awarded damages of $9.1 million for IXYS's alleged infringement of International Rectifier's patents. In addition, the U.S. District Court ruled that IXYS had been guilty of willful infringement. Subsequently, the U.S. District Court increased the damages to a total of $27.2 million, plus attorney fees.

IXYS appealed and on March 19, 2004 the United States Court of Appeals for the Federal Circuit reversed or vacated all findings of patent infringement previously issued against IXYS by the U.S. District Court, and vacated the permanent injunction. On August 9, 2004, the Federal Circuit Court vacated the damages award. The case was remanded to the U.S. District Court for further proceedings. Trial commenced in the U.S. District Court on September 6, 2005. On September 15, 2005, the jury specifically found that IXYS was not guilty of willful infringement.

International Rectifier had accused IXYS of infringing its 4,959,699 ("699"), 5,008,725 ("725") and 5,130,767 ("767") patents. The claims of these patents fall into two groups. The jury ruled that one of the groups of claims was infringed by the doctrine of equivalents; however, the claims in this group are minor claims and are not expected to have a material financial impact on IXYS.

As to the other group of claims, the jury found that IXYS did not infringe the 725 and 767 patents, but did infringe the 699 patent by the doctrine of equivalents. If upheld on appeal, this finding would have a material financial impact on IXYS. However, the jury also made a specific finding that IXYS's devices do not infringe the 725 and 767 patents because they include an "annular source region," which IXYS believes is inconsistent with the conclusion that the 699 patent is infringed. The jury's verdict awarded International Rectifier $6.2 million as damages for the infringement plus 6.5% of revenues from infringing products, by implication, after September 30, 2005. The U.S. District Court entered a judgment reflecting the jury's verdict and also issued a permanent injunction barring IXYS from selling or distributing the infringing products. Thereafter, IXYS appealed the judgment and the injunction to the Federal Circuit Court. Without addressing the substance of IXYS's appeal, on July 14, 2006, the Federal Circuit Court vacated the judgment and the injunction and remanded the matter to U.S. District Court for "further proceedings as appropriate" in view of the United States Supreme Court's recent decision in *eBay, Inc v. MercExchange, LLC.* In September 2006, The U.S. District Court again entered another judgment reflecting the jury's determination of damages and issued a permanent injunction barring IXYS from selling or distributing the infringing products. IXYS is appealing the judgment against it and the injunction barring IXYS from selling or distributing products. Counsel to IXYS inadvertently did not file the requisite notice of appeal following the entry of judgment within the required time period. However, because IXYS's counsel has taken timely corrective measures, IXYS believes that it is unlikely that IXYS will be precluded from pursuing its appeal. In January 2007, the Federal Circuit Court declined to issue a stay of the judgment and injunction. The judgment therefore became payable and the injunction enforceable. IXYS recognized a litigation provision of $6.8 million during the year ended March 31, 2007 in connection with this matter. There is no assurance that this amount is sufficient for any actual losses that may be incurred as a result of this litigation.

There can be no assurance of a favorable final outcome in the International Rectifier suit. In the event of an adverse outcome, damages or the injunction awarded by the U.S. District Court would be materially adverse to IXYS's financial condition, results of operations and cash flows.

LoJack

On April 10, 2003, LoJack Corporation ("LoJack") filed a suit against Clare, Inc., a subsidiary of IXYS, in the Superior Court of Norfolk County, Massachusetts claiming breach of contract, unjust enrichment, breach of the implied covenant of good faith and fair dealing, failure to perform services and violation of a Massachusetts statute prohibiting unfair and deceptive acts and practices, all purportedly resulting from Clare's alleged breach of a contract to develop custom integrated circuits and a module assembly. The trial commenced on January 30, 2006. On February 8, 2006, the jury awarded LoJack $36.7 million in damages. On July 20, 2006, the Superior Court reduced LoJack's damages to $4 million.

Under Massachusetts law, a damage award is increased for pre-judgment interest. Pre-judgment interest was determined to be $2.1 million at the time of the entry of the judgment on July 25, 2006. In addition, the Superior Court determined the attorneys' fees and costs payable by Clare to be $708,000. Post-judgment interest accrues on the total judgment, inclusive of the pre-judgment interest, attorneys' fees and costs, at the rate of 12% per annum simple interest. At March 31, 2007, IXYS's reserve for this matter was $7.4 million. There is no assurance that this amount is sufficient for any actual losses that may be incurred as a result of this litigation.

In August 2006, LoJack filed a notice with the Superior Court of a motion to reconsider the judgment for the purpose of reinstating the full amount of the jury's damage award. In September 2006, the Superior Court ruled against LoJack's motion. LoJack and IXYS each appealed the judgment of the Superior Court. On April 13, 2007, the parties' appeals were argued before the Appeals Court of Massachusetts. The enforcement of the judgment will be stayed pending appeal without the necessity of filing any bond. The appeals may take a year or more to conclude. Payment of an award, if ever, will only occur at the conclusion of this process.

IXYS released $36.2 million from the litigation provision, net of interest accrual, during fiscal 2007 to reflect a net accrual of $7.4 million at that date, which amount includes interest and attorneys' fees in addition to the reduced damage award. An adverse outcome would be materially adverse to IXYS's financial condition, results of operations and cash flows.

7. Accumulated Other Comprehensive Income:

The components of accumulated other comprehensive income, net of tax:

	Year Ended March 31,	
	2007	2006
	(In thousands)	
Accumulated net unrealized gain on available-for-sale investments securities, net of taxes $447 in 2007 and $0 in 2006	$ 644	$ 327
Accumulated minimum pension liability, net of taxes of $1,521 in 2007 and $646 in 2006	(2,747)	(1,159)
Accumulated foreign currency translation adjustments	10,219	4,467
Total accumulated other comprehensive income	$ 8,116	$ 3,635

8. Employee Savings and Retirement Plan:

IXYS has a 401(k) plan, known as the "IXYS Corporation and Subsidiary Employee Savings and Retirement Plan." Eligibility to participate in the plan is subject to certain minimum service requirements. Employees may voluntarily contribute up to 20% of yearly compensation and IXYS may make matching contributions as determined by the Board of Directors in a resolution on or before the end of the fiscal year. Employees are 100% vested immediately in any contributions by IXYS. For the years ended March 31, 2007, 2006 and 2005, IXYS contributed $519,000, $396,000 and $407,000, respectively.

Westcode also started a defined contribution plan known as "Westcode Semiconductor Group Personal Pension" in 2007. The plan is subject to minimum service requirements. Employees contribute from 2.5% to 4.5% of the pensionable salary. Westcode contributes between 5% to 7% depending upon the contribution by the employee. Additionally, Westcode pays the annual management charges for the plan. Employees are 100% vested immediately in any contributions by Westcode. Westcode contributed $194,000 in 2007.

9. Related Party Transactions:

IXYS owns 45% of the outstanding equity of Powersem, a module manufacturer based in Germany. The investment is accounted for using the equity method. In fiscal 2007, 2006 and 2005, IXYS recorded revenues of $2.4 million, $1.5 million and $1.5 million, respectively, from sales of products to Powersem for use as components in their products. In fiscal 2007, 2006 and 2005, IXYS purchased $2.8 million, $3.1 million and $3.2 million, respectively, from Powersem. At March 31, 2007, 2006 and 2005, the accounts receivable balance from IXYS's sales to Powersem was $305,000, $143,000 and $117,000, respectively. The accounts payable balance of IXYS to Powersem, as of March 31, 2007, 2006 and 2005, was $261,000, $129,000 and $133,000, respectively. IXYS loaned Powersem $30,000, interest free, in fiscal 2003. The loan was repaid in full on April 12, 2006.

ABB, Ltd. was a principal stockholder of IXYS until December 2004. In fiscal 2005, IXYS generated revenues of $3.6 million from sales of products to ABB and ABB affiliates for use as components in their products. At March 31, 2005, the accounts receivable balance from these sales was $535,000. ABB was not a related party during fiscal 2007 or 2006.

Omni Microelectronics, a sales representative company majority owned by S. Joon Lee, was paid sales commissions by Samsung Electronics on $39.6 million, $37.1 million and $39.8 million billed to the Company by Samsung Electronics during fiscal 2007, 2006 and 2005, respectively, for wafer fabrication services. Mr. Lee is a director of the Company.

10. Pension Plans:

IXYS maintains two defined benefit pension plans: one for United Kingdom employees and one for German employees. These plans cover most of the employees in the United Kingdom and Germany. Benefits are based on years of service and the employees' compensation. The Company deposits funds for these plans, consistent with the requirements of local law, with investment management companies, insurance companies, trustees, and/or accrues for the unfunded portion of the obligations. The measurement date for the projected benefit obligations and the plan assets was March 31, 2007. Both the plans have been curtailed and no gains on curtailment were recorded as they did not exceed the unrecognized losses.

On March 31, 2007, IXYS adopted the provisions of SFAS 158. SFAS 158 required IXYS to recognize the funded status of its defined benefit pension plans in the Consolidated Balance Sheets, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The funded status is measured as the difference between the fair value of plan assets and the projected benefit obligation for pension plans. The amount recognized in the statement of financial position as of the end of the fiscal year, including amounts required to recognize any additional minimum pension liability, shall be adjusted to recognize gain or losses that have not yet been included in net periodic pension cost as of the end of fiscal year as a component of ending balance of accumulated other comprehensive income, net of tax.

These amounts will be recognized in net periodic benefit cost as they are amortized. IXYS will recognize future changes to the funded status of these plans in the year the change occurs, through other comprehensive income. In accordance with SFAS 158, the consolidated financial statements for prior periods have not been restated to reflect, and, do not include, the impact of SFAS 158. Application of SFAS 158 did not have any impact on the consolidated financial position, primarily due to curtailment of the pension plans.

SFAS 158 also requires plan assets and obligations to be measured as of the employer's balance sheet date. This provision is effective for fiscal years beginning after December 15, 2008. IXYS already measures the plan assets and obligations as of the fiscal year-end balance sheet date. As a result, this provision will not have an affect on the consolidated financial statements.

Net Period Pension Cost:

The net periodic pension expense includes the following components:

	Year Ended March 31,		
	2007	2006	2005
	(In thousands)		
Service cost	$ 824	$ 837	$ 878
Interest cost	1,882	1,667	1,713
Expected return on plan assets	(1,606)	(1,189)	(1,166)
Recognized actuarial loss	70	54	118
Net periodic pension expense	$ 1,170	$ 1,369	$ 1,543

Funded Status:

	Year Ended March 31,	
	2007	2006
	(In thousands)	
Change in benefit obligation		
Projected benefit obligation at the beginning of the year	$36,944	$33,774
Service cost	824	837
Interest cost	1,882	1,667
Plan participants contribution	180	173
Actuarial (gain) loss	(1,037)	3,453
Benefits paid	(1,834)	(835)
Foreign currency adjustment	4,154	(2,125)
Projected benefit obligation at the end of the year	$41,113	$36,944

	Year Ended March 31,	
	2007	2006
	(In thousands)	
Change in plan assets		
Fair value of plan assets at the beginning of the year	$21,743	$18,035
Actual return on plan assets	136	4,134
Employer contribution	1,034	1,187
Plan participants contribution	180	173
Benefits paid from assets	(1,468)	(440)
Foreign currency adjustment	2,613	(1,346)
Fair value of plan assets at the end of the year	$24,238	$21,743

The amount of accumulated other comprehensive income expected to be recognized in net periodic pension cost in fiscal 2008 includes amortization of actuarial loss of $60,000.

IXYS's provision for (benefit from) income taxes consists of the following (in thousands):

	Year Ended March 31,		
	2007	2006	2005
Current:			
Federal	$ (834)	$ 2,995	$(1,121)
State	$ 325	$ 47	$ 429
Foreign	$ 2,282	$ 4,473	$ 2,346
	$ 1,773	$ 7,515	$ 1,654
Deferred:			
Federal	$14,949	$(13,018)	$ 4,735
State	$ 1,177	$ (1,168)	$ (36)
Foreign	$ 121	$ (240)	$ 3,186
	$16,247	$(14,426)	$ 7,885
Total income tax provision (benefit)	$18,020	$ (6,911)	$ 9,539

The reconciliation of IXYS's effective tax rate differs to the U.S. statutory federal income tax rate is as follows:

	Year Ended March 31,		
	2007	2006	2005
Statutory federal income tax (benefit) rate	35%	(35)%	35%
State taxes, net of federal tax benefit	3	(9)	1
Benefit of lower tax jurisdictions	1	5	(3)
Swiss benefit	(1)	(6)	—
ETI & Section 199 deduction	—	(2)	—
Credits	(1)	(4)	(3)
Valuation allowance	—	(3)	12
Permanent items	1	(8)	—
Tax reserves	(2)	20	—
True up for prior periods	1	(10)	—
Share-based compensation	1	—	—
Other	(1)	(1)	(5)
Effective tax (benefit) rate	37%	(53)%	37%

The significant components of net deferred income tax assets are as follows (in thousands):

	March 31,	
	2007	2006
Deferred tax assets:		
Reserves	$ 5,309	$ 6,012
Other liabilities and accruals	9,036	19,279
Total short-term deferred tax assets	14,345	25,291
Depreciable assets	648	506
Net operating loss carryforward	19,488	24,390
Share-based compensation	436	—
Credits carryforward	1,918	2,441
Intangibles arising from acquisitions	(1,443)	(1,644)
Net deferred tax asset	$35,392	$50,984
Less: Valuation allowance	(8,220)	(9,383)
	$27,172	$41,601

IXYS accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS 109 requires deferred tax assets and liabilities to be recognized for temporary differences between the tax basis and financial reporting basis of assets and liabilities, computed at the expected tax rates for the periods in which the assets or liabilities will be realized, as well as for the expected tax benefit of net operating loss and tax credit carryforwards. Significant management judgment is required in determining the Company's provision for income taxes, its deferred tax assets and liabilities, and any valuation allowance recorded against net deferred tax assets. The Company's management evaluates the recoverability of these net deferred tax assets in accordance with SFAS 109. As IXYS generates future taxable income or concludes that sufficient taxable income is reasonably assured, based on profitable operations in the appropriate tax jurisdictions where these tax attributes may be applied, some portion or all of the valuation allowance will be reversed and a corresponding reduction in goodwill, non-current intangible assets, or income tax expense will be reported in such period. The Company's ability to utilize its deferred tax assets and the continuing need for a related valuation allowance are being monitored on an ongoing basis. During the fourth quarter, IXYS recorded certain tax adjustments on valuation allowance, tax contingency reserves, and other temporary items. The impacts of these adjustments are discussed further in this note. At March 31, 2007, IXYS assessed its ability to utilize net operating losses based on positive and negative evidence and correspondingly released $1.2 million of valuation allowance for net operating losses that the Company estimates to be utilizable.

At March 31, 2007, IXYS had federal net operating loss carryforwards of approximately $45.9 million, of which $45.6 million are subject to the limitations under section 382 of the U.S. tax code resulting from change in ownership. IXYS had net operating loss carryforwards for foreign income tax purposes of approximately $9.8 million. These carryforwards will expire, if not utilized, from fiscal 2008 to 2024 for federal purposes. The Company's U.S. federal research and development tax credit carryforwards for income tax purposes are approximately $900,000. If not utilized, the federal tax credit carryforwards will expire from fiscal 2020 to 2022. None of the federal net operating loss carryforwards represent the stock option deduction arising from activity under the Company's stock option plan.

During fiscal 2007, the Company's valuation allowance decreased by $1.2 million from $9.4 million as of March 31, 2006 to $8.2 million as of March 31, 2007. This was reflected as a reduction in goodwill of $1.0 million, and in income tax expense of $200,000. The change in valuation allowance from fiscal 2006 to fiscal 2007 primarily

IXYS's foreign operations consist of those of its subsidiaries, IXYS GmbH in Germany, IXYS CH in Switzerland and Westcode in the United Kingdom. At March 31, 2007, all recorded goodwill relates to acquired businesses based in the U.S. The following table summarizes the net revenues, net income (loss) and long-lived assets of IXYS's domestic and foreign operations (in thousands):

	Year Ended March 31,		
	2007	2006	2005
Net revenues:			
Foreign	$129,133	$ 98,939	$ 99,442
Domestic	156,775	152,548	157,178
	$285,908	$251,487	$256,620
Net income (loss):			
Foreign	$ 3,278	$ 11,900	$ 6,504
Domestic	26,941	(18,006)	9,738
	$ 30,219	$ (6,106)	$ 16,242

	March 31,	
	2007	2006
Property, plant and equipment, net:		
Germany	$18,495	$13,154
Switzerland	557	885
Domestic	24,838	21,993
United Kingdom	4,851	4,017
Total property plant and equipment	$48,741	$40,049

14. Subsequent Event:

All American Semiconductor Inc, a distributor of the Company, filed for relief under Chapter 11 of the U.S. Bankruptcy Code in April 2007. The bankruptcy court has approved the sale of substantially all of its tangible assets and a significant part of its intangible assets. The net proceeds from the sale are not expected to pay the outstanding debt. IXYS did not recognize revenues on shipments to All American in the fourth quarter and wrote off amounts due from All American as of March 31, 2007. The total amount written off was $1.3 million.

IXYS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Selected Quarterly Financial Data (unaudited)

Fiscal Year Ended March 31, 2007(1)(2)

	Three Months Ended			
	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006
	(In thousands, except per share amounts)			
Net revenues	$74,018	$72,274	$71,875	$67,741
Gross profit	17,850	22,477	22,120	21,884
Operating income	1,389	403	6,188	41,547
Net income	$ 2,241	$ (106)	$ 3,788	$24,296
Net income per share — basic	$ 0.07	$ 0.00	$ 0.11	$ 0.71
Net income per share — diluted	$ 0.07	$ 0.00	$ 0.11	$ 0.68
Weighted average shares used in per share calculation				
Basic	32,659	33,264	33,929	34,172
Diluted	33,923	33,264	35,124	35,575

Fiscal Year Ended March 31, 2006

	Three Months Ended			
	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
	(In thousands, except per share amounts)			
Net revenues	$64,425	$ 60,336	$63,385	$63,341
Gross profit	20,382	18,937	21,231	21,145
Operating income (loss)	14,246	(46,230)	7,243	7,732
Net income (loss)	$30,301	$(47,090)	$ 5,544	$ 5,139
Basic net income (loss) per share applicable to common stockholder	$ 0.89	$ (1.40)	$ 0.17	$ 0.15
Diluted net income (loss) per share applicable to common stockholder	$ 0.85	$ (1.40)	$ 0.16	$ 0.14
Weighted average shares used in per share calculation				
Basic	34,015	33,593	33,525	33,416
Diluted	35,792	33,593	35,758	35,985

(1) The Company adopted the provisions of SFAS 123(R) in fiscal 2007. Results for fiscal 2006 do not include the effects of share-based compensation. For further information, see Note 2, "Summary of Significant Accounting Policies" and Note 3, "Employee Equity Incentive Plans" in the Notes to Consolidated Financial Statements.

(2) IXYS has adjusted the preliminary consolidated financial information for the quarter and year ended March 31, 2007, announced on May 24, 2007, to reflect an increase of $1.5 million in net income. The adjustments were made to reflect changes in estimates relating to the provision for income taxes made in the first quarter and to reverse the accrual of bonuses for the executive officers. As a consequence of these adjustments, the Company's net income for the quarter ended March 31, 2007 increased to $2.2 million, or $0.07 per share on a diluted basis, and the Company's net income for fiscal 2007 increased to $30.2 million, or $0.87 per share on a diluted basis.

PERFORMANCE MEASUREMENT COMPARISON

The following graph shows the total stockholder return of an investment of $100 in cash for the period from March 31, 2002 through March 31, 2007 for our common stock, the Nasdaq Global Market and the Standard & Poor's Semiconductors Index. All values assume reinvestment of the full amount of all dividends and are calculated as of March 31 of each year. Historical stock price performance should not be relied upon as indicative of future stock price performance.


IXYS Corporation
NASDAQ Composite
S&P Semiconductors
$160
$140
$120
$100
$80
$60
$40
$20
$0
Mar-02
Mar-03
Mar-04
Mar-05
Mar-06
Mar-07

CORPORATE INFORMATION

Board of Directors
Nathan Zommer
Chairman of the Board,
President and Chief Executive Officer

Donald L. Feucht
Chairman of the Audit Committee and of the Nominating and Corporate Governance Committee
Investor

Samuel Kory
Chairman of the Compensation Committee
Consultant

S. Joon Lee
President of Omni Microelectronics

Timothy A. Richardson
Chief Financial Officer of Jupiter Foundation

James M. Thorburn
Consultant

Executive Officers
Nathan Zommer
President and Chief Executive Officer

Peter H. Ingram
President of European Operations

Uzi Sasson
Vice President of Finance,
Chief Operating Officer and
Chief Financial Officer

Annual Meeting
September 7, 2007
3540 Bassett Street
Santa Clara, CA 95054

Corporate Headquarters
3540 Bassett Street
Santa Clara, CA 95054
(408) 982-0700

Form 10-K
A copy of our Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge upon request to:

Uzi Sasson
IXYS Corporation
3540 Bassett Street
Santa Clara, CA 95054

Or e-mail to:
investorrelations@ixys.net

Or call (408) 982-0700. A copy is also available at the Securities and Exchange Commission website at www.sec.gov.

Transfer Agent and Registrar
Mellon Investor Services LLC
480 Washington Blvd., 27th fl
Jersey City, NJ 07310
(800) 522-6645

END